Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
 (In thousands of Reais)

ASSETS	06/30/2010	06/30/2009
CURRENT ASSETS	494,058,520	450,916,855
CASH AND CASH EQUIVALENTS	12,415,203	9,377,879
INTERBANK INVESTMENTS (Notes 4b and 6)	114,638,668	126,032,870
Money market	98,319,115	105,658,046
Money market – Assets Guaranteeing Technical Provisions – SUSEP (Note 11b)	3,431,152	2,216,113
Interbank deposits	12,888,401	18,158,711
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	105,558,185	97,799,490
Own portfolio	31,227,405	37,265,047
Subject to repurchase commitments	14,571,187	3,651,382
Pledged in guarantee	6,007,160	6,217,805
Deposited with the Central Bank	3,048,874	5,922,393
Derivative financial instruments	4,535,595	6,275,734
Assets guaranteeing technical provisions - PGBL/VGBL fund quotas (Note 11b)	41,436,196	34,475,799
Assets guaranteeing technical provisions – other securities (Note 11b)	4,731,768	3,991,330
INTERBANK ACCOUNTS	61,617,223	15,944,751
Pending settlement	3,544,512	3,003,327
Central Bank deposits	57,983,144	12,855,963
National Housing System (SFH)	9,525	11,025
Correspondents	80,042	68,731
Interbank onlending	-	5,705
INTERBRANCH ACCOUNTS	43,241	43,383
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 8)	145,874,700	139,684,173
Operations with credit granting characteristics (Note 4e)	159,075,268	152,998,179
(Allowance for loan losses) (Note 4f)	(13,200,568)	(13,314,006)
OTHER RECEIVABLES	51,271,313	59,267,066
Foreign exchange portfolio (Note 9)	17,787,960	29,135,401
Income receivable	787,184	660,062
Transactions with credit card issuers (Note 4e)	8,984,815	7,441,484
Receivables from insurance and reinsurance operations (Note 4ml and 11b)	3,818,722	3,646,608
Negotiation and intermediation of securities	1,972,426	1,439,045
Sundry (Note 13a)	17,920,206	16,944,466
OTHER ASSETS (Note 4g)	2,639,987	2,767,243
Assets held for sale	313,054	445,307
(Valuation allowance)	(86,244)	(115,257)
Unearned premiums of reinsurance (Note 4ml)	574,551	732,842
Prepaid expenses (Note 13b)	1,838,626	1,704,351
LONG-TERM RECEIVABLES	147,531,320	135,361,844
INTERBANK INVESTMENTS (Notes 4b and 6)	478,201	2,292,845
Money market	53,840	483,867
Money market – Assets Guaranteeing Technical Provisions – SUSEP (Note 11b)	-	163,818
Interbank deposits	424,361	1,645,160
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	23,266,399	26,945,247
Own portfolio	10,193,689	15,912,344
Subject to repurchase commitments	3,652,900	-
Pledged in guarantee	1,838,620	4,532,992
Deposited with the Central Bank	553,172	313,619
Derivative financial instruments	3,365,779	1,772,191
Assets guaranteeing technical provisions – other securities (Note 11b)	3,662,239	4,414,101
INTERBANK ACCOUNTS - National Housing System (SFH)	543,896	554,023
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 8)	94,724,112	71,891,398
Operations with credit granting characteristics (Note 4e)	104,423,104	81,492,291
(Allowance for loan losses) (Note 4f)	(9,698,992)	(9,600,893)
OTHER RECEIVABLES	27,259,537	31,559,671
Foreign exchange portfolio (Note 9)	449,775	2,177,742
Sundry (Note 13a)	26,809,762	29,381,929
OTHER ASSETS – Prepaid expenses (Notes 4g and 13b)	1,259,175	2,118,660
PERMANENT ASSETS	9,993,150	10,108,367
INVESTMENTS (Notes 4h and 15a II)	2,132,170	2,153,458
Investments in affiliates	1,022,352	1,263,921
Other investments	1,287,680	1,071,905
(Allowance for loan losses)	(177,862)	(182,368)
FIXED ASSETS (Notes 4i and 15b)	4,478,173	4,186,015
Real estate in use	4,377,102	4,407,106
Other fixed assets	6,481,756	6,830,885
(Accumulated depreciation)	(6,380,685)	(7,051,976)
OPERATING LEASE ASSETS (Note 4j)	4,969	7,880
Leased assets	18,553	18,553
(Accumulated depreciation)	(13,584)	(10,673)
INTANGIBLE ASSETS (Notes 4k and 15b)	3,377,838	3,761,014
Acquisition of rights to credit payroll	2,440,325	2,477,099
Other intangible assets	2,701,221	2,387,981
(Accumulated amortization)	(1,763,708)	(1,104,066)
TOTAL ASSETS	651,582,990	596,387,066

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
 (In thousands of Reais)

LIABILITIES	06/30/2010	06/30/2009
CURRENT LIABILITIES	336,613,501	319,039,183
DEPOSITS (Notes 4b and 10b)	124,144,835	110,413,432
Demand deposits	25,280,832	22,918,472
Savings deposits	51,851,801	40,847,711
Interbank deposits	2,181,406	2,969,930
Time deposits	43,713,209	42,738,861
Other deposits	1,117,587	938,458
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4b and 10c)	92,113,312	85,340,825
Own portfolio	48,645,421	26,273,060
Third-party portfolio	42,279,410	58,897,433
Free portfolio	1,188,481	170,332
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4b and 10d)	11,350,838	11,607,227
Real estate, mortgage, credit and similar notes	9,450,208	8,185,212
Debentures	508,233	92,422
Foreign borrowings through securities	1,392,397	3,329,593
INTERBANK ACCOUNTS	4,636,742	3,582,764
Pending settlement	3,212,224	2,682,756
Correspondents	1,424,518	900,008
INTERBRANCH ACCOUNTS	2,765,471	2,486,508
Third-party funds in transit	2,739,713	2,458,573
Internal transfer of funds	25,758	27,935
BORROWINGS AND ONLENDING (Notes 4b and 10e)	16,028,107	15,786,449
Borrowings	9,611,829	9,937,958
Onlending	6,416,278	5,848,491
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	4,086,702	5,580,597
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4m II and 11a)	10,328,387	8,816,697
OTHER LIABILITIES	71,159,107	75,424,684
Collection and payment of taxes and contributions	3,738,477	3,290,034
Foreign exchange portfolio (Note 9)	18,341,791	29,595,663
Social and statutory (Note 16b II)	3,404,933	2,612,923
Tax and social security contributions (Notes 4n, 4o and 14c)	7,866,093	6,872,324
Negotiation and intermediation of securities	2,865,524	1,635,570
Credit card operations (Note 4e)	25,513,614	19,932,852
Securitization of foreign payment orders (Note 10a)	-	139,960
Subordinated debt (Note 10f)	63,731	1,181,366
Sundry (Note 13c)	9,364,944	10,163,992
LONG-TERM LIABILITIES	255,968,361	226,743,438
DEPOSITS (Notes 4b and 10b)	65,511,944	79,680,947
Interbank deposits	126,087	176,796
Time deposits	65,385,857	79,504,151
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4b and 10c)	65,147,616	36,568,182
Own portfolio	52,354,476	35,078,180
Third-party portfolio	164,309	-
Free portfolio	12,628,831	1,490,002
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4b and 10d)	7,553,580	7,484,376
Real estate, mortgage, credit and similar notes	522,381	1,204,310
Debentures	2,122,630	2,832,136
Foreign borrowings through securities	4,908,569	3,447,930
BORROWINGS AND ONLENDING (Notes 4b and 10e)	22,042,486	16,750,775
Borrowings	3,709,402	4,199,600
Onlending	18,333,084	12,551,175
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	2,762,457	1,926,602
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4m II and 11a)	45,672,699	39,227,093
OTHER LIABILITIES	47,277,579	45,105,463
Foreign exchange portfolio (Note 9)	451,165	2,172,507
Tax and social security contributions (Notes 4n, 4o and 14c)	12,415,008	14,821,606
Credit card operations (Note 4e)	13,623	-
Securitization of foreign payment orders (Note 10a)	-	557,501
Subordinated debt (Note 10f)	28,191,548	21,316,308
Sundry (Note 13c)	6,206,235	6,237,541
DEFERRED INCOME (Note 4p)	186,898	212,576
MINORITY INTEREST IN SUBSIDIARIES (Note 16e)	3,740,269	3,122,372
STOCKHOLDERS’ EQUITY (Note 16)	55,073,961	47,269,497
Capital	45,000,000	45,000,000
Capital reserves	565,460	697,492
Revenue reserves	10,236,287	2,702,127
Asset valuation adjustment (Notes 4c, 4d and 7d)	147,952	111,123
(Treasury shares)	(875,738)	(1,241,245)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	651,582,990	596,387,066

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income (Note 2a)
 (In thousands of Reais)

	01/01 to 06/30/2010	01/01 to 06/30/2009
INCOME FROM FINANCIAL OPERATIONS	37,270,901	39,402,659
Loan, lease and other credit operations	24,907,026	23,698,465
Securities and derivative financial instruments	8,373,391	13,050,623
Financial income from insurance, pension plan and capitalization operations (Note 11c)	1,768,115	2,333,836
Foreign exchange operations	955,113	(20,290)
Compulsory deposits	1,267,256	340,025
EXPENSES ON FINANCIAL OPERATIONS	(16,291,878)	(16,094,576)
Money market	(13,838,266)	(14,184,469)
Financial expenses on technical provisions for pension plan and capitalization (Note 11c)	(1,525,468)	(2,073,690)
Borrowings and onlending	(928,144)	163,583
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	20,979,023	23,308,083
RESULT OF LOAN LOSSES (Note 8d I)	(6,073,246)	(7,215,207)
Expenses for allowance for loan losses	(7,885,843)	(8,086,080)
Income from recovery of credits written off as loss	1,812,597	870,873
GROSS INCOME FROM FINANCIAL OPERATIONS	14,905,777	16,092,876
OTHER OPERATING REVENUES (EXPENSES)	(5,821,065)	(7,471,511)
Banking service fees (Note 13d)	6,882,354	5,811,791
Asset management	1,214,261	1,020,786
Current account services	280,404	224,979
Credit cards	3,192,172	2,770,573
Sureties and credits granted	700,110	578,185
Receipt services	639,796	595,905
Other	855,611	621,363
Income from bank charges (Note 13e)	1,536,669	1,331,011
Result from insurance, pension plan and capitalization operations (Note 11c)	1,366,509	1,121,756
Personnel expenses (Note 13f)	(6,067,944)	(5,885,539)
Other administrative expenses (Note 13g)	(6,312,506)	(5,656,345)
Tax expenses (Notes 4o and 14a II)	(1,977,645)	(2,018,466)
Equity in earnings of affiliates and other investments (Note 15a III)	116,418	116,141
Other operating revenues (Note 13h)	704,258	516,455
Other operating expenses (Note 13i)	(2,069,178)	(2,808,315)
OPERATING INCOME	9,084,712	8,621,365
NON-OPERATING INCOME (Note 13j)	17,976	353,416
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	9,102,688	8,974,781
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4o and 14a I)	(2,090,336)	(3,873,634)
Due on operations for the period	(2,883,048)	(4,355,345)
Related to temporary differences	792,712	481,711
PROFIT SHARING – Management members - Statutory - Law No. 6,404 of 12/15/1976	(116,347)	(112,328)
MINORITY INTEREST IN SUBSIDIARIES (Note 16e)	(496,863)	(403,087)
NET INCOME	6,399,142	4,585,732
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES	4,531,690,313	4,511,697,636
NET INCOME PER SHARE – R$	1.41	1.02
BOOK VALUE PER SHARE – R$ (OUTSTANDING AT 06/30)	12.15	10.46

EXCLUSION OF NONRECURRING EFFECTS (Notes 2a and 22k)	66,488	404,650
NET INCOME WITHOUT NONRECURRING EFFECTS	6,465,630	4,990,382
NET INCOME PER SHARE – R$	1.43	1.11

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
 (In thousands of Reais)

	01/01 to 06/30/2010	01/01 to 06/30/2009
ADJUSTED NET INCOME	17,163,165	18,236,925
Net income	6,399,142	4,585,732
Adjustments to net income:	10,764,023	13,651,193
Granted options recognized	56,134	56,210
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	270,731	(2,653,877)
Effects of changes in exchange rates on cash and cash equivalents	77,762	2,095,695
Allowance for loan losses	7,885,843	8,086,080
Results from operations with subordinated debt	1,308,434	627,278
Results from securitization of foreign payment orders	-	(203,124)
Financial expenses on technical provisions for pension plan and capitalization	1,525,468	2,073,690
Depreciation and amortization (Note 15b)	1,076,304	1,085,333
Adjustment to legal liabilities – tax and social security	(217,627)	1,540,567
Adjustment to provision for contingent liabilities	663,336	(376,992)
Deferred taxes	(792,712)	(481,711)
Equity in earnings of affiliates and other investments (Note 15a)	(116,418)	(116,141)
Income from available-for-sale securities	(1,306,891)	558,351
Income from held-to-maturity securities	(131,831)	420,228
Amortization of goodwill	-	556,575
(Income) loss from sale of investments	(156,055)	(346,550)
Minority interest	496,863	403,087
Other	124,682	326,494
CHANGE IN ASSETS AND LIABILITIES	(30,882,183)	(1,910,435)
(Increase) decrease in interbank investments	12,780,396	15,819,848
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)	(9,059,149)	5,695,661
(Increase) decrease in compulsory deposits with the Central Bank of Brazil	(44,114,385)	551,784
(Increase) decrease in interbank and interbranch accounts (assets/liabilities)	804,683	234,876
(Increase) decrease in loan, lease and other credit operations	(26,658,936)	1,280,188
(Increase) decrease in other receivables and other assets	2,241,224	1,940,295
(Increase) decrease in foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)	734,910	1,135,637
(Decrease) increase in deposits	(1,115,390)	(16,095,019)
(Decrease) increase in deposits received under securities repurchase agreements	25,326,395	(2,449,455)
(Decrease) increase in funds for issuance of securities	1,584,799	(504,042)
(Decrease) increase in borrowings and onlending	3,378,422	(10,200,933)
(Decrease) increase in credit card operations (assets/liabilities)	(112,360)	(1,499,658)
(Decrease) increase in securitization of foreign payment orders	-	(2,928,148)
(Decrease) increase in technical provision for insurance, pension plan and capitalization	1,657,666	2,555,603
(Decrease) increase in collection and payment of taxes and contributions	3,265,506	2,624,249
(Decrease) increase in other liabilities	91,866	1,524,684
(Decrease) increase in deferred income	(6,836)	(18,529)
Payment of income tax and social contribution	(1,680,994)	(1,577,476)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(13,719,018)	16,326,490

Interest on capital / dividends received from affiliated companies	53,412	49,716
Funds received from sale of available-for-sale securities	9,596,575	12,520,140
Funds received from redemption of held-to-maturity securities	396	3,119
Disposal of assets not for own use	102,013	114,261
Disposal of investments	183,176	369,112
Payment of income tax and social contribution from sale of investments	(56,511)	(117,827)
Acquisition of minority interest in Itaú XL Seguros Corporativos S.A. (Note 2a)	(157,299)	-
Sale of fixed assets	40,408	37,262
Write-offs of intangible assets	68,354	-
Purchase of available-for-sale securities	(6,103,815)	(9,372,551)
Purchase of held-to-maturity securities	(467,647)	-
Net cash and cash equivalents of assets and liabilities arising from the purchase of Redecard S.A.	-	(485,994)
Purchase of investments	(19,262)	(11,751)
Purchase of fixed assets	(726,442)	(501,773)
Purchase of intangible assets	(184,223)	(226,166)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	2,329,135	2,377,548

Increase (decrease) in subordinated debt	4,908,629	(594,220)
Change in minority interest	(163,996)	(407,497)
Granting of stock options	116,722	137,872
Purchase of treasury shares	-	(21)
Dividends and interest on capital paid	(2,871,179)	(2,614,170)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,990,176	(3,478,036)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,399,707)	15,226,002

Cash and cash equivalents at the beginning of the period	65,917,455	37,182,300
Effects of changes in exchange rates on cash and cash equivalents	(77,762)	(2,095,695)
Cash and cash equivalents at the end of the period (Notes 4a and 5)	56,439,986	50,312,607

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Added Value
 (In thousands of Reais)

	01/01 to 06/30/2010	01/01 to 06/30/2009
INCOME	42,005,989	41,482,216
Financial operations	37,270,901	39,402,659
Banking services	8,419,023	7,142,802
Result from insurance, pension plan and capitalization operations	1,366,509	1,121,756
Result of allowance for loan losses (Note 8d)	(6,073,246)	(7,215,207)
Other	1,022,802	1,030,206
EXPENSES	(18,361,056)	(18,902,888)
Financial operations	(16,291,878)	(16,094,576)
Other	(2,069,178)	(2,808,312)
INPUTS PURCHASED FROM THIRD PARTIES	(5,239,011)	(4,566,057)
Materials, energy and others	(195,451)	(137,184)
Third-party services	(1,358,906)	(1,464,441)
Other	(3,684,654)	(2,964,432)
Data processing and telecommunications (Note 13g)	(1,501,731)	(1,262,060)
Advertising, promotions and publication (Note 13g)	(532,709)	(387,970)
Installations	(672,036)	(472,644)
Transportation (Note 13g)	(289,605)	(186,149)
Security (Note 13g)	(211,730)	(186,900)
Travel expenses (Note 13g)	(69,836)	(56,871)
Other	(407,007)	(411,838)
GROSS ADDED VALUE	18,405,922	18,013,271
DEPRECIATION AND AMORTIZATION (Note 13g)	(660,434)	(655,234)
NET ADDED VALUE PRODUCED BY THE COMPANY	17,745,488	17,358,037
ADDED VALUE RECEIVED FROM TRANSFER (Note 15 a III)	63,853	104,018
TOTAL ADDED VALUE TO BE DISTRIBUTED	17,809,341	17,462,055
DISTRIBUTION OF ADDED VALUE	17,809,341	17,462,055
Personnel	5,623,518	5,388,802
Compensation	4,467,210	4,428,475
Benefits	874,380	714,688
FGTS - Government severance pay fund	281,928	245,639
Taxes, fees and contributions	4,876,757	6,649,380
Federal	4,574,422	6,374,418
State	840	4,182
Municipal	301,495	270,780
Return on third parties assets - Rent	413,061	435,054
Return on own assets	6,896,005	4,988,819
Dividends and Interest on capital	2,205,445	1,709,172
Retained earnings (loss) for the period	4,193,697	2,876,560
Minority interest in retained earnings	496,863	403,087

ITAÚ UNIBANCO HOLDING S.A.
Balance Sheet
 (In thousands of Reais)

	06/30/2010	06/30/2009
ASSETS

CURRENT ASSETS	1,177,574	8,087,722
CASH AND CASH EQUIVALENTS	233	18
INTERBANK INVESTMENTS (Notes 4b and 6)	154,682	7,243,359
Money market	154,682	328,009
Interbank deposits	-	6,915,350
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	32,053	-
Own portfolio	27,122	-
Pledged in guarantee	4,931	-
OTHER RECEIVABLES	981,624	842,441
Income receivable (Note 15a I)	170,702	30,432
Sundry (Note 13a)	810,922	812,009
OTHER ASSETS – Prepaid expenses (Note 4g)	8,982	1,904
LONG-TERM RECEIVABLES	12,360,262	209,383
INTERBANK INVESTMENTS – Interbank deposits (Notes 4b and 6)	12,181,570	102,088
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	6,069	29,591
Own portfolio	13	25,059
Pledged in guarantee	6,056	4,532
OTHER RECEIVABLES - Sundry (Note 13a)	172,623	77,704
PERMANENT ASSETS	60,245,101	56,219,359
INVESTMENTS	60,244,779	56,218,684
Investments in subsidiaries (Note 4h and 15a I)	60,244,372	56,218,277
Other	407	407
FIXED ASSETS (Note 4i)	322	675
TOTAL ASSETS	73,782,937	64,516,464

LIABILITIES

CURRENT LIABILITIES	2,033,859	1,560,911
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	2,143	60
OTHER LIABILITIES	2,031,716	1,560,851
Social and statutory (Note 16b II)	1,997,901	1,518,911
Tax and social security contributions (Note 14c)	809	32,596
Subordinated debt (Note 10f)	23,580	-
Sundry	9,426	9,344
LONG-TERM LIABILITIES	5,365,177	1,154,730
DEPOSITS – Interbank deposits (Notes 4b and 10b)	3,177,246	861,937
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	-	978
OTHER LIABILITIES	2,187,931	291,815
Tax and social security contributions (Note 14c)	397,554	290,457
Subordinated debt (Note 10f)	1,784,461	-
Sundry	5,916	1,358
STOCKHOLDERS’ EQUITY (Note 16)	66,383,901	61,800,823
Capital	45,000,000	45,000,000
Capital reserves	565,460	697,492
Revenue reserves	21,546,227	17,233,453
Asset valuation adjustment (Notes 4c, 4d and 7d)	147,952	111,123
(Treasury shares)	(875,738)	(1,241,245)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	73,782,937	64,516,464

ITAÚ UNIBANCO HOLDING S.A.
Statement of Income
 (In thousands of Reais)

	01/01 to 06/30/2010	01/01 to 06/30/2009
INCOME FROM FINANCIAL OPERATIONS	433,089	160,240
Securities and derivative financial instruments	433,089	160,240
EXPENSES ON FINANCIAL OPERATIONS	(126,897)	(32,368)
Money market	(126,897)	(32,368)
GROSS INCOME FROM FINANCIAL OPERATIONS	306,192	127,872
OTHER OPERATING REVENUES (EXPENSES)	4,064,944	3,266,309
Personnel expenses	(72,641)	(123,696)
Other administrative expenses	(28,542)	(23,565)
Tax expenses (Note 14a II)	(15,075)	(8,048)
Equity in earnings of subsidiaries (Note 15a I)	4,222,122	3,450,870
Other operating revenues (expenses)	(40,920)	(29,252)
OPERATING INCOME	4,371,136	3,394,181
NON-OPERATING INCOME	7,120	7,373
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	4,378,256	3,401,554
INCOME TAX AND SOCIAL CONTRIBUTION (Note 4o)	517,310	544,144
Due on operations for the period	(14,650)	5,714
Related to temporary differences	531,960	538,430
PROFIT SHARING – Management members - Statutory - Law No. 6,404 of 12/15/1976	(3,676)	(5,533)
NET INCOME	4,891,890	3,940,165
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES	4,531,690,313	4,511,697,636
NET INCOME PER SHARE – R$	1.08	0.87
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 06/30)	14.64	13.68

EXCLUSION OF NONRECURRING EFFECTS (Notes 2a and 22k)	66,488	(101,833)
NET INCOME WITHOUT NONRECURRING EFFECTS	4,958,378	3,838,332
NET INCOME PER SHARE – R$	1.09	0.85

ITAÚ UNIBANCO HOLDING S.A.
Statement of Changes in Stockholders’ Equity (Note 16)
 (In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment (Note 7d)	Retained earnings	(Treasury shares)	Total
BALANCES AT 01/01/2009	29,000,000	597,706	31,192,635	(423,717)	-	(1,525,695)	58,840,929
Capitalization through reserves – A/ESM of 04/24/2009	16,000,000	-	(16,000,000)	-	-	-	-
Treasury shares	-	(38,350)	(108,249)	-	-	284,450	137,851
Purchase of treasury shares	-	-	-	-	-	(21)	(21)
Granting of stock options – exercised options	-	(38,350)	(108,249)	-	-	284,471	137,872
Granting of options recognized	-	138,136	(81,926)	-	-	-	56,210
Change in adjustment to market value	-	-	-	534,840	-	-	534,840
Reversal of interest on capital and dividends paid on 03/17 and 04/08/2009 - Year 2008	-	-	104	-	-	-	104
Net income	-	-	-	-	3,940,165	-	3,940,165
Appropriations:
Legal reserve	-	-	197,008	-	(197,008)	-	-
Statutory reserves	-	-	2,033,881	-	(2,033,881)	-	-
Dividends and interest on capital	-	-	-	-	(1,709,276)	-	(1,709,276)
BALANCES AT 06/30/2009	45,000,000	697,492	17,233,453	111,123	-	(1,241,245)	61,800,823
CHANGES IN THE PERIOD	16,000,000	99,786	(13,959,182)	534,840	-	284,450	2,959,894
BALANCES AT 01/01/2010	45,000,000	640,759	18,771,151	120,031	-	(1,031,327)	63,500,614
Granting of stock options – exercised options	-	(45,061)	6,194	-	-	155,589	116,722
Granting of options recognized	-	(30,238)	86,372	-	-	-	56,134
Change in adjustment to market value	-	-	(3,935)	27,921	-	-	23,986
Addition to interest on capital and dividends paid on 03/01/2010 - Year 2009	-	-	(620)	-	-	-	(620)
Net income	-	-	-	-	4,891,890	-	4,891,890
Appropriations:
Legal reserve	-	-	244,595	-	(244,595)	-	-
Statutory reserves	-	-	2,442,470	-	(2,442,470)	-	-
Dividends and interest on capital	-	-	-	-	(2,204,825)	-	(2,204,825)
BALANCES AT 06/30/2010	45,000,000	565,460	21,546,227	147,952	-	(875,738)	66,383,901
CHANGES IN THE PERIOD	-	(75,299)	2,775,076	27,921	-	155,589	2,883,287

ITAÚ UNIBANCO HOLDING S.A.
Statement of Cash Flows
 (In thousands of Reais)

	01/01 to 06/30/2010	01/01 to 06/30/2009
ADJUSTED NET INCOME (LOSS)	219,509	57,527
Net income	4,891,890	3,940,165
Adjustments to net income:	(4,672,381)	(3,882,638)
Granting of options recognized	56,134	56,210
Deferred taxes	(531,960)	(538,430)
Equity in earnings of subsidiaries (Note 15a I)	(4,222,122)	(3,450,870)
Amortization of goodwill	28,872	28,873
Effects of changes in exchange rates on cash and cash equivalents	(3,366)	21,477
Other	61	102
CHANGE IN ASSETS AND LIABILITIES	359,946	1,368,333
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)	(8,785)	(5,900)
(Increase) decrease in other receivables and other assets	348,915	1,459,516
Increase (decrease) in other liabilities	19,816	(85,283)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	579,455	1,425,860
Interest on capital/Dividends received	3,473,530	7,420,636
(Increase) decrease in interbank investments	(5,256,609)	(6,708,115)
(Purchase) sale of fixed assets	(27)	(225)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	(1,783,106)	712,296
Increase (decrease) in deposits	2,278,022	515,940
Increase (decrease) in subordinated debt	1,808,041	-
Granting of stock options	116,722	137,872
Purchase of treasury shares	-	(21)
Dividends and interest on capital paid	(2,871,179)	(2,614,170)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,331,606	(1,960,379)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	127,955	177,777
Cash and cash equivalents at the beginning of the period	23,594	171,727
Effects of changes in exchange rates on cash and cash equivalents	3,366	(21,477)
Cash and cash equivalents at the end of the period (Notes 4a and 5)	154,915	328,027

ITAÚ UNIBANCO HOLDING S.A.
Statement of Added Value
 (In thousands of Reais)

	01/01 to 06/30/2010	01/01 to 06/30/2009
INCOME	1,027,490	758,385
Financial operations	433,089	160,240
Other	594,401	598,145
EXPENSES	(126,897)	(32,368)
Financial operations	(126,897)	(32,368)
INPUTS PURCHASED FROM THIRD PARTIES	(28,027)	(23,002)
Third-party services	(10,104)	(8,378)
Advertising, promotions and publications	(538)	(1,806)
Expenses for financial system services	(3,014)	(3,124)
Insurance	(2,949)	(1,742)
Other	(11,422)	(7,952)
GROSS ADDED VALUE	872,566	703,015
DEPRECIATION AND AMORTIZATION	(61)	(112)
NET ADDED VALUE PRODUCED BY THE COMPANY	872,505	702,903
ADDED VALUE RECEIVED FROM TRANSFER (Note 15 a III)	4,222,122	3,450,870
TOTAL ADDED VALUE TO BE DISTRIBUTED	5,094,627	4,153,773
DISTRIBUTION OF ADDED VALUE	5,094,627	4,153,773
Personnel	72,466	113,196
Compensation	70,454	107,052
Benefits	1,319	4,953
FGTS – government severance pay fund	693	1,191
Taxes, fees and contributions	129,817	99,961
Federal	129,756	99,855
Municipal	61	106
Return on managed assets - Rent	454	451
Return on own assets	4,891,890	3,940,165
Dividends and Interest on capital	2,205,445	1,709,172
Retained earnings (loss) for the period	2,686,445	2,230,993

ITAÚ UNIBANCO HOLDING S.A.
NOTES TO THE FINANCIAL STATEMENTS
FROM JANUARY 1 TO JUNE 30, 2010 AND 2009
 (In thousands of Reais)

NOTE 1 - OPERATIONS

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a)	Presentation of the Financial Statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009, in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP), and National Council of Private Insurance (CNSP), which include the use of estimates necessary to calculate accounting provisions.

On May 12, 2010 SUSEP approved the contract signed on November 12, 2009 related to the acquisition by ITAÚ UNIBANCO HOLDING of a minority interest in the subsidiary company Itaú XL Seguros Corporativos S.A. for the amount of R$ 157,299, giving rise to a goodwill of R$ 24,700.

In order to enable the proper analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under Loan, lease and other credit operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign Exchange Portfolio. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b)	Convergence into international accounting standards

The CMN Resolution No. 3,786, of September 24, 2009, and BACEN Circular No. 3,472, of October 23, 2009, established that from December 31, 2010 the financial institutions shall prepare and annually report their consolidated financial statements adopting the international financial reporting standards according to the pronouncements issued by the International Accounting Standard Board (IASB), translated into the Portuguese language by a Brazilian company registered with the International Accounting Standards Committee Foundation (IASC Foundation).

The accounting pronouncements issued by the Accounting Pronouncements Committee (CPC) and the respective international standards of IASB that will be adopted in the consolidated financial statements until the end of 2010 and may impact the stockholders’ equity and/or results are as follows:

•
CPC 2 (IAS 21) - Effects on changes in foreign exchange rates and conversion of financial statements: Effect on results from January 1 to June 30, 2010 (without effect on stockholders' equity) for allocation of foreign exchange variation in the stockholders' equity related to controlled companies using functional currency other than Real, basically represented by the Itaú Europa, Chile, Argentina, Uruguay and Paraguay units (Note 20);

•	CPC 11 (IFRS 4) – Insurance contracts: Management does not expect significant effects;
•	CPC 15 (IFRS 3) – Business combinations: in the period from January 1 to June 30, 2010, there was not any transaction that could exert significant effects;
•
CPC 24 (IAS 10) – Subsequent events: dividends and interest on capital declared after the accounting period to which the financial statements refer, if these are above the minimum mandatory dividend they shall be reversed with effect on stockholders' equity (Note 16b I);

•	CPC 32 (IAS 12) – Taxes on income: recognition of a credit in the stockholders’ equity of the opening balance sheet of an amount of deferred tax assets not recorded according to Note 14b IV;
•	CPC 33 (IAS 19) – Employee benefits: recognition of a credit in the stockholders’ equity of the opening balance sheet of the surplus of benefit plans according to Note 19c;
•
CPC 38 (IAS 39) – Financial instruments: recognition and measurement – loss on recoverable amount for not receiving financial assets: review of the procedures adopted for setting up the Allowance for Loan losses. The management does not expect an amount above that recorded in the allowance.

The other pronouncements shall basically impact the disclosure of information.

c)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING comprise the consolidation of its foreign branches and subsidiaries.

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the Foreign Exchange Variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in the Statement of Income.

The difference of Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originated on purchase of investments, net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ UNIBANCO merger, is being amortized based on the expected future profitability and appraisal reports or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, this goodwill was fully amortized up to December 31, 2009, in the periods when the investments were made, in order to: a) permit better comparability with previous periods’ consolidated financial statements; and b) permit measuring Net Income and Stockholders’ Equity based on conservative criteria.

From January 1, 2010, the goodwill originated from the purchase of investments is no longer fully amortized in the consolidated financial statements, for purposes of compatibility of the current accounting practices with the international financial reporting standards.

The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries, among which we highlight:

		Incorporation	Interest %
		country	06/30/2010	06/30/2009
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Ltda.		Portugal	100.00	100.00
Banco Dibens S.A.		Brazil	100.00	100.00
Banco Fiat S.A.		Brazil	99.99	99.99
Banco Itaú Argentina S.A.		Argentina	99.99	99.99
Banco Itaú BBA S.A.		Brazil	99.99	99.99
Banco Itaú Chile S.A.		Chile	99.99	99.99
Banco Itaú Europa Luxembourg S.A.		Luxembourg	99.99	99.98
Banco Itaú Europa S.A.		Portugal	99.99	99.99
Banco Itaú Uruguay S.A.		Uruguay	100.00	100.00
Banco Itaucard S.A.		Brazil	99.99	99.99
Banco Itaucred Financiamentos S.A.		Brazil	99.99	99.99
Banco Itauleasing S.A.		Brazil	99.99	99.99
BIU Participações S.A.	(1)	Brazil	66.15	66.15
Cia. Itaú de Capitalização		Brazil	99.99	99.99
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	100.00	100.00
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	(2)	Brazil	50.00	50.00
Fiat Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(3)	Brazil	50.00	50.00
Hipercard Banco Múltiplo S.A.		Brazil	99.99	99.99
Itaú Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Itau Bank, Ltd.	(4)	Cayman Islands	100.00	100.00
Itaú Corretora de Valores S.A.		Brazil	99.99	99.99
Itaú Seguros S.A.		Brazil	100.00	100.00
Itaú Unibanco S.A.		Brazil	100.00	100.00
Itaú Vida e Previdência S.A.		Brazil	100.00	100.00
Itaú XL Seguros Corporativos S.A. (Note 2a)		Brazil	100.00	50.00
Itaúsa Export S.A.		Brazil	100.00	100.00
Oca Casa Financiera S.A.		Uruguay	100.00	100.00
Orbitall Serviços e Processamento de Informações Comerciais S.A.		Brazil	99.99	99.99
Porto Seguro S.A.	(5)	Brazil	30.00	-
Redecard S.A.		Brazil	50.00	50.00
Unibanco Cayman Bank Ltd.		Cayman Islands	100.00	100.00
Unibanco Participações Societárias S.A.		Brazil	51.00	51.00
(1)	Fully consolidated company from September 30, 2009;
(2)	Company with shared control included proportionally in consolidation;
(3)	Company with shared control, fully included in consolidation, as authorized by CVM, in view of the business management by ITAÚ UNIBANCO HOLDING;
(4)	It does not include Redeemable Preferred Shares (Note 10f);
(5)	Company controlled by Porto Seguro Itaú Unibanco Participações S.A. included proportionally in consolidation from December 31, 2009.

NOTE 3 – REQUIREMENTS OF CAPITAL AND FIXED ASSET LIMITS

a) Basel and Fixed Asset Ratios

The main indicators at June 30, 2010, according to present regulation, are as follows:

	Financial system	Economic-financial
	Consolidated (1)	Consolidated (2)
Referential equity (3)	69,520,662	71,548,087
Basel ratio	15.7%	15.7%
Tier I	12.2%	12.3%
Tier II	3.5%	3.4%
Fixed assets ratio (4)	39.0%	16.0%
Excess capital in relation to fixed assets	7,681,066	24,291,705
(1)	Consolidated financial statements including financial companies only;
(2)
Consolidated financial statements comprising all subsidiary companies, including insurance, pension plan and capitalization companies and those in which control is based on the sum of interests held by the bank, its managers, parent company and related companies, notwithstanding their percentage, as well as those directly or indirectly acquired, through investment funds;

(3)
The CMN, through Resolution No. 3,444, of February 28, 2007, determined the Referential Equity (PR), for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debt and hybrid capital and debt instruments;

(4)
The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic and financial consolidated amounts, enabling, when necessary, the distribution of funds to the financial companies.

Management considers the current Basel ratio (15.7%, based on economic-financial consolidated) to be adequate, taking into account the following:

a)	It exceeds by 4.7 percent the minimum required by the authorities (11.0%); and

b)
In view of the realizable values of assets (Note 18), the additional provision (exceeding the minimum required) (Nota 8c) and unrecorded deferred tax assets (Nota 14b IV), the ratio would increase to 17.8%.

CMN Resolution No. 3,490, of August 29, 2007, provides for the criteria for computation of the Required Referential Equity (PRE). For calculation of the risk portions, the procedures of Circular No. 3,360, of September 12, 2007 for credit risk, of Circulars Nos. 3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, 3,388, of June 4, 2008, and 3,389, of June 25, 2008, and Circular Letters Nos. 3,309 and 3,310, of April 15, 2008 for market risk, and Circular No. 3,383 and Circular Letters Nos. 3,315 and 3,316, of April 30, 2008, for operational risk were followed. For the operational risk portion, ITAÚ UNIBANCO HOLDING opted for the use of the Alternative Standardized Approach.

From January 1, 2010, the operational risk portion started being considered at its full amount, pursuant to Circular No. 3,383.

CMN Resolution No. 3,825, of December 16, 2009, revoked, to take effect from April 1, 2010, Resolution No. 3,674, of December 30, 2008, which enabled fully adding to Tier I the amount of the additional provision to the minimum percentages required by Resolution No. 2,682 of December 21, 1999.

Circular No. 3,476, of December 28, 2009, sets forth that, for the Economic-Financial Consolidated, from June 30, 2010 an additional should be included in the Operational Risk Portion (POPR), through the use of a ratio based on the equity in earnings of subsidiary and affiliated companies. Should this additional be considered immediately, the Basel ratio of the Economic-Financial Consolidated would be 15.6%

Circular No. 3,498, of June 28, 2010, changes the provisions mentioned in Circulars Nos 3,361, 3,362, 3,363, 3,364 and 3,366, of September 12, 2007, and No. 3,389, of June 25, 2008, which set forth the procedures for calculation of the portion related to market risk. The new calculation method will be adopted gradually from January 1, 2012, taking into account that it shall be fully employed from June 30, 2010. Should the new rules already be applicable, the ratios would be reduced by about 1.3%.

The Referential Equity used for calculation of ratios and composition of risk exposures at June 30, 2010, are as follows:

	Financial system consolidated		Economic-financial consolidated
Stockholders' Equity Itaú Unibanco Holding S.A. (Consolidated)	55,073,961		55,073,961
Minority interest in subsidiaries	953,814		3,010,685
Consolidated stockholders’ equity (BACEN)	56,027,775		58,084,646
Revaluation reserves excluded from Tier I	(7)		(7)
Deferred tax assets excluded from Tier I	(527,094)		(551,971)
Deferred permanent assets excluded from Tier I	(458,943)		(463,512)
Adjustments to market value – securities and derivative Financial instruments excluded from Tier I	(147,952)		(147,930)
Additional provision for loan, lease and other operations	-		-
Preferred shares with clause of redemption excluded from Tier I	(711,167)		(711,167)
Tier I	54,182,612		56,210,059
Subordinated debt	14,641,027		14,641,027
Preferred shares with clause of redemption	568,934		568,934
Revaluation reserves	7		7
Adjustment to market value - securities and derivative financial instruments	147,952		147,930
Tier II	15,357,920		15,357,898
Tier I + Tier II	69,540,532		71,567,957
Exclusions:
Funding instruments issued by financial institutions	(19,870)		(19,870)
Referential equity	69,520,662		71,548,087
Risk exposure:
Exposure weighted by credit risk (EPR)	410,722,073		421,882,645
Portion required for credit risk coverage (PEPR)	45,179,428	92.6%	46,407,091	92.7%
FPR at 20%	223,511	0.5%	316,225	0.6%
FPR at 35%	56,873	0.1%	56,870	0.1%
FPR at 50%	2,316,358	4.7%	2,809,638	5.6%
FPR at 75%	11,527,743	23.6%	11,391,196	22.8%
FPR at 100%	29,704,177	60.9%	30,391,856	60.7%
FPR at 300%	1,172,709	2.4%	1,262,983	2.5%
Derivatives – potential future gain	178,057	0.4%	178,323	0.4%
Portion required for operational risk coverage (POPR)	2,662,186	5.5%	2,662,186	5.3%
Retail	421,084	0.9%	421,084	0.8%
Commercial	762,287	1.6%	762,287	1.5%
Corporate finance	70,742	0.1%	70,742	0.1%
Negotiation and sales	816,589	1.7%	816,589	1.6%
Payments and settlements	259,881	0.5%	259,881	0.5%
Financial agent services	104,270	0.2%	104,270	0.2%
Asset management	205,678	0.4%	205,678	0.4%
Retail brokerage	20,321	0.0%	20,321	0.0%
Business plans	1,334	0.0%	1,334	0.0%
Portion required for market risk coverage:	969,595	2.0%	972,512	1.9%
Gold, foreign currency and operations subject to foreign exchange variation (PCAM)	-	0.0%	-	0.0%
Operations subject to interest rate variation (PJUR)	512,341	1.0%	515,258	1.0%
Fixed rate denominated in Real (PJUR1)	104,497	0.2%	106,920	0.2%
Foreign currency coupon (PJUR2)	207,679	0.4%	208,173	0.4%
Price index coupon (PJUR3)	158,539	0.3%	158,539	0.3%
Interest rate coupon (PJUR4)	41,626	0.1%	41,626	0.1%
Operations subject to commodity price variation (PCOM)	100,260	0.2%	100,260	0.2%
Operations subject to stock price variation (PACS)	356,994	0.7%	356,994	0.7%
Required Referential Equity	48,811,209	100.0%	50,041,789	100.0%
Excess capital in relation to Required Referential Equity	20,709,453	42.4%	21,506,298	43.0%
Total exposure weighted by risk [EPR + (1/0.11 X (POPR + PCAM + PJUR + PCOM + PACS)	443,738,262		454,925,352
Ratio (%)	15.7		15.7
Referential equity calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	1,115,089		1,208,265

During this period, the effects of the changes in legislation and balances were as follows:

	Financial system consolidated			Economic-financial consolidated
	Referential	Weighted		Referential	Weighted
Changes in the Basel Ratio	equity	exposure	Effect	equity	exposure	Effect

Ratio at 12/31/2009	68,432,521	402,713,393	17.0%	70,514,408	422,840,336	16.7%
Result for the period	6,440,546		1.6%	6,864,922		1.6%
Interest on capital and dividends	(2,205,445)		-0.5%	(2,205,445)		-0.5%
Additional allowance for loan losses – added to the Tier I of Referential Equity	(6,107,459)	(6,107,459)	-1.3%	(6,104,000)	(6,104,000)	-1.2%
Granting of options recognized	56,134		0.0%	56,134		0.0%

Granting of stock options – exercised options in the period	113,956		0.0%	113,956		0.0%
Asset valuation adjustment	23,986		0.0%	23,986		0.0%
Subordinated debt and redeemable preferred shares	2,492,996		0.6%	2,492,996		0.6%
Deferred assets excluded from Tier I of referential equity	110,708	110,708	0.0%	112,350	112,350	0.0%
Other changes in referential equity	162,719		0.1%	(321,220)		-0.1%
Changes in risk exposure		47,021,620	-1.8%		38,076,666	-1.4%
Ratio at 06/30/2010	69,520,662	443,738,262	15.7%	71,548,087	454,925,352	15.7%

b)	Capital for Insurance Activity

SUSEP, following the worldwide trend towards the strengthening of the insurance market, disclosed on December 26, 2006 the Resolutions Nos. 155 and 158, amended by Resolutions No. 178 of December 28, 2007, and No. 200 of December 16, 2008, and Circular No. 355 of December 14, 2007. The regulations provide for the rules on regulatory capital required for authorization and operation of insurance companies and rules for the allocation of capital from subscription risk for several insurance lines.

Noteworthy is the fact that the adjusted stockholders’ equity of ITAU UNIBANCO HOLDING companies exclusively engaged in insurance activities is higher than the required regulatory capital. At June 30, 2010, the required regulatory capital amounted to R$ 861,532 for an existing adjusted stockholders’ equity of R$ 3,112,802.

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)
Cash and cash equivalents - For purposes of Consolidated Statement of Cash Flows, it includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded position that have original maturities of up to 90 days or less.

b)
Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlendings and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 556 of November 12, 2008.

c)
Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•
Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•
Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to their maturity date, not being adjusted to market value;

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)
Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•
Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•
Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of hedge is recorded directly in the statement of income.

e)
Loan, lease and other credit operations (Operations with credit granting characteristics) – these transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders.  The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)
Allowance for loan losses - the balance of the allowance for loan losses was recorded based on the credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•
Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

g)
Other assets - these assets are mainly comprised by assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations, reinsurance unearned premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h)
Investments - in subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)
Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, adjusted to market value until December 31, 2007, when applicable. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. They correspond to rights related to tangible assets intended for maintenance of the company’s operations or exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November 12, 2008, as contra-entry to Lease obligations. Depreciation is calculated using the straight-line method, based on monetarily restated cost, at the following annual rates.

Real estate in use	4%	to	8%
Leasehold improvements	From 10%
Installations, furniture, equipment and security, transportation and communication systems	10%	to	25%
EDP systems	20%	to	50%

j)
Operating leases – leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on their usual useful lives, taking into account that the useful life shall be decreased by 30% should it meet the conditions provided for by Ordinance No. 113 of February 26, 1988 issued by the Ministry of Finance. Receivables are recorded in lease receivable at the contractual amount, with contra-entry to unearned income accounts.  The recognition in income will occur on the due date of the installments.

k)
Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of rights acquired to credit payrolls and partnership agreements, amortized over the agreement terms, and software and customer portfolios, amortized over a term varying from five to ten years.

l)
Impairment of assets – a loss is recognized when there are clear evidences that assets are stated at a non-recoverable value. From 2008, this procedure started to be adopted annually at the end of each year.

m)
Insurance, pension plan and capitalization operations - Insurance premiums, acceptance coinsurance and selling expenses are accounted for in accordance with the insurance term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt.

I -	Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•
Reinsurance recoverable amounts – Refer to claims paid to the insured party pending recovery from Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance (IBNR), classified in assets in accordance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008;

•
Reinsurance unearned premiums – Recognized to determine the portion of reinsurance unearned premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008.

II -
Technical provisions of insurance, pension plan and capitalization – provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP Resolution No. 162 of December 26, 2006 and the amendments introduced by CNSP Resolution No. 181, of December 19, 2007, and CNSP Resolution No. 195, of December 16, 2008.

II.I -	Insurance:

•
Provision for unearned premiums – recognized to determine unearned premiums relating to the risk coverage period, calculated “pro rata die”, and relating to risks not yet issued, calculated based on estimates, according to an actuarial technical study;

•	Provision for premium deficiency – recognized according to the Technical Actuarial Note in case of insufficient Provision for unearned premiums;

•
Provision for unsettled claims - recognized based on claims of loss in an amount sufficient to cover future commitments, awaiting judicial decision, which amounts are determined by court appointed experts and legal advisors that make assessments based on the insured amounts and technical regulations, taking into consideration the likelihood of unfavorable outcome to the insurance company;

•	Provision for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

II.II -	Pension Plan and Individual life with living benefits – correspond to liabilities assumed such as retirement plans, disability, pension and annuity:

•
Mathematical provisions for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits, respectively;

•	Provision for insufficient contribution – recognized in case of insufficient mathematical provisions;

•	Provision for events incurred but not reported (IBNR) – recognized at the estimated amount of events occurred but not reported;

•	Provision for financial surplus – recognized by the difference between the contributions adjusted daily by the Investment Portfolio and the funds guaranteeing them, according to the plan’s regulation;

•
Provision for financial variation – recognized according to the methodology provided for in the Technical Actuarial Note in order to guarantee that the financial assets are sufficient to cover mathematical provisions.

II.III-	Capitalization:

•	Mathematical provision for redemptions – represents capitalization certificates received to be redeemed;

•	Provision for raffle contingencies – recognized according to the methodology provided for in the Technical Actuarial Note to cover the Provision for raffles in the event of insufficient funds.

n)
Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I -	Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•
Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•
Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and others and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

II -	Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Taxes - these provisions are calculated according to current legislation at the rates shown below, for effects of the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS	up to 5.00%
(1)
As from May 1, 2008, for financial subsidiaries and equivalent companies, the rate was changed from 9% to 15%, as provided for in articles 17 and 41 of Law No. 11,727, of June 24, 2008. For non-financial and social security subsidiaries, the rate remained at 9%;

(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.6%.

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses, computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed. The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

p)
Deferred income – this refers to unexpired interest received in advance that is recognized in income as earned, and the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

NOTE 5 - CASH AND CASH EQUIVALENTS

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	06/30/2010	06/30/2009
Cash and cash equivalents	12,415,203	9,377,879
Interbank deposits	5,479,465	5,910,434
Securities purchased under agreements to resell – Funded position	38,545,318	35,024,294
TOTAL	56,439,986	50,312,607

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	06/30/2010	06/30/2009
Cash and cash equivalents	233	18
Securities purchased under agreements to resell – Funded position	154,682	328,009
TOTAL	154,915	328,027

NOTE 6 - INTERBANK INVESTMENTS

	06/30/2010						06/30/2009
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	73,301,517	24,751,243	266,355	53,840	98,372,955	85.5	106,141,913	82.7
Funded position (*)	38,934,835	2,919,316	266,355	53,840	42,174,346	36.6	46,411,615	36.2
Financed position	31,306,557	15,769,594	-	-	47,076,151	40.9	58,260,447	45.4
With free movement	3,484,572	15,769,488	-	-	19,254,060	16.7	8,514,062	6.6
Without free movement	27,821,985	106	-	-	27,822,091	24.2	49,746,385	38.8
Short position	3,060,125	6,062,333	-	-	9,122,458	7.9	1,469,851	1.1
Money market – Assets Guaranteeing Technical Provisions - SUSEP	3,038,968	183,098	209,086	-	3,431,152	3.0	2,379,931	1.9
Interbank deposits	6,338,196	4,871,350	1,678,855	424,361	13,312,762	11.5	19,803,871	15.4
TOTAL	82,678,681	29,805,691	2,154,296	478,201	115,116,869		128,325,715
% per maturity term	71.8	25.9	1.9	0.4
TOTAL - 06/30/2009	103,379,728	18,034,579	4,618,563	2,292,845	128,325,715
% per maturity term	80.6	14.1	3.6	1.7
(*)
Includes R$ 8,713,444 (R$ 14,475,849 at 06/30/2009) related to money market with free movement, in which securities are basically restricted to guarantee transactions at the BM&FBovespa S.A. Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ HOLDING at 06/30/2010, portfolio is composed of Money market – funded position falling due in up to 30 days amounting to R$ 154,682 (R$ 328,009 at 06/30/2009) and Interbank deposits over 365 days amounting to R$ 12,181,570 (R$ 102,088 at 06/30/2009).

NOTE 7 – SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	06/30/2010											06/30/2009
		Provision for adjustment to
		market value with impact
		on:
			Stockholders'
	Cost	Results	equity	Market	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	45,461,619	41,863	287,417	45,790,899	35.5	1,158,186	3,698,992	1,436,546	6,873,919	6,654,387	25,968,869	48,663,738
Financial Treasury Bills	17,311,772	660	(1,933)	17,310,499	13.4	259,428	1,382,220	359,254	3,053,645	1,779,449	10,476,503	16,329,825
National Treasury Bills	4,794,899	(5,603)	(116)	4,789,180	3.7	514,722	-	52,461	1,654,059	1,695,050	872,888	16,637,535
National Treasury Notes	19,325,697	29,507	97,448	19,452,652	15.1	104,845	2,286,446	228,601	2,146,411	2,998,609	11,687,740	12,088,813
National Treasury/Securitization	658,616	15,675	(24,234)	650,057	0.5	277,122	16,282	5,543	19,246	23,466	308,398	321,861
Brazilian External Debt Bonds	3,367,414	1,624	216,291	3,585,329	2.8	758	13,834	790,687	558	156,768	2,622,724	3,061,615
Investment in Non-exclusive Funds	1,311	-	-	1,311	-	1,311	-	-	-	-	-	222,184
Other	1,910	-	(39)	1,871	-	-	210	-	-	1,045	616	1,905
GOVERNMENT SECURITIES - ABROAD	6,195,019	42,700	26,091	6,263,810	4.8	613,266	653,209	2,825,450	1,649,679	71,379	450,827	9,440,435
Portugal	-	-	-	-	-	-	-	-	-	-	-	256,460
Austria	-	-	-	-	-	-	-	-	-	-	-	572,611
Argentina	220,511	3,377	-	223,888	0.2	25,042	56,151	62,945	34,164	-	45,586	302,145
Central Bank	70,427	1,891	-	72,318	0.1	-	39,465	3	29,865	-	2,985	173,003
National Treasury	150,084	1,486	-	151,570	0.1	25,042	16,686	62,942	4,299	-	42,601	129,142
Denmark	788,674	-	(433)	788,241	0.6	168,104	-	179,220	440,917	-	-	1,807,920
Spain	447,330	-	(6,799)	440,531	0.3	-	-	-	440,531	-	-	1,840,671
Korea	2,057,824	-	32,387	2,090,211	1.6	-	-	1,835,322	254,889	-	-	1,729,648
Chile	1,183,971	-	(1,666)	1,182,305	0.9	248,310	381,284	312,126	190,285	12,645	37,655	664,893
Paraguay	368,362	-	(1)	368,361	0.3	66,268	45,322	58,195	108,368	35,896	54,312	295,340
Uruguay	771,024	313	2,210	773,547	0.6	101,826	154,781	320,778	179,771	4,431	11,960	97,362
United States	351,270	38,968	386	390,624	0.3	1,801	15,485	56,853	-	17,902	298,583	1,855,048
Other	6,053	42	7	6,102	-	1,915	186	11	754	505	2,731	18,337
CORPORATE SECURITIES	27,151,741	55,998	224,566	27,432,305	21.3	6,370,971	4,033,534	1,966,429	2,596,903	2,581,888	9,882,580	24,116,840
Eurobonds and other	4,853,038	15,643	88,560	4,957,241	3.8	403,356	405,367	387,111	330,742	568,310	2,862,355	3,025,710
Bank Deposit Certificates	2,867,090	-	534	2,867,624	2.2	427,607	120,733	115,770	451,235	586,910	1,165,369	2,144,440
Shares	3,779,574	36,234	24,443	3,840,251	3.0	3,840,251	-	-	-	-	-	3,425,449
Debentures	6,046,589	838	13,756	6,061,183	4.7	243,547	807,306	960,293	1,661,524	1,200,209	1,188,304	5,905,707
Promissory Notes	3,111,492	-	444	3,111,936	2.4	-	2,665,450	446,486	-	-	-	2,195,214
Quotas of funds	1,419,594	1,828	14,371	1,435,793	1.2	1,431,981	-	-	-	-	3,812	3,293,552
Fixed income	496,801	(22,577)	6,601	480,825	0.4	477,013	-	-	-	-	3,812	2,121,826
Credit rights	739,852	-	-	739,852	0.6	739,852	-	-	-	-	-	867,153
Variable income	182,941	24,405	7,770	215,116	0.2	215,116	-	-	-	-	-	304,573
Securitized real estate loans	5,035,613	1,455	82,485	5,119,553	4.0	20,078	32,339	56,769	153,160	204,407	4,652,800	3,991,428
Other	38,751	-	(27)	38,724	-	4,151	2,339	-	242	22,052	9,940	135,340
PGBL/VGBL FUND QUOTAS (1)	41,436,196	-	-	41,436,196	32.2	41,436,196	-	-	-	-	-	34,475,799
SUBTOTAL - SECURITIES	120,244,575	140,561	538,074	120,923,210	93.9	49,578,619	8,385,735	6,228,425	11,120,501	9,307,654	36,302,276	116,696,812
Trading securities	80,245,495	140,561	-	80,386,056	62.4	45,050,310	4,081,892	1,204,123	4,340,421	6,292,023	19,417,287	71,524,986
Available-for-sale securities	36,970,147	-	538,074	37,508,221	29.1	4,517,121	4,293,616	5,005,528	6,637,086	2,765,861	14,289,009	42,180,310
Held-to-maturity securities (2)	3,028,933	-	-	3,028,933	2.4	11,188	10,227	18,774	142,994	249,770	2,595,980	2,991,516
DERIVATIVE FINANCIAL INSTRUMENTS	7,983,263	(81,889)	-	7,901,374	6.2	1,735,512	1,135,859	831,264	832,960	1,052,112	2,313,667	8,047,925
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	128,227,838	58,672	538,074	128,824,584	100.0	51,314,131	9,521,594	7,059,689	11,953,461	10,359,766	38,615,943	124,744,737
						39.8%	7.4%	5.5%	9.3%	8.0%	30.0%
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(6,837,510)	16,358	(28,007)	(6,849,159)	100.0	(1,474,927)	(411,015)	(1,018,982)	(1,181,778)	(923,307)	(1,839,150)	(7,507,199)
(1)
The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.

(2)	Unrecorded positive adjustment to market value in the amount of R$ 542,111 (R$ 341,877 at 06/30/2009), according to Note 7e.

b) Summary by portfolio

	06/30/2010
		Restricted to				Assets
						guaranteeing
					Derivative	technical
		Repurchase	Pledging of		financial	provisions (Note
	Own portfolio	agreements	guarantees (1)	Central Bank (2)	instruments	11b)	Total
GOVERNMENT SECURITIES - DOMESTIC	13,817,889	16,155,882	7,035,425	3,602,046	-	5,179,657	45,790,899
Financial Treasury Bills	4,246,828	6,328,592	3,597,972	1,787,603	-	1,349,504	17,310,499
National Treasury Bills	522,194	2,435,157	375,280	1,231,333	-	225,216	4,789,180
National Treasury Notes	6,455,069	5,747,363	3,062,173	583,110	-	3,604,937	19,452,652
National Treasury/Securitization	650,057	-	-	-	-	-	650,057
Brazilian External Debt Bonds	1,940,559	1,644,770	-	-	-	-	3,585,329
Investments in Non-exclusive Funds	1,311	-	-	-	-	-	1,311
Other	1,871	-	-	-	-	-	1,871
GOVERNMENT SECURITIES - ABROAD	5,103,273	357,407	796,207	-	-	6,923	6,263,810
Argentina	222,086	1,802	-	-	-	-	223,888
Central Bank	70,516	1,802	-	-	-	-	72,318
National Treasury	151,570	-	-	-	-	-	151,570
Denmark	788,241	-	-	-	-	-	788,241
Spain	440,531	-	-	-	-	-	440,531
Korea	1,326,334	-	763,877	-	-	-	2,090,211
Chile	1,172,330	3,052	-	-	-	6,923	1,182,305
Paraguay	368,361	-	-	-	-	-	368,361
Uruguay	773,547	-	-	-	-	-	773,547
United States	5,741	352,553	32,330	-	-	-	390,624
Other	6,102	-	-	-	-	-	6,102
CORPORATE SECURITIES	22,499,932	1,710,798	14,148	-	-	3,207,427	27,432,305
Eurobonds and other	3,627,478	1,329,763	-	-	-	-	4,957,241
Bank Deposit Certificates	655,177	-	2,028	-	-	2,210,419	2,867,624
Shares	3,716,438	111,693	12,120	-	-	-	3,840,251
Debentures	4,843,130	269,342	-	-	-	948,711	6,061,183
Promissory Notes	3,111,936	-	-	-	-	-	3,111,936
Quotas of funds	1,410,885	-	-	-	-	24,908	1,435,793
Fixed income	479,503	-	-	-	-	1,322	480,825
Credit rights	716,266	-	-	-	-	23,586	739,852
Variable income	215,116	-	-	-	-	-	215,116
Securitized real estate loans	5,096,164	-	-	-	-	23,389	5,119,553
Other	38,724	-	-	-	-	-	38,724
PGBL/VGBL FUND QUOTAS	-	-	-	-	-	41,436,196	41,436,196
SUBTOTAL - SECURITIES	41,421,094	18,224,087	7,845,780	3,602,046	-	49,830,203	120,923,210
Trading securities	15,117,953	11,678,364	5,086,188	2,774,048	-	45,729,503	80,386,056
Available-for-sale securities	25,772,903	6,420,519	2,719,760	827,998	-	1,767,041	37,508,221
Held-to-maturity securities	530,238	125,204	39,832	-	-	2,333,659	3,028,933
DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	7,901,374	-	7,901,374
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	41,421,094	18,224,087	7,845,780	3,602,046	7,901,374	49,830,203	128,824,584
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) – 06/30/2009	53,177,391	3,651,382	10,750,797	6,236,012	8,047,925	42,881,230	124,744,737
(1)	Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.
(2)	Represent securities in compulsory deposits.

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	06/30/2010										06/30/2009
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	30,157,275	41,863	30,199,138	37.4	1,157,881	3,663,724	810,813	3,497,121	4,998,576	16,071,023	27,993,104
Financial Treasury Bills	10,293,514	660	10,294,174	12.8	259,428	1,368,780	284,937	67,352	444,879	7,868,798	8,984,718
National Treasury Bills	4,746,164	(5,603)	4,740,561	5.9	514,722	-	52,461	1,605,440	1,695,050	872,888	12,755,593
National Treasury Notes	14,372,711	29,507	14,402,218	17.9	104,540	2,276,999	227,299	1,804,646	2,819,544	7,169,190	5,877,907
National Treasury/Securitization	378,908	15,675	394,583	0.5	277,122	16,282	5,543	19,125	23,466	53,045	97,492
Brazilian External Debt Bonds	364,667	1,624	366,291	0.5	758	1,663	240,573	558	15,637	107,102	54,967
Investments in Non-exclusive Funds	1,311	-	1,311	-	1,311	-	-	-	-	-	222,184
Other	-	-	-	-	-	-	-	-	-	-	243
GOVERNMENT SECURITIES - ABROAD	629,038	42,700	671,738	0.9	30,649	71,632	121,089	97,408	4,671	346,289	2,263,335
Argentina	220,077	3,377	223,454	0.3	25,042	56,151	62,945	34,164	-	45,152	301,517
Central Bank	70,427	1,891	72,318	0.1	-	39,465	3	29,865	-	2,985	173,003
National Treasury	149,650	1,486	151,136	0.2	25,042	16,686	62,942	4,299	-	42,167	128,514
Chile	114	-	114	-	-	-	108	-	-	6	195,531
Paraguay	-	-	-	-	-	-	-	-	-	-	295,340
Uruguay	69,567	313	69,880	0.1	1,891	131	1,172	62,490	4,166	30	6,254
United States	333,434	38,968	372,402	0.5	1,801	15,165	56,853	-	-	298,583	1,446,603
Other	5,846	42	5,888	-	1,915	185	11	754	505	2,518	18,090
CORPORATE SECURITIES	8,022,986	55,998	8,078,984	10.0	2,425,584	346,536	272,221	745,892	1,288,776	2,999,975	6,792,748
Eurobonds and other	1,388,833	15,643	1,404,476	1.7	9,460	165,429	54,630	34,058	259,899	881,000	277,325
Bank Deposit Certificates	2,584,049	-	2,584,049	3.2	423,831	119,722	112,403	451,235	533,049	943,809	1,932,148
Shares	1,308,564	36,234	1,344,798	1.7	1,344,798	-	-	-	-	-	814,091
Debentures	1,538,351	838	1,539,189	1.9	781	61,130	100,169	259,867	489,639	627,603	1,481,200
Promissory Notes	-	-	-	-	-	-	-	-	-	-	107,636
Quotas of Funds	644,757	1,828	646,585	0.8	646,585	-	-	-	-	-	2,146,329
Fixed income	473,200	(22,577)	450,623	0.6	450,623	-	-	-	-	-	1,974,030
Credit rights	24,985	-	24,985	-	24,985	-	-	-	-	-	100,012
Variable income	146,572	24,405	170,977	0.2	170,977	-	-	-	-	-	72,287
Securitized real estate loans	558,432	1,455	559,887	0.7	129	255	5,019	732	6,189	547,563	34,019
PGBL/VGBL FUND QUOTAS	41,436,196	-	41,436,196	51.5	41,436,196	-	-	-	-	-	34,475,799
Total	80,245,495	140,561	80,386,056	100.0	45,050,310	4,081,892	1,204,123	4,340,421	6,292,023	19,417,287	71,524,986
% per maturity term					56.0%	5.1%	1.5%	5.4%	7.8%	24.2%
Total 06/30/2009	71,215,364	309,622	71,524,986	100.0	41,346,772	1,043,695	3,328,975	7,551,167	5,883,217	12,371,160
% per maturity term					57.7%	1.5%	4.7%	10.6%	8.2%	17.3%
At June 30, 2010, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Government Securities – Financial Treasury Bills amounting to R$ 5,534 with maturity over 365 days.

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	06/30/2010										06/30/2009
	Cost	Adjustment to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	12,536,750	287,417	12,824,167	34.1	305	26,824	625,323	3,234,494	1,499,733	7,437,488	17,999,090
Financial Treasury Bills	7,018,258	(1,933)	7,016,325	18.7	-	13,440	74,317	2,986,293	1,334,570	2,607,705	7,345,107
National Treasury Bills	48,735	(116)	48,619	0.1	-	-	-	48,619	-	-	3,881,942
National Treasury Notes	2,430,553	97,448	2,528,001	6.7	305	1,003	1,302	199,461	163,172	2,162,758	3,832,450
National Treasury/Securitization	279,708	(24,234)	255,474	0.7	-	-	-	121	-	255,353	224,369
Brazilian External Debt Bonds	2,757,586	216,291	2,973,877	7.9	-	12,171	549,704	-	946	2,411,056	2,713,560
Other	1,910	(39)	1,871	-	-	210	-	-	1,045	616	1,662
GOVERNMENT SECURITIES - ABROAD	5,548,466	26,091	5,574,557	14.9	575,977	581,577	2,704,361	1,552,271	66,708	93,663	7,158,111
Portugal	-	-	-	-	-	-	-	-	-	-	256,460
Austria	-	-	-	-	-	-	-	-	-	-	572,611
Argentina - National Treasury	434	-	434	-	-	-	-	-	-	434	628
Denmark	788,674	(433)	788,241	2.1	168,104	-	179,220	440,917	-	-	1,807,920
Spain	447,330	(6,799)	440,531	1.2	-	-	-	440,531	-	-	1,840,671
Korea	2,057,824	32,387	2,090,211	5.6	-	-	1,835,322	254,889	-	-	1,729,648
Chile	1,183,857	(1,666)	1,182,191	3.2	248,310	381,284	312,018	190,285	12,645	37,649	469,362
Paraguay	368,362	(1)	368,361	1.0	66,268	45,322	58,195	108,368	35,896	54,312	-
Uruguay	683,942	2,210	686,152	1.8	93,295	154,650	319,606	117,281	265	1,055	72,119
United States	17,836	386	18,222	-	-	320	-	-	17,902	-	408,445
Other	207	7	214	-	-	1	-	-	-	213	247
CORPORATE SECURITIES	18,884,931	224,566	19,109,497	51.0	3,940,839	3,685,215	1,675,844	1,850,321	1,199,420	6,757,858	17,023,109
Eurobonds and other	3,275,615	88,560	3,364,175	9.0	389,480	238,366	332,481	296,684	216,255	1,890,909	2,520,106
Bank Deposit Certificates	283,041	534	283,575	0.8	3,776	1,011	3,367	-	53,861	221,560	212,292
Shares	2,471,010	24,443	2,495,453	6.7	2,495,453	-	-	-	-	-	2,611,358
Debentures	4,459,004	13,756	4,472,760	11.9	242,662	745,965	841,760	1,400,967	709,034	532,372	4,359,322
Promissory Notes	3,111,492	444	3,111,936	8.3	-	2,665,450	446,486	-	-	-	2,087,578
Quotas of funds	774,809	14,371	789,180	2.1	785,368	-	-	-	-	3,812	1,147,223
Fixed income	23,573	6,601	30,174	0.1	26,362	-	-	-	-	3,812	147,796
Credit rights	714,867	-	714,867	1.9	714,867	-	-	-	-	-	767,141
Variable income	36,369	7,770	44,139	0.1	44,139	-	-	-	-	-	232,286
Securitized real estate loans	4,471,209	82,485	4,553,694	12.1	19,949	32,084	51,750	152,428	198,218	4,099,265	3,950,071
Other	38,751	(27)	38,724	0.1	4,151	2,339	-	242	22,052	9,940	135,159
TOTAL	36,970,147	538,074	37,508,221	100.0	4,517,121	4,293,616	5,005,528	6,637,086	2,765,861	14,289,009	42,180,310
Adjustment of securities reclassified in prior years to the held-to-maturity category		14,358			11.9%	11.5%	13.4%	17.7%	7.4%	38.1%
Accounting adjustment - hedge - Circular No. 3,082		(96,084)
Deferred taxes		(171,351)
Minority interest in subsidiaries		(1,687)
Adjustment of securities of unconsolidated affiliates		(135,358)
ADJUSTMENT TO MARKET VALUE – SECURITIES – 06/30/2010		147,952
TOTAL 06/30/2009	41,540,069	640,241	42,180,310	100.0	4,674,020	2,325,415	6,019,017	6,883,375	6,516,750	15,761,733
Adjustment of securities reclassified in prior years to the held-to-maturity category		17,862			11.1%	5.5%	14.3%	16.3%	15.4%	37.4%
Accounting adjustment - hedge - Circular No. 3,082		(390,244)
Deferred taxes		(102,584)
Minority interest in subsidiaries		1,825
Adjustment of securities of unconsolidated affiliates		(55,977)
ADJUSTMENT TO MARKET VALUE – SECURITIES – 06/30/2009		111,123

At June 30, 2010, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Government Securities in the amount of R$ 32,588 (29,591 at June 30 ,2009) of which the National Treasury Notes amount  to R$ 26,519 (R$ 24,505 at June 30, 2009) with maturity between 181 and 365 days, and R$ 6,069 (R$ 5,086 at June 30, 2009) in Financial Treasury Bills, with maturity over 365 days.

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. In the carrying value, not considered in results, are the amounts of R$ 14,358 (R$ 17,862 at 06/30/2009) included at June 30, 2010, relating to market adjustment of the reclassified securities at December 31, 2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 542,111 (R$ 341,877 at 06/30/2009) at June 30, 2010.

	06/30/2010								06/30/2009
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
GOVERNMENT SECURITIES - DOMESTIC	2,767,594	91.4	-	8,444	410	142,304	156,078	2,460,358	2,671,544
National Treasury Notes (*)	2,522,433	83.3	-	8,444	-	142,304	15,893	2,355,792	2,378,456
Brazilian External Debt Bonds	245,161	8.1	-	-	410	-	140,185	104,566	293,088
GOVERNMENT SECURITIES - ABROAD - Uruguay	17,515	0.6	6,640	-	-	-	-	10,875	18,989
CORPORATE SECURITIES	243,824	8.0	4,548	1,783	18,364	690	93,692	124,747	300,983
Eurobonds and other	188,590	6.2	4,416	1,572	-	-	92,156	90,446	228,279
Debentures	49,234	1.6	104	211	18,364	690	1,536	28,329	65,185
Quotas of funds - Fixed income	28	-	28	-	-	-	-	-	-
Securitized real estate loans (*)	5,972	0.2	-	-	-	-	-	5,972	7,338
Other	-	-	-	-	-	-	-	-	181
Total	3,028,933	100.0	11,188	10,227	18,774	142,994	249,770	2,595,980	2,991,516
% per maturity term			0.4%	0.3%	0.6%	4.7%	8.2%	85.8%
Total 06/30/2009	2,991,516	100.0	26,472	13,310	785	56,376	156,127	2,738,446
% per maturity term			1.0%	0.4%	0.0%	1.9%	5.2%	91.5%
(*)	Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 1,819,018 (R$ 1,291,092 at 06/30/2009).

f)    Realized and unrealized gain of securities portfolio

	01/01 to 06/30/2010	01/01 to 06/30/2009
Gain (loss) - Trading securities	(75,370)	777,582
Gain (loss) – Available-for-sale securities	347,640	217,471
Total realized gain	272,270	995,053
Adjustment to market value of trading securities	(184,443)	(141,706)
Total	87,827	853,347

g)   Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, is periodically and systematically evaluated based on such guidelines.

As set forth in Article 5 of BACEN Circular No. 3,068, of November 8, 2008, the revaluation regarding the classification of securities can only be made upon preparation of trial balances for six-month periods. In addition, the transfer from “held-to-maturity” to the other categories can only occur in view of an isolated, unusual, nonrecurring and unexpected reason, which has occurred after the classification date.

No reclassifications or changes to the existing guidelines have been made in the period.

h)	Derivative financial instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meet the needs of the client in view of its operating characteristics.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

Most derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&FBovespa or at the CETIP S.A. - OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards, options and swaps with registration mainly in the Chicago, New York and London Exchanges.  It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at June 30, 2010, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to illiquidity of a specific contract is identified. Derivatives typically precified like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are precified based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over-the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 8,471,853 (R$ 17,785,086 at June 30, 2009) and was basically composed of government securities.

I - Derivatives by index

	Memorandum account Notional amount		Balance sheet account receivable / (received)(payable) / paid	Adjustment to market value (in results / stockholders’ equity)	Market value
	06/30/2010	06/30/2009	06/30/2010	06/30/2010	06/30/2010	06/30/2009
Futures contracts	306,053,850	170,169,597	68,097	(11,826)	56,271	37,012
Purchase commitments	111,732,715	71,542,399	(44,235)	8,002	(36,233)	(19,578)
Foreign currency	2,587,609	6,338,982	(5,043)	(771)	(5,814)	(1,129)
Interbank market	80,396,517	59,754,756	(5,703)	8,203	2,500	(576)
Indices	28,336,523	5,196,491	(33,490)	(97)	(33,587)	(3,624)
Securities	143,499	233,045	-	-	-	87
Other	268,567	19,125	1	667	668	(14,336)
Commitments to sell	194,321,135	98,627,198	112,332	(19,828)	92,504	56,590
Foreign currency	18,479,108	14,978,163	25,679	(27,102)	(1,423)	(8,805)
Interbank market	150,864,457	57,493,893	15,017	32	15,049	313
Indices	20,736,675	22,217,167	75,208	4,825	80,033	46,881
Securities	7,112	1,525,073	-	-	-	431
Other	4,233,783	2,412,902	(3,572)	2,417	(1,155)	17,770
Swap contracts			60,157	111,746	171,903	898,289
Asset position	63,415,529	87,093,489	1,891,328	506,311	2,397,639	2,895,102
Foreign currency	8,523,590	10,352,022	45,050	75,162	120,212	328,842
Interbank market	30,941,360	33,201,522	927,175	102,117	1,029,292	1,550,640
Fixed rate	7,993,783	21,547,612	222,109	168,703	390,812	295,692
Floating rate	1,296,859	8,845,032	(22)	219	197	172
Indices	14,557,937	11,001,707	694,547	160,008	854,555	699,219
Securities	5,854	48,687	2,424	44	2,468	20,176
Other	96,146	2,096,907	45	58	103	361
Liability position	63,355,372	86,101,838	(1,831,171)	(394,565)	(2,225,736)	(1,996,813)
Foreign currency	12,998,915	13,394,675	(264,804)	(19,393)	(284,197)	(417,108)
Interbank market	21,930,759	19,664,949	(613,290)	33,568	(579,722)	(382,503)
Fixed rate	5,367,524	19,423,133	(116,418)	(274,003)	(390,421)	(458,334)
Floating rate	3,124,134	17,488,500	(15,304)	56	(15,248)	(56,550)
Indices	19,831,478	14,163,685	(815,119)	(135,594)	(950,713)	(667,976)
Securities	-	31,165	-	-	-	(14,244)
Other	102,562	1,935,731	(6,236)	801	(5,435)	(98)
Option contracts	2,796,966,849	1,047,461,498	422,127	(284,097)	138,030	(340,910)
Purchase commitments – long position	726,390,047	355,437,690	1,323,448	(484,444)	839,004	642,675
Foreign currency	25,712,970	22,869,557	620,566	(231,715)	388,851	400,148
Interbank market	555,900,411	201,538,478	356,186	(100,825)	255,361	78,320
Floating rate	193,084	36,573	1,138	(288)	850	393
Indices	143,006,015	130,410,949	244,328	(111,729)	132,599	133,492
Securities	1,091,554	548,234	82,790	(37,765)	45,025	27,606
Other	486,013	33,899	18,440	(2,122)	16,318	2,716
Commitments to sell – long position	903,984,640	184,802,357	1,017,267	(151,273)	865,994	1,414,304
Foreign currency	18,628,045	11,267,116	312,914	(118,516)	194,398	449,734
Interbank market	754,252,957	85,236,160	140,541	(98,640)	41,901	184,422
Floating rate	108,396	-	289	364	653	-
Indices	127,516,924	87,263,576	102,610	(5,805)	96,805	400,520
Securities	1,320,454	907,175	447,209	67,931	515,140	354,676
Other	2,157,864	128,330	13,704	3,393	17,097	24,952
Purchase commitments – short position	459,953,731	247,248,901	(1,225,047)	349,882	(875,165)	(580,847)
Foreign currency	22,929,450	17,909,265	(566,035)	147,686	(418,349)	(338,097)
Interbank market	268,124,091	123,422,479	(98,053)	40,978	(57,075)	(51,851)
Indices	167,516,543	105,349,359	(441,539)	104,209	(337,330)	(172,490)
Securities	1,174,784	517,201	(109,309)	56,215	(53,094)	(18,280)
Other	208,863	50,597	(10,111)	794	(9,317)	(129)
Commitments to sell – short position	706,638,431	259,972,550	(693,541)	1,738	(691,803)	(1,817,042)
Foreign currency	21,028,895	19,599,278	(284,561)	(74,716)	(359,277)	(1,217,588)
Interbank market	580,914,795	139,844,150	(182,939)	98,259	(84,680)	(185,491)
Fixed rate	-	-	(11,833)	-	(11,833)	-
Indices	103,295,414	100,147,037	(92,141)	41,220	(50,921)	(390,126)
Securities	1,261,592	351,569	(107,019)	(68,205)	(175,224)	(14,850)
Other	137,735	30,516	(15,048)	5,180	(9,868)	(8,987)
Forward contracts	2,494,759	4,374,926	507,497	(395)	507,102	20,016
Purchases receivable	883,956	1,006,973	883,462	3,082	886,544	282,368
Interbank market	-	724,775	-	-	-	438
Fixed rate	179,089	134,341	178,837	2,963	181,800	134,278
Floating rate	704,867	147,652	704,625	119	704,744	147,633
Other	-	205	-	-	-	19
Purchases payable	-	885	(883,462)	(3,082)	(886,544)	(281,947)
Fixed rate	-	-	(178,837)	(2,963)	(181,800)	(134,278)
Floating rate	-	-	(704,625)	(119)	(704,744)	(147,632)
Other	-	885	-	-	-	(37)
Sales receivable	1,610,803	1,262,097	1,606,263	4,920	1,611,183	1,262,198
Fixed rate	628,617	893,431	636,308	5,244	641,552	893,163
Floating rate	462,838	348,321	462,458	71	462,529	348,707
Other	519,348	20,345	507,497	(395)	507,102	20,328
Sales deliverable	-	2,104,971	(1,098,766)	(5,315)	(1,104,081)	(1,242,603)
Foreign currency	-	375	-	-	-	(5)
Interbank market	-	2,104,596	-	-	-	(728)
Fixed rate	-	-	(636,308)	(5,244)	(641,552)	(899,487)
Floating rate	-	-	(462,458)	(71)	(462,529)	(342,383)

	Memorandum account Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to market value (in results / stockholders' equity)	Market value
	06/30/2010	06/30/2009	06/30/2010	06/30/2010	06/30/2010	06/30/2009
Credit derivatives	4,055,100	5,304,116	(120,950)	(15,295)	(136,245)	(102,853)
Asset position	923,119	3,151,861	31,713	3,743	35,456	22,684
Foreign currency	33,232	509,048	177	1,654	1,831	9,366
Fixed rate	849,134	2,642,813	31,504	645	32,149	13,318
Securities	19,397	-	2	1,051	1,053	-
Other	21,356	-	30	393	423	-
Liability position	3,131,981	2,152,255	(152,663)	(19,038)	(171,701)	(125,537)
Foreign currency	-	13,036	(167)	(1,595)	(1,762)	(9,263)
Interbank market	50,000	50,000	(2)	-	(2)	(231)
Fixed rate	3,050,355	2,089,219	(152,298)	(16,088)	(168,386)	(116,043)
Indices	1,914	-	-	-	-	-
Securities	29,712	-	(33)	(1,096)	(1,129)	-
Other	-	-	(163)	(259)	(422)	-
Forwards operations	13,623,705	18,220,588	(22,757)	(139)	(22,896)	(4,667)
Asset position	6,923,889	9,755,915	193,389	(9)	193,380	550,513
Foreign currency	6,050,795	8,676,263	171,699	-	171,699	476,743
Fixed rate	231,311	483,438	12,596	(9)	12,587	70,046
Floating rate	550,358	596,214	7,788	-	7,788	3,724
Indices	82,656	-	1,306	-	1,306	-
Other	8,769	-	-	-	-	-
Liability position	6,699,816	8,464,673	(216,146)	(130)	(216,276)	(555,180)
Foreign currency	6,110,406	7,819,115	(202,539)	(130)	(202,669)	(538,691)
Interbank market	7,207	1,779	(338)	-	(338)	(156)
Fixed rate	84,088	153,220	(4,880)	-	(4,880)	(12,651)
Floating rate	360,300	390,320	(3,903)	-	(3,903)	(2,380)
Indices	137,815	100,239	(4,486)	-	(4,486)	(1,302)
Swap with target flow	70,895	3,672,301	25,855	(26,258)	(403)	(73,210)
Asset position	48,375	1,819,599	26,492	(26,452)	40	40,938
Foreign currency	32,797	855,471	26,492	(26,452)	40	14,136
Interbank market	15,576	786,423	-	-	-	26,742
Fixed rate	2	152,012	-	-	-	-
Other	-	25,693	-	-	-	60
Liability position	22,520	1,852,702	(637)	194	(443)	(114,148)
Foreign currency	2	1,257,715	-	-	-	(83,403)
Interbank market	15,715	537,819	(139)	(304)	(443)	(30,691)
Fixed rate	6,803	32,728	(498)	498	-	(9)
Other	-	24,440	-	-	-	(45)
Target flow of swap – foreign currency	2,731,227	4,981,902	(69,445)	129,190	59,745	74,988
Asset position	2,082,687	3,739,010	126,853	48,248	175,101	216,512
Foreign currency	2,082,687	3,657,891	126,853	48,248	175,101	213,100
Indices	-	7,058	-	-	-	-
Other	-	74,061	-	-	-	3,412
Liability position	648,540	1,242,892	(196,298)	80,942	(115,356)	(141,524)
Foreign currency	648,540	1,235,134	(196,298)	80,942	(115,356)	(138,876)
Other	-	7,758	-	-	-	(2,648)
Other derivative financial instruments (*)	12,971,098	12,391,430	275,172	3,536	278,708	32,061
Asset position	6,247,943	7,724,615	814,951	25,811	840,762	683,619
Foreign currency	3,154,009	5,916,882	307,298	(501)	306,797	623,276
Interbank market	173,431	-	(37)	1,343	1,306	-
Fixed rate	657,187	-	351,834	1,976	353,810	-
Floating rate	24,458	-	-	(1,304)	(1,304)	-
Other	2,238,858	1,807,733	155,856	24,297	180,153	60,343
Liability position	6,723,155	4,666,815	(539,779)	(22,275)	(562,054)	(651,558)
Foreign currency	5,940,081	4,496,891	(497,745)	(16,586)	(514,331)	(484,331)
Interbank market	646,038	-	(10,348)	(3,358)	(13,706)	-
Fixed rate	7,042	155,170	(2,329)	771	(1,558)	(160,661)
Other	129,994	14,754	(29,357)	(3,102)	(32,459)	(6,566)
		ASSETS	7,983,263	(81,889)	7,901,374	8,047,925
		LIABILITIES	(6,837,510)	(11,649)	(6,849,159)	(7,507,199)
		TOTAL	1,145,753	(93,538)	1,052,215	540,726
Derivative contracts mature as follows (in days):
Clearing	0 - 30	31 - 180	181 - 365	Over 365	06/30/2010	06/30/2009
Futures	99,590,377	107,173,719	45,295,615	53,994,139	306,053,850	170,169,597
Swaps	6,271,492	21,268,449	7,013,180	26,971,080	61,524,201	84,656,732
Options	1,095,587,636	907,184,162	760,098,123	34,096,928	2,796,966,849	1,047,461,498
Forwards	1,056,539	386,720	75,180	976,320	2,494,759	4,374,926
Credit derivatives	128,866	559,341	187,920	3,178,973	4,055,100	5,304,116
Forwards	5,786,059	4,273,534	2,516,411	1,047,701	13,623,705	18,220,588
Swaps with target flow	14,815	-	763	6,305	21,883	1,708,607
Target flow of swap	1,372,505	46,808	240,194	1,071,720	2,731,227	4,981,902
Other	2,309,905	4,743,997	2,506,017	3,411,179	12,971,098	12,391,430
At June 30, 2010, ITAÚ UNIBANCO HOLDING had derivative operations in the swap with target flow and target forward with 3 clients; these products not being totally exposed to an exchange rate of R$ 1.80 per dollar, for settlement at maturity. These clients have AA, A or B risk rating.

II-	Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	06/30/2010										06/30/2009
	Cost	Adjustment to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
ASSETS
Futures	68,097	(11,826)	56,271	0.7	(9,731)	66,305	2,900	2,034	3,343	(8,580)	37,012
BM&F Bovespa	68,097	(17,880)	50,217	0.6	(9,731)	60,485	2,612	2,033	3,398	(8,580)	(34,399)
Financial institutions	-	6,054	6,054	0.1	-	5,820	288	1	(55)	-	53,756
Companies	-	-	-	-	-	-	-	-	-	-	17,655
Option premiums	2,340,715	(635,717)	1,704,998	21.6	221,873	182,029	324,286	449,757	17,519	509,534	2,056,979
BM&F Bovespa	1,449,430	(651,594)	797,836	10.1	167,313	79,474	208,348	329,274	13,427	-	607,430
Financial institutions	382,611	(11,516)	371,095	4.7	42,394	88,216	114,357	117,519	3,302	5,307	1,039,323
Companies	507,868	27,561	535,429	6.8	12,161	14,146	1,330	2,775	790	504,227	410,201
Individuals	806	(168)	638	-	5	193	251	189	-	-	25
Forwards	2,489,725	8,002	2,497,727	31.6	1,056,058	262,715	115,127	72,267	230,652	760,908	1,544,566
BM&F Bovespa	507,497	(395)	507,102	6.4	86,783	262,715	115,127	42,477	-	-	456
Financial institutions	960,878	8,397	969,275	12.3	969,275	-	-	-	-	-	221,779
Companies	1,021,350	-	1,021,350	12.9	-	-	-	29,790	230,652	760,908	1,322,197
Individuals	-	-	-	-	-	-	-	-	-	-	134
Swaps – Adjustment receivable	1,891,328	506,311	2,397,639	30.3	262,808	330,763	172,608	172,743	637,221	821,496	2,895,102
BM&F Bovespa	252,015	56,133	308,148	3.9	26,807	84,163	5,883	10,330	66,088	114,877	192,868
Financial institutions	432,183	166,872	599,055	7.6	110,760	87,635	50,463	40,132	90,276	219,789	793,036
Companies	1,154,325	293,668	1,447,993	18.3	116,204	144,603	104,928	118,720	477,908	485,630	1,903,458
Individuals	52,805	(10,362)	42,443	0.5	9,037	14,362	11,334	3,561	2,949	1,200	5,740
Credit derivatives	31,713	3,743	35,456	0.4	25	6,882	989	382	1,966	25,212	22,684
Financial institutions	31,713	3,743	35,456	0.4	25	6,882	989	382	1,966	25,212	22,632
Companies	-	-	-	-	-	-	-	-	-	-	52
Forwards	193,389	(9)	193,380	2.5	53,738	30,739	24,432	75,144	5,229	4,098	550,513
Financial institutions	122,755	1	122,756	1.6	38,837	17,415	18,295	40,353	4,015	3,841	315,407
Companies	69,536	(9)	69,527	0.9	14,599	12,571	6,126	34,791	1,214	226	233,728
Individuals	1,098	(1)	1,097	-	302	753	11	-	-	31	1,378
Swaps with target flow	153,345	21,796	175,141	2.2	126,860	152	397	2,793	11,117	33,822	257,450
Swaps – Companies	26,492	(26,452)	40	-	-	-	-	-	-	40	40,939
Target flow of Swap – Companies	126,853	48,248	175,101	2.2	126,860	152	397	2,793	11,117	33,782	216,511
Other	814,951	25,811	840,762	10.7	23,881	256,274	190,525	57,840	145,065	167,177	683,619
BM&F Bovespa	-	222	222	-	180	43	(1)	-	-	-	-
Financial institutions	694,049	22,773	716,822	9.1	4,035	226,657	164,396	22,721	136,815	162,198	186,809
Companies	120,518	2,712	123,230	1.6	19,666	29,574	25,642	35,119	8,250	4,979	496,810
Individuals	384	104	488	-	-	-	488	-	-	-	-
Total	7,983,263	(81,889)	7,901,374	100.0	1,735,512	1,135,859	831,264	832,960	1,052,112	2,313,667	8,047,925
% per maturity term					22.0%	14.4%	10.5%	10.5%	13.3%	29.3%
Total 06/30/2009	7,589,538	458,387	8,047,925	100.0	2,546,239	949,819	953,739	1,825,937	582,392	1,189,799
% per maturity term					31.6%	11.8%	11.9%	22.7%	7.2%	14.8%

	06/30/2010										06/30/2009
	Cost	Adjustment to market value (in results/ stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
LIABILITIES
Option premiums	(1,918,588)	351,620	(1,566,968)	22.9	(219,585)	(115,590)	(309,199)	(860,777)	(48,888)	(12,929)	(2,397,889)
BM&F Bovespa	(1,324,407)	468,705	(855,702)	12.5	(165,854)	(42,258)	(180,712)	(431,076)	(35,802)	-	(412,605)
Financial institutions	(401,197)	(159,704)	(560,901)	8.2	(30,640)	(55,474)	(105,268)	(344,399)	(13,052)	(12,068)	(1,924,132)
Companies	(191,918)	42,315	(149,603)	2.2	(23,091)	(17,813)	(22,592)	(85,212)	(34)	(861)	(61,137)
Individuals	(1,066)	304	(762)	-	-	(45)	(627)	(90)	-	-	(15)
Forwards	(1,982,228)	(8,397)	(1,990,625)	29.4	(969,275)	-	-	(29,790)	(230,652)	(760,908)	(1,524,550)
BM&F Bovespa	-	-	-	-	-	-	-	-	-	-	(728)
Financial institutions	(960,878)	(8,397)	(969,275)	14.5	(969,275)	-	-	-	-	-	(201,583)
Companies	(1,021,350)	-	(1,021,350)	14.9	-	-	-	(29,790)	(230,652)	(760,908)	(1,322,202)
Individuals	-	-	-	-	-	-	-	-	-	-	(37)
Swaps – difference payable	(1,831,171)	(394,565)	(2,225,736)	32.6	(176,079)	(184,461)	(588,533)	(152,182)	(413,310)	(711,171)	(1,996,813)
BM&F Bovespa	(352,440)	(75,848)	(428,288)	6.3	(32,784)	(48,374)	(23,122)	(52,689)	(63,828)	(207,491)	(327,513)
Financial institutions	(470,026)	(314,373)	(784,399)	11.5	(65,733)	(107,277)	(45,267)	(45,081)	(109,899)	(411,142)	(885,138)
Companies	(969,658)	(21,379)	(991,037)	14.5	(77,041)	(28,154)	(519,297)	(42,091)	(232,426)	(92,028)	(737,022)
Individuals	(39,047)	17,035	(22,012)	0.3	(521)	(656)	(847)	(12,321)	(7,157)	(510)	(47,140)
Credit derivatives	(152,663)	(19,038)	(171,701)	2.5	(10,092)	(10,022)	(4,423)	(3,404)	(6,028)	(137,732)	(125,537)
Financial institutions	(152,625)	(19,064)	(171,689)	2.5	(10,092)	(10,010)	(4,423)	(3,404)	(6,028)	(137,732)	(125,537)
Companies	(38)	26	(12)	-	-	(12)	-	-	-	-	-
Forwards	(216,146)	(130)	(216,276)	3.1	(68,737)	(49,051)	(45,812)	(41,412)	(6,116)	(5,148)	(555,180)
Financial institutions	(126,069)	1	(126,068)	1.8	(58,670)	(28,389)	(7,563)	(25,011)	(2,408)	(4,027)	(294,485)
Companies	(89,500)	(131)	(89,631)	1.3	(9,917)	(20,584)	(38,191)	(16,161)	(3,698)	(1,080)	(259,605)
Individuals	(577)	-	(577)	-	(150)	(78)	(58)	(240)	(10)	(41)	(1,090)
Swaps with target flow	(196,935)	81,136	(115,799)	1.7	(1,959)	-	-	(25,845)	(41,437)	(46,558)	(255,672)
Swaps	(637)	194	(443)	-	(443)	-	-	-	-	-	(114,147)
Financial institutions	(761)	761	-	-	-	-	-	-	-	-	-
Companies	124	(567)	(443)	-	(443)	-	-	-	-	-	(114,147)
Target flow of swap – foreign currency	(196,298)	80,942	(115,356)	1.7	(1,516)	-	-	(25,845)	(41,437)	(46,558)	(141,525)
Financial institutions	(758)	(758)	(1,516)	-	(1,516)	-	-	-	-	-	(88,848)
Companies	(195,540)	81,700	(113,840)	1.7	-	-	-	(25,845)	(41,437)	(46,558)	(52,677)
Other	(539,779)	(22,275)	(562,054)	7.8	(29,200)	(51,891)	(71,015)	(68,368)	(176,876)	(164,704)	(651,558)
BM&F Bovespa	-	(270)	(270)	-	(288)	(4)	-	22	-	-	-
Financial institutions	(199,780)	(15,598)	(215,378)	3.1	(2,267)	(2,117)	(16,905)	(6,863)	(100,744)	(86,482)	(151,403)
Companies	(338,823)	(6,431)	(345,254)	4.7	(26,198)	(49,563)	(53,645)	(61,494)	(76,132)	(78,222)	(367,982)
Individuals	(1,176)	24	(1,152)	-	(447)	(207)	(465)	(33)	-	-	(132,173)
Total	(6,837,510)	(11,649)	(6,849,159)	100.0	(1,474,927)	(411,015)	(1,018,982)	(1,181,778)	(923,307)	(1,839,150)	(7,507,199)
% per maturity term					21.5%	6.0%	14.9%	17.3%	13.5%	26.9%
Total 06/30/2009	(6,735,540)	(771,659)	(7,507,199)	100.0	(2,634,702)	(835,770)	(917,564)	(1,192,561)	(539,202)	(1,387,400)
% per maturity term					35.1%	11.1%	12.2%	15.9%	7.2%	18.5%

In ITAÚ UNIBANCO HOLDING recorded at market value swap contracts involving foreign currency, interbank market and indices totaling R$ (2,143) in liability position (R$ 1,038 at 06/30/2009), distributed as follows: R$ (55) from 31 to 180 days (R$ (31) at 06/30/2009), R$ (2,088) from 181 to 365 days (R$ (29) at 06/30/2009) and R$ (978 at 06/30/2009) over 365 days.

III -	Derivatives by notional amount
See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	06/30/2010
	Futures	Swaps	Options	Forwards	Credit derivatives	Forwards	Swap with target flow	Target flow of swap	Other
BM&F Bovespa	270,267,622	14,150,221	2,755,767,451	519,349	-	-	-	-	825,274
Over-the-counter market	35,786,228	47,373,980	41,199,398	1,975,410	4,055,100	13,623,705	21,883	2,731,227	12,145,824
Financial institutions	31,496,017	20,681,332	37,721,766	969,275	4,051,497	10,043,162	16,652	6,305	3,350,992
Companies	4,290,211	25,136,973	3,422,583	1,006,135	3,603	3,509,976	5,231	2,724,922	8,784,390
Individuals	-	1,555,675	55,049	-	-	70,567	-	-	10,442
Total	306,053,850	61,524,201	2,796,966,849	2,494,759	4,055,100	13,623,705	21,883	2,731,227	12,971,098
Total 06/30/2009	170,169,597	84,656,732	1,047,461,498	4,374,926	5,304,116	18,220,588	1,708,607	4,981,902	12,391,430

IV -	Credit derivatives

See below the composition of Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and effect on calculation of Required Referential Equity.

	Credit Risk Amount
	06/30/2010	06/30/2009
Transferred	(847,626)	(2,490,672)
Credit swaps whose underlying assets are:
Securities	(845,712)	(2,490,672)
Total return swaps whose underlying assets are:
Securities	(1,914)	-
Received	3,207,474	2,152,255
Credit swaps whose underlying assets are:
Securities	3,205,673	2,110,898
Total return swaps whose underlying assets are:
Securities	1,801	41,357
Total	2,359,848	(338,417)

During the period, there was no occurrence of credit event related to those set forth in agreements.
According to CMN Resolution No. 3,490, which became effective on July 1, 2008 (Note 3), the effect of the calculation of the Required Referential Equity amounts to R$ 173,733 at June 30, 2010  (R$ 413,673 at June 30, 2009).

V -	Accounting hedge

a)
The purpose of the hedge relationship of ITAU UNIBANCO is to protect the cash flow of payment of debt interest (CDB / Redeemable preferred shares) related to its variable interest rate risk (CDI / LIBOR), making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR.

To protect the future cash flows of debt against exposure to variable interest rate (CDI), at June 30, 2010 ITAÚ UNIBANCO HOLDING  negotiated DI Futures agreements at BM&FBOVESPA with maturity between 2009 and 2017 in the amount of R$ R$ 22,445,674 (R$ 13,021,089 at 06/30/2009). To protect the future cash flows of debt against exposure to variable interest rate (LIBOR), at December 31, 2010 ITAÚ UNIBANCO HOLDING negotiated swap contracts with maturity in 2015 in the amount of R$ 708,119. These derivative financial instruments gave rise to adjustment to market value net of tax effects recorded in stockholders’ equity of (R$ 53,183) (R$ (213,822) at 06/30/2009), of which (R$ 37,681) (R$ (213,822) at 06/30/2009) refers to CDB and R$ (15,502) refers to Redeemable Preferred shares. The hedged items total R$ 23,153,794 (R$ 12,557,126 at 06/30/2009), of which R$ 22,445,674 are CDB with maturities between 2010 and 2017 and R$ 708,119 are swaps of redeemable preferred shares with maturity in 2015.

The gains or losses related to the accounting hedge of cash flows that we expect be reclassified from Stockholders’ Equity into Results in the following 12 months amount to R$ 168.980 (R$ 1,184 at 06/30/2009).

The effectiveness computed for hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002.

b)
The swap operations contracted in a negotiation associated with the funding and/or investment in the amount of R$ 302,414  (R$ 720,766 at 06/30/2009) are recorded at amounts restated in accordance with variations occurred in respective ratios (“curve”) and are not valued at their market value, as permitted by BACEN Circular No. 3,150/02.

VI -	Realized and unrealized gain of the derivative financial instruments portfolio

	01/01 to 06/30/2010	01/01 to 06/30/2009
Swap	(247,244)	1,242,428
Forwards	9,042	41,566
Futures	123,301	4,616,754
Options	71,689	472,888
Credit derivatives	7,438	51,915
Foreign exchange variation on investments abroad	190,699	(3,139,158)
Other	264,810	(782,318)
Total	419,735	2,504,075

i)	Changes in adjustment to market value for the period

	01/01 to 06/30/2010	01/01 to 06/30/2009
Opening balance	608,422	(2,799,446)
Adjustments with impact on:
Results	(270,731)	2,653,877
Trading securities	(184,433)	(141,706)
Derivative financial instruments	(86,298)	2,795,583
Stockholders’ equity	179,329	391,916
Available-for-sale	122,214	799,598
Accounting hedge - Derivative financial instruments	57,115	(407,682)
Futures	78,212	(407,682)
Swap	(21,097)	-

Closing balance	517,020	246,347
Adjustment to market value	517,020	246,347
Trading securities	140,561	309,622
Available-for-sale securities	538,074	640,241
Derivative financial instruments	(161,615)	(703,516)
Trading securities	(65,531)	(313,272)
Accounting hedge	(96,084)	(390,244)
Futures	(68,077)	(390,244)
Swap	(28,007)	-

For better understanding, the following table shows the unrealized gains of available-for-sale securities and held-to-maturity securities:

	06/30/2010	06/30/2009
Adjustment of available-for-sale securities – stockholders’ equity	538,074	640,241
Adjustment to held-to-maturity securities (*)	556,469	359,739
Total unrealized gain	1,094,543	999,980
(*)	Includes the amount of R$ 14,358 (R$ 17,862 at 06/30/2009) regarding the adjustment to market value of securities reclassified up to December 31, 2003, not recognized in net income.

j)	Sensitivity analysis (TRADING AND BANKING PORTFOLIOS)

According to the criteria for classification of operations provided for by BACEN Resolution No. 3,464/07 and Circular No. 3,354/07, and the New Capital Accord – Basel II, the financial instruments of ITAÚ UNIBANCO HOLDING S.A., included all transactions with derivatives, are separated in Trading and Banking portfolios.

The sensitivity analyses shown below do not predict the dynamics of the operation of the risk and treasury areas, because once loss related to positions is found, risk mitigating measures are quickly taken, minimizing the possibility of significant losses. In addition, we point out that the presented results are not necessarily translated into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institutions.

The trading portfolio consists of all transactions, including those with derivatives, held with the intention of being traded or to provide hedge to the other financial instruments of this strategy. These are transactions for resale, obtaining benefits from price movements, actual or expected or conduction of arbitrage. This portfolio has strict limits set by the risk areas and is daily controlled.

Tradíng portfolio		06/30/2010 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rate in Reais	(491)	(12,234)	(24,405)
Foreign exchange coupons	Rates of foreign exchange coupon	153	(3,868)	(7,814)
Foreign currency	Exchange variation	(10,257)	(256,420)	(512,840)
Price indices	Rates of price indices coupon	(214)	(5,303)	(10,507)
Long-term interest rate	Rates of TJLP coupon	57	(1,433)	(2,888)
Reference rate	Rate of TR coupon	60	(1,524)	(3,079)
Variable income	Share price	1,576	(39,393)	(78,786)
	Total without correlation	(9,115)	(320,175)	(640,319)
	Total with correlation	(6,206)	(217,967)	(435,912)
(*) Amounts net of tax effects.

The banking portfolio comprises transactions that do not fit into the trading portfolio concept and are typically banking transactions of the institution’s business lines and their respective hedges, which may be or not carried our with derivative financial instruments. Accordingly, the derivatives of this portfolio are not used for speculation purposes, not generating significant economic risks to the institution.

The considerable impact on the fixed-income factor is related to the market risks of fixed-rate financing of the banking portfolio, which are not recognized as marked to market and, therefore, are not necessarily fully subject to hedge.

Trading and Banking Portfolio Exposures		06/30/2010 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rate in Reais	(3,691)	(91,962)	(183,280)
Foreign exchange coupons	Rates of foreign exchange coupon	2,919	(72,676)	(144,667)
Foreign currency	Exchange variation	(8,593)	(214,837)	(429,674)
Price indices	Rates of price indices coupon	(916)	(22,567)	(44,433)
Long-term interest rate	Rates of TJLP coupon	55	(1,481)	(2,984)
Reference rate	Rate of TR coupon	(169)	(14,198)	(27,360)
Variable income	Share price	1,720	(43,004)	(86,009)
	Total without correlation	(8,676)	(460,726)	(918,407)
	Total with correlation	(5,906)	(313,650)	(625,227)
(*) Amounts net of tax effects.

Scenario I: Addition of 1 base point to the fixed-rate curve, currency coupon, inflation and interest rate indices, and 1 percentage point in currency and share prices, which is based on market information (BM&F BOVESPA, Andima, etc);

Scenario II: Shocks at approximately 25% in the portfolio of June 30, 2010, considering the largest resulting losses per risk factor;

Scenario III: Shocks at approximately 50% in the portfolio of June 30, 2010, considering the largest resulting losses per risk factor.

All derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING S.A. are shown in Note 7.

NOTE 8 - LOAN, LEASE AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with credit granting characteristics

  I – By type of operations and risk level

	06/30/2010										06/30/2009
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	38,618,074	82,691,589	35,245,456	10,516,157	7,081,250	2,938,771	1,842,002	1,176,115	6,472,071	186,581,485	153,137,088
Loans and discounted trade receivables	20,178,688	40,288,622	23,101,996	8,005,663	6,339,421	2,459,306	1,633,969	1,046,645	5,862,358	108,916,668	98,326,290
Financing	13,982,681	31,463,458	10,562,966	2,089,155	456,173	267,190	166,716	105,747	488,352	59,582,438	40,646,288
Farming and agribusiness financing	1,742,429	2,029,691	877,040	117,647	78,075	118,284	10,172	323	40,957	5,014,618	4,673,613
Real estate financing	2,714,276	8,909,818	703,454	303,692	207,581	93,991	31,145	23,400	80,404	13,067,761	9,490,897

Lease operations	1,494,417	29,990,916	5,478,667	2,541,332	1,086,425	482,327	386,360	319,863	1,083,609	42,863,916	49,270,159

Credit card operations	-	11,954,703	10,281,376	2,180,036	2,058,800	658,385	479,885	364,376	2,518,185	30,495,746	25,158,083

Advance on exchange contracts (1)	589,741	1,304,461	945,933	226,412	94,270	38,458	9,553	1,118	23,083	3,233,029	6,622,429

Other sundry receivables (2)	16,562	94,401	44,399	6,461	3,393	3,019	3,412	1,753	150,796	324,196	302,711

Total operations with credit granting characteristics	40,718,794	126,036,070	51,995,831	15,470,398	10,324,138	4,120,960	2,721,212	1,863,225	10,247,744	263,498,372	234,490,470
Endorsements and sureties (3)										32,693,668	31,475,706
Total with endorsements and sureties	40,718,794	126,036,070	51,995,831	15,470,398	10,324,138	4,120,960	2,721,212	1,863,225	10,247,744	296,192,040	265,966,176
Total - 06/30/2009	36,979,880	107,140,107	45,241,442	16,426,948	9,463,381	4,472,394	3,028,072	1,944,539	9,793,707	234,490,470
(1)	Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities – Foreign Exchange Portfolio/Other Receivables (Note 2a);
(2)	Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid;
(3)	Recorded in Memorandum Accounts.

II – By maturity and risk level

	06/30/2010										06/30/2009
	AA	A	B	C	D	E	F	G	H	Total	Total
	OVERDUE OPERATIONS (1) (2)
Falling due installments	-	-	2,735,172	2,148,431	1,581,790	980,862	769,299	612,608	3,073,712	11,901,874	12,136,160
01 to 30	-	-	123,398	111,054	110,817	53,303	48,383	37,681	283,471	768,107	804,542
31 to 60	-	-	111,107	96,906	89,363	45,525	41,402	33,105	231,130	648,538	626,350
61 to 90	-	-	111,025	100,114	82,905	46,269	42,126	34,285	183,561	600,285	590,736
91 to 180	-	-	332,609	287,011	219,935	131,693	115,681	92,809	358,033	1,537,771	1,637,615
181 to 365	-	-	564,269	496,051	361,791	225,261	194,891	149,165	591,299	2,582,727	2,756,886
Over 365	-	-	1,492,764	1,057,295	716,979	478,811	326,816	265,563	1,426,218	5,764,446	5,720,031

Overdue installments	-	-	521,773	642,539	1,179,827	847,962	1,144,287	961,092	5,676,270	10,973,750	11,842,820
01 to 14	-	-	21,222	53,867	36,896	22,838	18,798	16,272	64,814	234,707	250,956
15 to 30	-	-	456,414	163,493	279,315	77,611	63,134	35,667	144,761	1,220,395	1,422,952
31 to 60	-	-	44,137	389,007	340,651	133,409	96,144	64,152	248,727	1,316,227	1,648,942
61 to 90	-	-	-	26,134	479,255	171,449	143,193	102,767	283,913	1,206,711	1,408,899
91 to 180	-	-	-	10,038	43,710	408,527	770,798	676,522	1,221,860	3,131,455	3,588,665
181 to 365	-	-	-	-	-	34,128	52,220	65,712	3,518,498	3,670,558	3,367,757
Over 365	-	-	-	-	-	-	-	-	193,697	193,697	154,649
SUBTOTAL	-	-	3,256,945	2,790,970	2,761,617	1,828,824	1,913,586	1,573,700	8,749,982	22,875,624	23,978,980
SPECIFIC ALLOWANCE	-	-	(32,569)	(83,729)	(276,162)	(548,647)	(956,793)	(1,101,591)	(8,749,982)	(11,749,473)	(11,289,685)
SUBTOTAL – 06/30/2009	-	-	3,802,870	3,343,743	2,859,958	2,278,484	2,065,207	1,598,396	8,030,322	23,978,980
	NON-OVERDUE OPERATIONS
Falling due installments	40,620,822	125,499,575	48,310,080	12,379,433	7,365,599	2,248,353	788,817	281,246	1,444,729	238,938,654	208,057,271
01 to 30	5,261,519	16,139,343	11,960,725	3,966,169	2,180,329	463,816	155,034	61,561	463,441	40,651,937	42,419,052
31 to 60	3,048,155	9,772,962	5,139,022	1,341,616	681,442	156,432	80,064	20,295	162,138	20,402,126	19,255,091
61 to 90	2,484,026	7,311,790	4,036,729	966,127	420,973	104,060	39,069	15,919	117,845	15,496,538	12,943,635
91 to 180	4,389,536	14,333,120	6,914,433	1,531,111	849,459	202,734	105,142	23,846	214,454	28,563,835	25,982,783
181 to 365	5,308,378	20,162,586	6,631,732	1,422,796	957,530	313,024	127,431	33,818	208,265	35,165,560	31,684,450
Over 365	20,129,208	57,779,774	13,627,439	3,151,614	2,275,866	1,008,287	282,077	125,807	278,586	98,658,658	75,772,260

Overdue up to 14 days	97,972	536,495	428,806	299,995	196,922	43,783	18,809	8,279	53,033	1,684,094	2,454,219
SUBTOTAL	40,718,794	126,036,070	48,738,886	12,679,428	7,562,521	2,292,136	807,626	289,525	1,497,762	240,622,748	210,511,490
GENERIC ALLOWANCE	-	(630,180)	(487,389)	(380,383)	(756,252)	(687,641)	(403,813)	(202,667)	(1,497,762)	(5,046,087)	(5,148,214)
SUBTOTAL – 06/30/2009	36,979,880	107,140,107	41,438,572	13,083,205	6,603,423	2,193,910	962,865	346,143	1,763,385	210,511,490
GRAND TOTAL	40,718,794	126,036,070	51,995,831	15,470,398	10,324,138	4,120,960	2,721,212	1,863,225	10,247,744	263,498,372	234,490,470
EXISTING ALLOWANCE	-	(630,180)	(1,552,251)	(1,545,493)	(3,096,209)	(2,060,068)	(1,904,576)	(1,863,039)	(10,247,744)	(22,899,560)	(22,914,899)
Minimum allowance required (3)	-	(630,180)	(519,958)	(464,112)	(1,032,414)	(1,236,288)	(1,360,606)	(1,304,258)	(10,247,744)	(16,795,560)	(16,437,899)
Additional allowance (4)	-	-	(1,032,293)	(1,081,381)	(2,063,795)	(823,780)	(543,970)	(558,781)	-	(6,104,000)	(6,477,000)
GRAND TOTAL 06/30/2009	36,979,880	107,140,107	45,241,442	16,426,948	9,463,381	4,472,394	3,028,072	1,944,539	9,793,707	234,490,470
EXISTING ALLOWANCE	-	(989,912)	(1,352,719)	(1,641,052)	(2,838,068)	(2,235,750)	(2,119,347)	(1,944,344)	(9,793,707)	(22,914,899)
Minimum allowance required (3)	-	(535,701)	(452,414)	(492,808)	(946,338)	(1,341,718)	(1,514,036)	(1,361,177)	(9,793,707)	(16,437,899)
Additional allowance (4)	-	(454,211)	(900,305)	(1,148,244)	(1,891,730)	(894,032)	(605,311)	(583,167)	-	(6,477,000)
(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	The balance of non-accrual operations amounts to R$ 14,777,867 (R$ 15,743,812 at 06/30/2009);
(3)
The policy of not using "AA" ratings for individuals was maintained. As a consequence, all loan operations with clients classified in these segments are charged by recording a provision upon the granting of loan;

(4)
According to BACEN’s request, it is classified into risk level to show the additional amounts found calculated to maintain the strength necessary for absorbing possible increases in default expected in history of scenarios of losses incurred.

III – By business sector

	06/30/2010%		06/30/2009%

PUBLIC SECTOR	1,468,645	0.6	1,557,501	0.7
Generation, transmission and distribution of electric energy	684,121	0.3	870,424	0.4
Chemical and petrochemical	299,110	0.1	172,783	0.1
Other	485,414	0.2	514,294	0.2
PRIVATE SECTOR	262,029,727	99.4	232,932,969	99.3
COMPANIES	142,473,039	54.1	127,010,758	54.2
INDUSTRY AND COMMERCE	73,372,265	27.8	67,727,673	28.9
Food and beverage	11,371,142	4.3	11,153,511	4.8
Autoparts and accessories	3,019,835	1.1	2,536,930	1.1
Agribusiness capital assets	762,308	0.3	580,766	0.2
Industrial capital assets	4,460,085	1.7	3,482,645	1.5
Pulp and paper	1,990,240	0.8	1,826,331	0.8
Distribution of fuels	1,723,580	0.7	1,622,293	0.7
Electrical and electronic	5,926,545	2.2	5,131,020	2.2
Pharmaceuticals	1,698,828	0.6	1,557,059	0.7
Fertilizers, insecticides and crop protection	1,217,642	0.5	1,568,437	0.7
Tobacco	545,447	0.2	953,665	0.4
Import and export	1,670,371	0.6	1,552,768	0.7
Hospital care materials and equipment	846,849	0.3	637,514	0.3
Construction material	3,905,452	1.5	3,193,134	1.4
Steel and metallurgy	5,883,543	2.2	6,856,294	2.9
Wood and furniture	2,418,068	0.9	2,301,557	1.0
Chemical and petrochemical	5,661,127	2.1	5,175,532	2.2
Supermarkets	970,473	0.4	711,613	0.3
Light and heavy vehicles	5,466,373	2.1	5,147,498	2.2
Clothing	6,203,258	2.4	5,000,043	2.1
Other - Commerce	4,433,316	1.7	3,382,962	1.4
Other - Industry	3,197,783	1.2	3,356,101	1.4
SERVICES	54,248,709	20.6	42,224,215	18.0
Heavy construction (constructors)	3,225,376	1.2	2,540,948	1.1
Financial	5,865,707	2.2	4,124,688	1.8
Generation, transmission and distribution of electric energy	5,474,449	2.1	5,274,152	2.2
Holding company	2,636,466	1.0	2,903,829	1.2
Real estate agents	8,208,253	3.1	5,860,894	2.5
Media	2,348,269	0.9	2,136,863	0.9
Service companies	3,778,347	1.4	2,665,194	1.1
Health care	1,505,019	0.6	1,183,523	0.5
Telecommunications	990,314	0.4	1,188,068	0.5
Transportation	11,009,079	4.2	8,431,195	3.6
Other services	9,207,430	3.5	5,914,861	2.5
PRIMARY SECTOR	12,795,739	4.9	13,177,947	5.6
Agribusiness	10,963,972	4.2	11,455,027	4.9
Mining	1,831,767	0.7	1,722,920	0.7
OTHER COMPANIES	2,056,326	0.8	3,880,923	1.7
INDIVIDUALS	119,556,688	45.3	105,922,211	45.2
Credit cards	30,320,026	11.5	24,896,684	10.6
Consumer loans/overdraft	25,530,718	9.7	24,415,619	10.4
Real estate financing	8,613,138	3.3	7,074,722	3.0
Vehicles	55,092,806	20.9	49,535,186	21.1

GRAND TOTAL	263,498,372	100.0	234,490,470	100.0

b)	Credit concentration

	06/30/2010		06/30/2009
Loan, lease and other credit operations (*)	Risk	% of Total	Risk	% of Total
Largest debtor	2,304,976	0.8	3,328,490	1.3
20 largest debtors	25,389,296	8.7	24,598,053	9.3
50 largest debtors	42,482,117	14.6	40,993,171	15.4
100 largest debtors	57,425,095	19.7	55,722,067	21.0

	06/30/2010		06/30/2009
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of Total	Risk	% of Total
Largest debtor	5,064,341	1.5	4,043,579	1.4
20 largest debtors	39,856,746	12.0	36,498,527	12.2
50 largest debtors	61,906,226	18.7	58,004,464	19.5
100 largest debtors	80,550,266	24.3	76,752,100	25.7
(*) The amounts include endorsements and sureties.

c)	Changes in allowance for loan losses

	01/01 to 06/30/2010	01/01 to 06/30/2009
Opening balance	(24,051,873)	(19,972,155)
Net increase for the period	(7,885,843)	(8,086,080)
Minimum required by Resolution No. 2,682/99	(7,885,843)	(9,400,080)
Additional (3)	-	1,314,000
Write-Off	9,038,156	5,143,336
Closing balance	(22,899,560)	(22,914,899)
Specific allowance (1)	(11,749,473)	(11,289,685)
Generic allowance (2)	(5,046,087)	(5,148,214)
Additional allowance (3)	(6,104,000)	(6,477,000)
(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	For operations not covered in the previous item due to the classification of the client or operation;
(3)
Refers to the provision in excess of the minimum required by CMN Resolution No.2,682, of December 21, 1999, recognized within the prudential criteria adopted by management in accordance with good banking practice, in order to enable the absorption of possible increases in default arising from a strong reversal of the economic cycle.

As from December 31, 2008, considering the economic scenario and the uncertainties related to it, the criteria for recognition of the additional allowance for loan losses were revised, including the portion related to risks associated to a more pessimistic scenario. Over 2009, the effects of the crisis were partially consummated, giving rise to an increase in the required regulatory allowance and reduction in the additional allowance for loan losses regarding the portfolio.

At June 30, 2010, the balance of the allowance in relation to the loan portfolio is equivalent to 8.7% (9.8% at 06/30/2009).

d)	Recovery and renegotiation of credits

I -	Composition of the result of allowance for loan losses

	01/01 to 06/30/2010	01/01 to 06/30/2009
Expenses for allowance for loan losses	(7,885,843)	(8,086,080)
Income from recovery of credits written off as loss	1,812,597	870,873
Result of allowance for loan losses	(6,073,246)	(7,215,207)

II -	Renegotiated credits

	06/30/2010	06/30/2009
Renegotiated credits	8,688,392	6,890,446
Allowance for loan losses	(4,301,654)	(3,490,772)
(%)	49.5	50.7

e)	Restricted operations on assets

We present below information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	06/30/2010				01/01 to 06/30/2010
	0 - 30	31 - 180	Over 365	Total	Income (expenses)
Restricted operations on assets
Loan operations	452	863	166,681	167,996	8,875
Liabilities - restricted operations on assets
Foreign borrowings through securities	452	863	166,681	167,996	(8,135)
Net revenue from restricted operations					740

At June 30, 2010, there were no balances in default.

f)	Sales operations or transfers of financial assets

In compliance with Resolution No. 3,809, of October 28, 2009, the amount of sales operations or transfers of financial assets where the entity significantly retained the risks and benefits is R$ 40,207 composed exclusively of loan operations and receivables assigned with joint obligation.

NOTE 9 - FOREIGN EXCHANGE PORTFOLIO

	06/30/2010	06/30/2009
ASSETS – OTHER RECEIVABLES	18,237,735	31,313,143
Exchange purchase pending settlement – foreign currency	11,514,878	26,198,996
Bills of exchange and term documents – foreign currency	42	228
Exchange sale rights – local currency	7,167,949	5,431,041
(Advances received) – local currency	(445,134)	(317,122)
LIABILITIES – OTHER LIABILITIES (Note 2a)	18,792,956	31,768,170
Exchange sales pending settlement – foreign currency	7,063,187	18,252,294
Liabilities from purchase of foreign currency – local currency	11,724,703	13,512,311
Other	5,066	3,565
MEMORANDUM ACCOUNTS	691,786	423,357
Outstanding import credits – foreign currency	678,920	382,929
Confirmed export credits – foreign currency	12,866	40,428

NOTE 10 – FUNDING AND BORROWINGS AND ONLENDING

a) Summary

	06/30/2010						06/30/2009
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Deposits	98,320,175	13,971,133	11,853,527	65,511,944	189,656,779	43.8	190,094,379	49.0
Deposits received under securities repurchase agreements	63,650,466	11,702,544	16,760,302	65,147,616	157,260,928	36.3	121,909,007	31.5
Funds from acceptance and issuance of securities	2,845,345	6,509,824	1,995,669	7,553,580	18,904,418	4.4	19,091,603	4.9
Borrowings and onlending	2,118,048	6,702,848	7,207,211	22,042,486	38,070,593	8.8	32,537,224	8.4
Securitization of foreign payment orders (1)	-	-	-	-	-	0.0	697,461	0.2
Subordinated debt (2)	13,496	50,613	2,670	28,899,667	28,966,446	6.7	23,270,744	6.0
TOTAL	166,947,530	38,936,962	37,819,379	189,155,293	432,859,164		387,600,418
% per maturity term	38.6	9.0	8.7	43.7
TOTAL – 06/30/2009	152,513,912	40,271,939	31,689,359	163,125,208	387,600,418
% per maturity term	39.3	10.4	8.2	42.1
(1)	Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to the payment orders receivable abroad;
(2)	Includes R$ 711,167 (R$ 773,070 at 06/30/2009) of Redeemable Preferred Shares classified under Minority Interest in Balance Sheet.

b) Deposits

	06/30/2010						06/30/2009
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Demand deposits	25,280,832	-	-	-	25,280,832	13.3	22,918,472	12.1
Savings accounts	51,851,801	-	-	-	51,851,801	27.3	40,847,711	21.5
Interbank	1,339,222	722,829	119,355	126,087	2,307,493	1.2	3,146,726	1.7
Time deposits	18,730,733	13,248,304	11,734,172	65,385,857	109,099,066	57.5	122,243,012	64.2
Other deposits	1,117,587	-	-	-	1,117,587	0.6	938,458	0.5
TOTAL	98,320,175	13,971,133	11,853,527	65,511,944	189,656,779		190,094,379
% per maturity term	51.8	7.4	6.2	34.5
TOTAL - 06/30/2009	82,649,288	16,359,454	11,404,690	79,680,947	190,094,379
% per maturity term	43.6	8.6	6.0	41.9

At June 30, 2010, ITAÚ UNIBANCO’s portfolio is composed of interbank deposits in the amount of R$ 3,177,246 (R$ 861,937 at June 30, 2009) with maturity over 365 days.

c) Deposits received under securities repurchase agreements

	06/30/2010						06/30/2009
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Own portfolio	21,312,896	11,702,544	15,629,981	52,354,476	100,999,897	64.2	61,351,240	50.3
Government securities	14,205,959	234,136	107	15,875	14,456,077	9.2	684,016	0.6
Private securities	-	-	-	105,641	105,641	0.1	-	0.0
Own issue	3,618,917	11,314,460	15,629,808	52,056,867	82,620,052	52.5	58,082,113	47.6
Foreign	3,488,020	153,948	66	176,093	3,818,127	2.4	2,585,111	2.1
Third-party portfolio	42,279,410	-	-	164,309	42,443,719	27.0	58,897,433	48.3
Free portfolio	58,160	-	1,130,321	12,628,831	13,817,312	8.8	1,660,334	1.4
TOTAL	63,650,466	11,702,544	16,760,302	65,147,616	157,260,928		121,909,007
% per maturity term	40.5	7.4	10.7	41.4
TOTAL - 06/30/2009	63,483,332	7,764,698	14,092,795	36,568,182	121,909,007
% per maturity term	52.0	6.4	11.6	30.0

d) Funds from acceptance and issuance of securities

	06/30/2010						06/30/2009
	0-30	31-180	181-365	Over 365	Total	%	Total	%
REAL ESTATE, MORTGAGE, CREDIT AND SIMILAR NOTES	2,653,453	5,602,763	1,193,992	522,381	9,972,589	52.8	9,389,522	49.2
DEBENTURES	48,948	117,844	341,441	2,122,630	2,630,863	13.9	2,924,558	15.3
FOREIGN BORROWINGS AND SECURITIES	142,944	789,217	460,236	4,908,569	6,300,966	33.3	6,777,523	35.5
Trade Related – issued abroad - Structure Note Issued	-	168,691	162,391	424,851	755,933	4.0	496,527	2.6
Non-Trade Related	142,944	620,526	297,845	4,483,718	5,545,033	29.3	6,280,996	32.9
Issued abroad	142,944	620,526	297,845	4,483,718	5,545,033	29.3	6,280,996	32.9
Brazil Risk Note Programme	41,653	255,245	156,618	2,138,198	2,591,714	13.7	2,453,807	12.9
Euro Certificates of Deposits	77,260	204,725	57,587	29,387	368,959	2.0	754,584	4.0
Euro Medium Term Note Programme	2,418	143	11,480	509,728	523,769	2.8	1,161,764	6.1
Eurobonds	1,866	48,391	61,314	448,464	560,035	3.0	281,808	1.5
Medium Term Note	1,504	2,256	2	151,750	155,512	0.8	213,379	1.1
Fixed Rate Notes	-	6,530	10,844	1,080,084	1,097,458	5.8	1,136,254	6.0
Other	18,243	103,236	-	126,107	247,586	1.3	279,400	1.5
TOTAL	2,845,345	6,509,824	1,995,669	7,553,580	18,904,418		19,091,603
% per maturity term	15.1	34.4	10.6	39.9
TOTAL - 06/30/2009	2,752,641	7,153,834	1,700,752	7,484,376	19,091,603
% per maturity term	14.4	37.5	8.9	39.2

e) Borrowings and onlending

	06/30/2010						06/30/2009
	0-30	31-180	181-365	Over 365	Total	%	Total	%
BORROWINGS	1,372,499	4,138,046	4,101,284	3,709,402	13,321,231	35.0	14,137,558	43.5
Domestic	454,034	128,828	772,569	48,366	1,403,797	3.7	427,212	1.3
Foreign (*)	918,465	4,009,218	3,328,715	3,661,036	11,917,434	31.3	13,710,346	42.1
ONLENDING	745,549	2,564,802	3,105,927	18,333,084	24,749,362	65.0	18,399,666	56.5
Domestic – official institutions	560,448	2,557,475	3,100,942	18,251,629	24,470,494	64.3	18,088,947	55.6
BNDES	200,470	969,820	1,222,945	7,339,431	9,732,666	25.6	8,882,747	27.3
FINAME	353,207	1,559,900	1,824,134	10,656,845	14,394,086	37.8	8,708,770	26.8
Other	6,771	27,755	53,863	255,353	343,742	0.9	497,430	1.5
Foreign	185,101	7,327	4,985	81,455	278,868	0.7	310,719	1.0
TOTAL	2,118,048	6,702,848	7,207,211	22,042,486	38,070,593		32,537,224
% per maturity term	5.6	17.6	18.9	57.9
TOTAL - 06/30/2009	3,628,651	7,758,835	4,398,963	16,750,775	32,537,224
% per maturity term	11.2	23.8	13.5	51.5
(*)	Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

f) Subordinated debt

Funding obtained through issuance of subordinated debt, in accordance with the conditions determined by CMN Resolution No. 3,444, of 02/28/2007, and amendments established by CMN Resolution No. 3,532, of 01/31/2008, is as follows:

	06/30/2010						06/30/2009
	0-30	31-180	181-365	Over 365	Total	%	Total	%
CDB	-	-	-	24,482,092	24,482,092	84.5	20,433,158	87.8
Euronotes	-	44,833	-	2,715,534	2,760,367	9.5	957,969	4.1
Bonds	-	2,732	2,670	126,899	132,301	0.4	145,060	0.6
Eurobonds	13,496	-	-	900,750	914,246	3.2	990,421	4.3
(-) Transaction costs incurred (Note 4b)	-	-	-	(33,727)	(33,727)	(0.1)	(28,934)	(0.1)
TOTAL OTHER LIABILITIES	13,496	47,565	2,670	28,191,548	28,255,279		22,497,674
Redeemable preferred shares	-	3,048	-	708,119	711,167	2.5	773,070	3.3
GRAND TOTAL	13,496	50,613	2,670	28,899,667	28,966,446		23,270,744
% per maturity term	0.0	0.2	0.0	99.8
TOTAL - 06/30/2009	-	1,187,317	-	22,083,427	23,270,744
% per maturity term	-	5.1	-	94.9

Description
Name of security	Issue	Maturity	Return p.a.	Principal R$
Subordinated euronotes	2nd half of 2001	August 2011	10.00%	457,465
Subordinated euronotes	August 2001	August 2011	4.25%	625,008
Subordinated CDB	March 2007	April 2012	103.5% of CDI	5,000,000
Subordinated CDB (1)	May 2007	May 2012	103.9% of CDI	1,406,000
Subordinated CDB (1)	July 2007	July 2012	CDI + 0.38%	422,000
Subordinated CDB (1)	August 2007	August 2012	CDI + 0.38%	200,000
Subordinated CDB (1)	October 2007	October 2012	IGPM + 7.33%	290,850
Subordinated CDB (1)	October 2007	October 2012	103.8% of CDI	93,000
Subordinated CDB (1)	October 2007	October 2012	CDI + 0.45%	450,000
Subordinated CDB	November 2007	November 2012	CDI + 0.35%	300,000
Subordinated CDB	December 2002	December 2012	102.25% of CDI	220,000
Subordinated CDB	January 2008	February 2013	CDI + 0.50%	880,000
Subordinated CDB	February 2008	February 2013	CDI + 0.50%	1,256,000
Subordinated CDB (1)	1st quarter 2008	1st quarter 2013	CDI + 0.60%	817,310
Subordinated CDB (1)	1st quarter 2008	2nd quarter 2013	106.5% of CDI	38,000
Subordinated CDB (1)	2nd quarter 2008	2nd quarter 2013	107% of CDI	10,400
Subordinated CDB	November 2003	November 2013	102% of CDI	40,000
Subordinated CDB	May 2007	May 2014	CDI + 0.35%	1,804,500
Subordinated CDB (1)	August 2007	August 2014	CDI + 0.46%	50,000
Subordinated CDB	November 2008	October 2014	112% of CDI	1,000,000
Subordinated CDB (1)	October 2007	October 2014	IGPM + 7.35%	33,200
Subordinated CDB (1)	December 2007	December 2014	CDI + 0.60%	10,000
Preferred shares	December 2002	March 2015	3.04%	1,388,841
Subordinated CDB (1)	3rd quarter 2008	3rd quarter 2015	119.8% of CDI	400,000
Subordinated CDB	January 2010	January 2016	114% of CDI	500,000
Subordinated CDB	1st quarter 2010	1st quarter 2016	110% of CDI	82,880
Subordinated CDB	1st quarter 2010	1st quarter 2016	111% of CDI	33,400
Subordinated CDB	1st quarter 2010	1st quarter 2016	113% of CDI	2,152,988
Subordinated CDB	March 2010	March 2016	IPCA + 7.33%	122,500
Subordinated CDB (2)	December 2006	December 2016	CDI + 0.47%	500,000
Subordinated CDB	March 2010	March 2017	IPCA + 7.45%	367,030
Subordinated euronotes	April 2010	April 2020	6.20%	1,730,600
Subordinated bonds	April 2008	April 2033	3.50%	64,555
Subordinated bonds	October 2008	October 2033	4.50%	45,400
Eurobonds -Perpetual Non-cumulative Junior Subordinated Securities (3)	July 2005	Not determined	8.70%	1,195,250
(1)	Subordinated CDBs may not be redeemed in advance;
(2)	Subordinated CDBs may be redeemed from November 2011;
(3)	The debt may be fully redeemed only at the option of the issuer from July 29, 2010 or at each subsequent payment.

At June 30, 2010, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes, with maturity from 91 to 180 days in the amount of R$ 23,580 and over 365 days in the amount of R$ 1,784,461, totaling R$ 1,808,041 .

NOTE 11 - INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a) Composition of the technical provisions

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	06/30/2010	06/30/2009	06/30/2010	06/30/2009	06/30/2010	06/30/2009	06/30/2010	06/30/2009
Mathematical provision of benefits to be granted and benefits granted	31,651	33,912	45,445,230	38,195,188	-	-	45,476,881	38,229,100
Unearned premiums	3,347,306	3,154,304	-	-	-	-	3,347,306	3,154,304
Unsettled claims	2,446,516	2,329,525	-	-	-	-	2,446,516	2,329,525
Financial surplus	1,772	2,118	462,096	415,458	-	-	463,868	417,576
IBNR	695,447	779,920	12,924	12,480	-	-	708,371	792,400
Financial variation	473	448	120,338	110,553	-	-	120,811	111,001
Premium deficiency	256,070	162,555	-	-	-	-	256,070	162,555
Insufficient contribution	130	-	532,470	433,022	-	-	532,600	433,022
Mathematical provision for redemptions	-	-	-	-	2,352,450	2,100,941	2,352,450	2,100,941
Raffle contingency	-	-	-	-	23,881	36,654	23,881	36,654
Other	76,445	75,688	170,201	179,229	25,686	21,795	272,332	276,712
TOTAL	6,855,810	6,538,470	46,743,259	39,345,930	2,402,017	2,159,390	56,001,086	48,043,790

b) Assets Guaranteeing Technical Provisions - SUSEP

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	06/30/2010	06/30/2009	06/30/2010	06/30/2009	06/30/2010	06/30/2009	06/30/2010	06/30/2009
Interbank investments – money market	1,361,225	887,480	1,004,823	728,461	1,065,104	763,990	3,431,152	2,379,931
Securities and derivative financial instruments	2,653,157	2,814,650	45,797,117	38,647,007	1,379,929	1,419,573	49,830,203	42,881,230
PGBL/VGBL fund quotas (1)	-	-	41,436,196	34,475,799	-	-	41,436,196	34,475,799
Government securities - domestic	-	-	29,110,336	20,485,062	-	-	29,110,336	20,485,062
Financial Treasury Bills	-	-	1,431,202	13,265,144	-	-	1,431,202	13,265,144
National Treasury Bills	-	-	10,250,261	2,243,854	-	-	10,250,261	2,243,854
National Treasury Notes	-	-	17,428,873	4,976,064	-	-	17,428,873	4,976,064
Corporate securities	-	-	11,124,471	12,894,934	-	-	11,124,471	12,894,934
Bank Deposit Certificates	-	-	5,143,516	7,200,954	-	-	5,143,516	7,200,954
Shares	-	-	1,123,950	1,223,528	-	-	1,123,950	1,223,528
Debentures	-	-	3,357,850	3,627,100	-	-	3,357,850	3,627,100
Securitized real estate loans	-	-	1,357	-	-	-	1,357	-
Financial Treasury Bills	-	-	955,449	-	-	-	955,449	-
Promissory Notes	-	-	2,627	228,153	-	-	2,627	228,153
Quotas of funds	-	-	539,722	615,199	-	-	539,722	615,199
PGBL/VGBL fund quotas	-	-	1,125,809	892,365	-	-	1,125,809	892,365
Derivative financial instruments	-	-	46,256	172,982	-	-	46,256	172,982
Accounts receivable / (payable)	-	-	29,324	30,456	-	-	29,324	30,456
Other	2,653,157	2,814,650	4,360,921	4,171,208	1,379,929	1,419,573	8,394,007	8,405,431
Government	1,803,211	2,062,179	3,338,706	2,912,358	44,663	750,846	5,186,580	5,725,383
Private	849,946	752,471	1,022,215	1,258,850	1,335,266	668,727	3,207,427	2,680,048
Receivables from insurance and reinsurance operations (2)	2,905,370	2,727,853	-	-	-	-	2,905,370	2,727,853
Credit rights	1,111,706	986,737	-	-	-	-	1,111,706	986,737
Reinsurance	1,793,664	1,741,116	-	-	-	-	1,793,664	1,741,116
Escrow deposits for loss	37,749	143,355	-	-	-	-	37,749	143,355
TOTAL	6,957,501	6,573,338	46,801,940	39,375,468	2,445,033	2,183,563	56,204,474	48,132,369
(1)
The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.

(2)	Recorded under Other receivables and Other assets.

c) Results of Operations

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	01/01 to 06/30/2010	01/01 to 06/30/2009	01/01 to 06/30/2010	01/01 to 06/30/2009	01/01 to 06/30/2010	01/01 to 06/30/2009	01/01 to 06/30/2010	01/01 to 06/30/2009
Income from financial operations	92,719	102,085	116,592	135,219	33,336	22,842	242,647	260,146
Financial income from insurance, pension plan and capitalization operations	110,974	142,813	1,555,078	2,100,052	102,063	90,971	1,768,115	2,333,836
Financial expenses from insurance, pension plan and capitalization operations	(18,255)	(40,728)	(1,438,486)	(1,964,833)	(68,727)	(68,129)	(1,525,468)	(2,073,690)
Result from insurance, pension plan and capitalization operations	1,115,812	805,264	28,367	122,523	222,330	193,969	1,366,509	1,121,756
Premiums and contributions	3,567,541	3,193,148	3,851,355	4,479,070	843,627	752,638	8,262,523	8,424,856
Changes in technical provisions	(150,445)	34,221	(3,803,698)	(4,308,428)	(595,487)	(532,634)	(4,549,630)	(4,806,841)
Expenses for claims	(1,491,917)	(1,657,145)	-	-	-	-	(1,491,917)	(1,657,145)
Selling expenses	(695,979)	(685,786)	(3,572)	(5,960)	(5,983)	(9,199)	(705,534)	(700,945)
Expenses for benefits and raffles	-	-	(17,487)	(13,485)	(19,763)	(17,992)	(37,250)	(31,477)
Other revenues and expenses	(113,388)	(79,174)	1,769	(28,674)	(64)	1,156	(111,683)	(106,692)
TOTAL	1,208,531	907,349	144,959	257,742	255,666	216,811	1,609,156	1,381,902

NOTE 12 - CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

ITAÚ UNIBANCO HOLDING CONSOLIDATED is involved in contingencies in the ordinary course of its businesses, as follows:

a)	Contingent Assets: there are no contingent assets recorded.

b)	Contingent Liabilities: These are estimated and classified as follows:

-	Calculation criteria:

Civil lawsuits: quantified upon judicial notification or individual execution when the claim is awarded a final and unappealable judgment regarding lawsuits filed by the Public Attorney’s Office or consumer protection associations, and monthly reviewed.

-
Collective (lawsuits related to claims considered similar and usual and the amounts of which are not considered significant): according to the statistical references per group of lawsuits, type of legal body (Small Claims Court or Regular Court) and claimant; or

-
Individual (lawsuits related to claims considered unusual and the amounts of which are considered significant): at the claimed indemnity amount, based on the evidence presented and on the evaluation of legal advisors –  which considers case law, legal opinions raised, evidence produced in the records and the judicial decisions to be issued – relating to the risk level of loss of lawsuits.

These are adjusted to the amounts deposited as guarantee for their execution or to the definitive execution amount (indisputable amount) when the claim is awarded a final and unappealable judgment.

Labor claims: these are calculated upon judicial notification and adjusted monthly by the moving average of payment of lawsuits closed in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and adjusted: to the amounts deposited in guarantee; to the execution amount (indisputable amount) when it is in the stage of being a final and unappealable decision; or based on the individual analysis of the potential amount of probable loss for lawsuits with significant amounts.

Tax and social security lawsuits: calculated upon judicial notification of administrative proceedings based on their monthly adjusted amounts.

Other Risks: calculated mainly based on the assessment of credit risk on joint obligations.

-	Contingencies classified as probable: are recognized in the accounting books and comprise:

-
Civil lawsuits: demanding compensation for property damage and pain and suffering, such as protest of bills, return of checks, and inclusion of information in the credit protection registry, most of these actions being filed in the Small Claims Court and therefore limited to 40 minimum monthly wages. The bank is also party to specific lawsuits over the charging of understated inflation adjustment to savings accounts in connection with economic plans. The case law at the Federal Supreme Court is favorable to banks in relation to an economic phenomenon similar to savings, as in the case of adjustment to time deposits and contracts in general. In addition, the Federal Supreme Court has recently decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after a five-year period.

-
Labor claims: seeking the recovery of alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other;

-	Tax and social security lawsuits: represented mainly by lawsuits and administrative proceedings involving federal and municipal taxes;

-	Other Risks represented basically by the joint obligation for securitized rural loans.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 06/30/2010					01/01 to 06/30/2009
Change in provision for contingent liabilities	Civil	Labor	Tax and social security	Other	Total	Total
Opening balance	2,409,698	3,163,601	1,457,508	257,672	7,288,479	7,743,797
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(98,628)	(573,261)	(35,331)	-	(707,220)	(692,451)
Subtotal	2,311,070	2,590,340	1,422,177	257,672	6,581,259	7,051,346
Restatement/Charges	63,579	39,994	24,422	-	127,995	274,018
Changes in the period reflected in results (Notes 13f and 13i)	666,004	238,582	108,584	10,862	1,024,032	1,025,593
Increase (*)	766,917	268,570	238,154	10,862	1,284,503	1,273,419
Reversal	(100,913)	(29,988)	(129,570)	-	(260,471)	(247,826)
Payment	(475,917)	(148,233)	(71,238)	-	(695,388)	(739,429)
Subtotal	2,564,736	2,720,683	1,483,945	268,534	7,037,898	7,611,528
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	119,701	567,851	45,041	-	732,593	785,293
Closing balance (Note 13c)	2,684,437	3,288,534	1,528,986	268,534	7,770,491	8,396,821
Closing balance at June 30, 2009 (Note 13c)	2,430,138	3,099,748	2,608,707	258,228	8,396,821
Escrow deposits at 06/30/2010 (Note 13a)	1,348,344	1,552,468	743,022	-	3,643,834
Escrow deposits at 06/30/2009 (Note 13a)	986,018	1,414,164	933,956	-	3,334,138
(*)	Civil provisions include the provision for economic plans amounting to R$ 320,001 (R$ 166,398 from January 1 to June 30, 2009) (Note 22k).

-
Contingencies classified as possible: not recognized in the accounting books and comprise Civil lawsuits amounting to R$ 421,886 and Tax and Social Security Lawsuits amounting to R$ 4,113,624. The principal characteristics of these lawsuits are described below:

•	IRPJ/CSLL – losses on receipt of credits and discounts granted upon credit renegotiation – R$ 463,029: We defend the deduction as an operating expense and necessary for the financial activity itself.

•	ISS – Banking Institutions – R$ 443,823: We understand that the banking operation cannot be interpreted as a service and/or is not listed under Supplementary Law No. 116/03 or Decree-law No. 406/68.

•	IRPJ, CSLL, PIS and COFINS – Usufruct of quotas and shares - R$ 346,713: We discuss the adequate accounting and tax treatment for the amount received due to the onerous recognition of usufruct.

•	IRPJ, CSLL, PIS and COFINS – request for offset dismissed - R$ 310,004: Cases in which the liquidity and the offset credit certainty are discussed.

•	IRPJ/CSLL – Taxation of profits abroad – R$ 305,733: We discuss the criteria for determination of calculation basis and taxable event.

•	IRPJ/CSLL (Income tax/Allowance for loan losses) – Goodwill - R$ 234,066: We defend the deductibility of goodwill incurred upon acquisition of merged companies.

•
IRPJ/CSLL - Interest on capital - R$ 213,971: We defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (TJLP) levied on the stockholders’ equity for the year and for prior years.

•	INSS – Non-compensatory amounts – R$181,431: We defend the non-taxation of these amounts, mainly transportation vouchers and sole bonus.

•	IRPJ/CSLL – Expenses on acquisition of customer portfolio – R$ 175,573: We defend its deduction as a required operating expense.

•	IRPJ – Allowance for loan losses – R$ 166,336: We request the application of the 1.5% rate for measuring the expense in view of the non-retroactivity of IN SRF 80/93.

•	ISS – Lease operation R$ 146,070: We discuss the place of service provision and the calculation basis amount.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, the following are in guarantee of voluntary resources restricted, deposited or recorded in the amounts below:

	06/30/2010	06/30/2009
Securities	1,196,906	797,136
Deposits in guarantee	3,172,046	3,906,347
Permanent assets (*)	734,854	777,422
(*)
As per article 32 of Law No. 10,522,  of July 19, 2002. On April 4, 2007, in the unconstitutionality lawsuit No. 1.976, the Federal Supreme Court ruled unconstitutional the requirement of guarantees for considering voluntary appeals.. The company is requesting the cancellation of the pledging of guarantees to the Federal Revenue Service.

The Receivables balance arising from reimbursements of contingencies totals R$ 1,099,886 (R$ 1,107,111 at 06/30/2010) (Note 13a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of Civil, Labor and Tax Contingencies.

c)	Legal Liabilities – Tax and Social Security and Escrow Deposits for Filing Legal Processes – recognized at the full amount being questioned and respective escrow deposits, as follows:

	01/01 to	01/01 to
Change in legal liabilities	06/30/2010	06/30/2009
Opening balance	6,821,027	9,082,558
Charges on taxes	192,734	504,661
Changes in the period reflected in results	3,679	1,402,560
Increase	347,527	1,529,905
Reversal (*)	(343,848)	(127,345)
Payment (*)	(1,936,969)	(183,334)
Closing balance (Note 14c)	5,080,471	10,806,445
(*)	From 01/01 to 06/30/2010 refers basically to the effects arising from the adhesion to the Cash or Installment Payment of Federal Taxes (Note 12d).

	01/01 to	01/01 to
Change in escrow deposits	06/30/2010	06/30/2009
Opening balance	3,695,838	3,925,430
Appropriation of income	125,022	300,948
Changes in the period	38,273	46,437
Deposited	41,639	239,949
Withdrawals	(13)	(8,718)
Conversion into income	(3,353)	(184,794)
Closing balance (Note 13a)	3,859,133	4,272,815

The main natures of processes are described as follows:

•
PIS and COFINS – R$ 2,583,380 – Revenue x Gross revenue: We request either the levy of taxes only on the revenue understood as income from sale of assets and services or the levy of PIS Repique (calculated on income tax payable) (at 5% of income tax due), in lieu of the levy on total revenues recorded, by alleging the unconstitutionality of paragraph 1 of article 3 of Law No. 9,718/98. The corresponding escrow deposit totals R$ 1,203,823.

•
CSLL – R$ 656,686 – Principle of equality: We request the levy of tax at 9%, in lieu of 15%, for financial and insurance companies, by alleging the unconstitutionality of article 41 of Law No. 11,727/08. The corresponding escrow deposit totals R$ 259,208.

•	IRPJ and CSLL – R$ 453,510 – Taxation of profits earned abroad: We defend the exemption of the positive equity in earnings from foreign investments. The corresponding escrow deposit totals R$ 439.930.

•
PIS and COFINS – R$ 323,713 – Principles of anteriority, anteriority over 90 days and non-retroactivity: We request the rejection of Constitutional Amendments No. 10/96 and No. 17/97 in view of the principle of anteriority and non-retroactivity, aiming at making payments based on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 57,918.

•
INSS – R$ 251,975 – Service providers that are individuals and management members: We request the non-levy of taxes on payment to service providers that are individuals and management members, set forth by Supplementary Law No. 84/96, by alleging its unconstitutionality. The corresponding escrow deposit totals R$ 251.975.

d)	Program for Cash or Installment Payment of Federal Taxes - Law No. 11,941/09

ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Program for Cash or Installment Payment of Federal Taxes, established by Law No. 11,941, of May 27, 2009. The program included the debits administered by the Federal Reserve Service of Brazil and the General Attorney’s Office of the National Treasury past due before November 30, 2008. The main claim included in this program was the increase in the PIS and COFINS calculation basis, as set forth by paragraph 1 of article 3 of Law No. 9,718 of November 27, 1998, classified as Legal Liability. The net effect in Income was R$ 144.712, recorded in Other Operating Income (Note 22k).

NOTE 13 - BREAKDOWN OF ACCOUNTS

a)	Other sundry receivables

	06/30/2010	06/30/2009
Deferred tax assets (Note 14b I)	27,075,505	26,974,106
Social contribution for offset (Note 14b I)	846,757	1,058,431
Taxes and contributions for offset	2,899,425	3,062,640
Escrow deposits in guarantee of provision for contingent liabilities (Note 12b)	6,815,880	7,240,485
Escrow deposits for legal liabilities – tax and social security (Note 12c)	3,859,133	4,272,815
Escrow deposits for foreign fund raising program	539,460	448,045
Receivables from reimbursement of contingent liabilities (Note 12b)	1,099,886	1,107,111
Receivables from sale of Visa Inc. and Visa Net shares	-	342,633
Sundry domestic debtors	811,066	552,081
Sundry foreign debtors	137,440	237,221
Recoverable payments	36,949	60,279
Salary advances	188,497	187,392
Amounts receivable from related companies	18,191	22,121
Operations with credit granting characteristics	285,102	584,432
Securities and credits receivable	619,653	873,057
(Allowance for loan losses)	(334,551)	(288,625)
Other	116,677	176,603
Total	44,729,968	46,326,395

At ITAÚ UNIBANCO HOLDING, Other Sundry Receivables are basically composed of Taxes and Contributions for Offset of R$ 271,289 (R$ 256,520 at 06/30/2009) and Deferred Tax Assets of R$ 680,839 (R$ 602,648 at 06/30/2009) (Note 14b I).

b)	Prepaid expenses

	06/30/2010	06/30/2009
Commissions	1,791,057	2,314,342
Related to vehicle financing	1,116,546	1,877,966
Related to insurance and pension plan	458,362	295,105
Other	216,149	141,271
Credit Guarantee Fund (*)	620,313	807,498
Advertising	404,521	421,415
Other	281,910	279,756
Total	3,097,801	3,823,011
(*)
Refers to spontaneous payment, equivalent to the prepayment of installments of the contribution to the Fundo Garantidor de Crédito (Brazilian deposit guarantee fund), according to BACEN Circular No. 3,416, of 10/24/2008.

c)	Other sundry liabilities

	06/30/2010	06/30/2009
Provisions for contingent liabilities (Note 12b)	7,770,491	8,396,821
Provisions for sundry payments	1,965,925	1,795,705
Personnel provision	1,143,471	1,055,910
Sundry creditors - local	583,177	548,856
Sundry creditors - foreign	241,893	235,848
Liabilities for official agreements and rendering of payment services	441,467	398,750
Related to insurance operations	1,115,828	1,264,917
Liabilities for purchase of assets and rights	67,632	9,864
Creditors of funds to be released	588,116	334,336
Funds from consortia participants	78,971	144,874
Provision to cover actuarial deficit (Note 19c)	135,098	121,510
Provision for integration expenditures with ITAÚ UNIBANCO merger (1)	520,721	1,129,775
Provision for health insurance (2)	601,316	537,034
Expenses for lease interests (Note 4i)	84,644	135,660
Other	232,428	291,673
Total	15,571,178	16,401,533
(1)	Provision set up at 12/31/2008 to cover expenditures on communication with customers, adequacy of systems and personnel;
(2)
Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

d)	Banking service fees

	01/01 to 06/30/2010	01/01 to 06/30/2009
Asset management	1,214,261	1,020,786
Funds management fees	1,171,659	1,000,790
Consortia management fee	42,602	19,996
Current account services	280,404	224,979
Credit cards	3,192,172	2,770,573
Annual fees	496,179	436,072
Other services	2,695,993	2,334,501
Relationship with stores	2,464,665	2,146,644
Credit card processing	231,328	187,857
Sureties and credits granted	700,110	578,185
Loan operations	420,429	337,412
Guarantees provided	279,681	240,773
Receipt services	639,796	595,905
Collection fees	517,027	490,085
Collection services	122,769	105,820
Other	855,611	621,363
Brokerage	266,229	141,980
Custody services and management of portfolio	90,866	74,573
Economic and financial advisory	133,759	47,118
Foreign exchange services	36,019	34,124
Other services	328,738	323,568
Total	6,882,354	5,811,791

e)	Income from bank charges

	01/01 to 06/30/2010	01/01 to 06/30/2009
Loan operations/registration	636,398	490,286
Deposit account	86,775	79,235
Transfer of funds	60,390	54,661
Service package fees and other	753,106	706,829
Total	1,536,669	1,331,011

f)	Personnel expenses

	01/01 to 06/30/2010	01/01 to 06/30/2009
Compensation	(3,918,072)	(3,836,971)
Charges	(989,925)	(949,928)
Welfare benefits	(825,353)	(700,072)
Training	(89,623)	(53,066)
Labor claims and termination of employees (Note 12b)	(244,971)	(345,502)
Total	(6,067,944)	(5,885,539)

g)	Other administrative expenses

	01/01 to 06/30/2010	01/01 to 06/30/2009
Data processing and telecommunications	(1,501,731)	(1,262,060)
Depreciation and amortization	(660,434)	(655,234)
Installations	(1,085,097)	(907,698)
Third-party services	(1,358,906)	(1,464,441)
Financial system services	(186,004)	(187,369)
Advertising, promotions and publications	(532,709)	(387,970)
Transportation	(289,605)	(186,149)
Materials	(195,451)	(137,184)
Security	(211,730)	(186,900)
Travel	(69,836)	(56,871)
Other	(221,003)	(224,469)
Total	(6,312,506)	(5,656,345)

h)	Other operating revenues

	01/01 to 06/30/2010	01/01 to 06/30/2009
Reversal of operating provisions	400,165	127,345
Contingent assets and liabilities and legal liabilities – tax and social security (Notes 12b, c and d)	380,976	59,421
Other	19,189	67,924
Recovery of charges and expenses	34,927	201,782
Other	269,166	187,328
Total	704,258	516,455

I)	Other operating expenses

	01/01 to 06/30/2010	01/01 to 06/30/2009
Provision for contingencies (Note 12b)	(723,135)	(682,511)
Civil	(666,004)	(630,979)
Tax and social security	(46,269)	(44,539)
Other	(10,862)	(6,993)
Selling - Credit cards	(707,772)	(680,793)
Claims	(275,745)	(284,514)
Amortization of goodwill on investments (Note 22k)	-	(556,575)
Provision for health insurance (Note 13c)	(5,325)	(6,400)
Refund of interbank costs	(89,181)	(113,187)
Other	(268,020)	(484,335)
Total	(2,069,178)	(2,808,315)

j)	Non-operating income – from 01/01 to 06/30/2009 is basically composed of Sale of Visa Inc and Visa Net shares.

NOTE 14 - TAXES

a)	Composition of expenses for taxes and contributions

I -	We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

Due on operations for the period	01/01 to 06/30/2010	01/01 to 06/30/2009
Income before income tax and social contribution	9,102,688	8,974,781
Charges (income tax and social contribution) at the rates in effect (Note 4o)	(3,641,075)	(3,589,912)

Increase/decrease to income tax and social contribution charges arising from:
Permanent additions (exclusions)	1,269,148	(356,275)
Investments in affiliates	40,103	31,455
Foreign exchange variation on investments abroad	91,389	(1,310,102)
Interest on capital	751,493	743,211
Dividends, interest on external debt bonds and tax incentives	166,789	299,063
Other	219,374	(119,902)
Temporary (additions) exclusions	345,469	332,717
Allowance for loan losses	(1,478,463)	(1,536,248)
Excess (insufficiency) of depreciation of leased assets	709,893	1,610,208
Adjustment to market value of trading securities and derivative financial instruments and adjustments from operations in futures markets	(138,450)	316,683
Interest on capital	(59,914)	-

Legal liabilities – tax and social security, contingent liabilities and restatement of escrow deposits	692,369	(463,371)
Realization of goodwill on purchase of investments	827,713	538,653
Integration expenditures with ITAÚ UNIBANCO merger	129,836	81,015
Other	(337,515)	(214,223)

(Increase) offset of tax losses/social contribution loss carryforwards	(856,590)	(741,875)
Expenses for income tax and social contribution	(2,883,048)	(4,355,345)
Related to temporary differences
Increase (reversal) for the period	511,121	344,501
Prior periods increase (reversal)	281,591	137,210
Income (expenses) from deferred taxes	792,712	481,711
Total income tax and social contribution	(2,090,336)	(3,873,634)

II -	Composition of tax expenses:

	01/01 to 06/30/2010	01/01 to 06/30/2009
PIS AND COFINS	(1,448,504)	(1,625,824)
ISS	(373,298)	(238,988)
Other	(155,843)	(153,654)
Total (Note 4o)	(1,977,645)	(2,018,466)

At ITAÚ UNIBANCO HOLDING tax expenses are basically composed of PIS and COFINS in the amount of R$ 15,007 (R$ 7,921 from 01/01 to 06/30/2009).

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 22b.

Results of these transactions are considered in the calculation basis of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

b)	Deferred taxes

I -	The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	PROVISIONS		DEFERRED TAX ASSETS
	06/30/2010	06/30/2009	12/31/2009	Realization / Reversal	Increase	06/30/2010	06/30/2009
Reflected in income and expense accounts			25,911,439	(3,963,383)	5,081,697	27,029,753	26,843,596
Related to income tax and social contribution loss carryforwards			2,989,576	(282,435)	912,756	3,619,897	3,574,330
Related to disbursed provisions			8,949,116	(1,493,094)	2,766,358	10,222,380	7,791,038
Allowance for loan losses			7,827,348	(1,271,174)	2,518,715	9,074,889	6,456,233
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			104,543	(104,543)	213,664	213,664	248,765
Allowance for real estate			81,012	(4,868)	24,251	100,395	70,615
Goodwill on purchase of investments			735,139	(80,783)	-	654,356	775,783
Other			201,074	(31,726)	9,728	179,076	239,642
Related to non-disbursed provisions (*)	37,285,974	46,267,347	13,972,747	(2,187,854)	1,402,583	13,187,476	15,478,228
Related to the operation	31,181,974	39,790,347	11,897,387	(2,187,854)	1,402,583	11,112,116	13,276,048
Legal liabilities – tax and social security	5,080,471	7,047,963	1,989,617	(622,292)	11,624	1,378,949	2,172,783
Provision for contingent liabilities	6,425,557	7,617,859	2,344,558	(269,457)	325,072	2,400,173	2,773,433
Civil	2,564,736	2,254,031	899,984	(170,198)	264,413	994,199	861,892
Labor	2,263,540	2,503,631	843,564	(15,485)	22,819	850,898	841,155
Tax and social security	1,384,334	2,558,992	495,553	(62,719)	37,840	470,674	950,682
Other	212,947	301,205	105,457	(21,055)	-	84,402	119,704
Adjustments of operations carried out in futures settlement market	315,856	189,084	28,628	(5,321)	97,328	120,635	62,817
Goodwill on purchase of investments	12,813,765	18,502,397	5,758,270	(701,892)	69,128	5,125,506	6,290,815
Provision for integration expenditures with ITAÚ UNIBANCO merger	613,594	1,129,775	286,806	(78,184)	-	208,622	384,124
Provision related to health insurance operations	601,316	537,034	238,396	-	2,130	240,526	214,814
Other non-deductible provisions	5,331,415	4,766,235	1,251,112	(510,708)	897,301	1,637,705	1,377,262
Related to provisions in additional of the minimum required not disbursed – allowance for loan losses	6,104,000	6,477,000	2,075,360	-	-	2,075,360	2,202,180
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	-	-	72,676	(31,553)	4,629	45,752	130,510
Total	37,285,974	46,267,347	25,984,115	(3,994,936)	5,086,326	27,075,505	26,974,106
Social contribution for offset arising from Option foreseen in article 8 of Provisional Measure No. 2,158-35 of 08/24/2001			933,723	(86,966)	-	846,757	1,058,431
(*)
From a financial point of view, rather than recording the provision of R$ 37,285,974 (R$ 46,267,347 at 06/30/2009) and deferred tax assets of R$ 13,187,476 (R$ 15,478,228 at 06/30/2009), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 27,075,505 (R$ 26,974,106 at 06/30/2009) to R$ 13,888,029 (R$ 11,495,878 at 06/30/2009).

At ITAÚ UNIBANCO HOLDING, the deferred tax assets totaled R$ 680,839 (R$ 602,648 at 06/30/2009) and are basically represented by tax losses and tax loss carryforwards of R$ 564,499 (R$ 536,685 at 06/30/2009), which expected realization is up to one year.

II -	Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2009	Realization / Reversal	Increase	06/30/2010	06/30/2009
Reflected in income and expense accounts	8,552,839	(65,147)	821,586	9,309,278	7,706,667
Depreciation in excess - leasing	7,567,878	-	671,041	8,238,919	6,767,087
Restatement of escrow deposits and contingent liabilities	665,918	-	78,495	744,413	563,070
Adjustment to market value of securities and derivative financial instruments	144,540	(1,445)	-	143,095	110,749
Adjustments of operations carried out in futures settlement market	42,463	(3,931)	19,526	58,058	127,550
Taxation of results abroad – capital gains	35,911	(602)	-	35,309	32,056
Other	96,129	(59,169)	52,524	89,484	106,155
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	141,521	-	30,059	171,580	239,694
Total	8,694,360	(65,147)	851,645	9,480,858	7,946,361

III -
The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at June 30, 2010, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets				Provision for
	Temporary differences	Tax loss/social contribution loss carryforwards	Total	Social contribution for offset	deferred income tax and social contribution	Net deferred taxes
2010	6,961,779	-	6,961,779	50,326	(564,150)	6,447,955
2011	4,766,994	962,498	5,729,492	230,593	(1,586,847)	4,373,238
2012	3,823,004	341,518	4,164,522	278,677	(2,202,251)	2,240,948
2013	3,085,130	329,342	3,414,472	236,812	(2,544,408)	1,106,876
2014	1,959,542	280,058	2,239,600	7,349	(1,755,852)	491,097
Over 2014	2,859,159	1,706,481	4,565,640	43,000	(827,350)	3,781,290
TOTAL	23,455,608	3,619,897	27,075,505	846,757	(9,480,858)	18,441,404
Present value (*)	20,894,570	2,900,726	23,795,296	748,459	(8,153,227)	16,390,528
(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards be not used as an indication of future net income.

IV -
In view of the unconstitutionality lawsuit related to the increase in the social contribution rate, established by Articles 17 and 41 of Law No. 11,727 of June 24, 2008, filed on June 26, 2008 by the National Confederation of the Financial System (CONSIF), deferred tax assets were recorded up to the amount added to the Tax Liabilities, while the amount of R$ 2,087,004 is unrecorded (R$ 2,462,894 at 06/30/2009).

c)	Tax and social security contributions

	06/30/2010	06/30/2009
Taxes and contributions on income payable	1,275,191	2,086,904
Taxes and contributions payable	4,444,581	854,220
Provision for deferred income tax and social contribution (Note 14b II)	9,480,858	7,946,361
Legal liabilities – tax and social security (Note 12c)	5,080,471	10,806,445
Total	20,281,101	21,693,930

At ITAÚ UNIBANCO HOLDING the balance of Tax and Social Security Contributions totals R$ 398,363 (R$ 323,053 at 06/30/2009) and is basically comprised of Legal Liabilities - Tax and Social Security of R$ 394,765 (R$ 288,660 at 06/30/2009).

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is basically levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the Company started to take into consideration the interest on capital paid and on the service provision, in addition to that levied on financial operation.

	06/30/2010	06/30/2009
Taxes paid or provided for	5,879,985	7,900,395
Taxes withheld and collected from third parties	3,936,249	4,072,323
Total	9,816,234	11,972,718

NOTE 15 – PERMANENT ASSETS

a)	INVESTMENTS

I -  Change of investments

Companies		Balances at 12/31/2009	Amortization of goodwill	Dividends received (3)	Equity in earnings of subsidiaries (4a)	Adjustments in marketable securities of subsidiaries and Other	Balances at 06/30/2010	Balances at 06/30/2009	Equity in earnings of subsidiaries from 01/01 to 06/30/2009 (4b)
Domestic		54,439,465	(3,168)	(354,329)	4,064,495	22,469	58,168,932	54,132,754	3,675,606
Itaú Unibanco S.A.	(1a)(5a)(5d)(6a)(7a)	42,161,903	(3,168)	(310,024)	2,629,696	23,255	44,501,662	40,950,748	1,765,024
Banco Itaú BBA S.A.	(5b)(5e)(6b)(7b)	4,940,599	-	(3,804)	325,942	(1,586)	5,261,151	4,717,258	859,348
Itauseg Participações S.A.	(7c)	3,745,886	-	-	99,289	900	3,846,075	3,716,985	221,162
Banco Itaucard S.A.	(2)(5c)(5f)(6c)(7d)	1,810,386	-	-	804,209	324	2,614,919	3,091,218	667,722
Itaú BBA Participações S.A.		1,398,437	-	(40,501)	86,806	(427)	1,444,315	1,304,935	228,759
Itaú Corretora de Valores S.A.	(2)(7e)	382,254	-	-	118,553	3	500,810	351,610	(66,409)
Foreign		1,940,723	(25,704)	-	157,627	2,794	2,075,440	2,085,523	(224,736)
Itaú Chile Holdings, Inc.	(1b)	1,618,072	(22,621)	-	124,204	1,046	1,720,701	1,756,420	(189,313)
Banco Itaú Uruguay S.A.	(1c)	216,686	(2,356)	-	17,852	1,748	233,930	207,685	(27,990)
Oca S.A.	(1d)	72,044	(626)	-	13,769	-	85,187	86,514	(4,339)
Oca Casa Financiera S.A.	(1e)	31,539	(91)	-	1,858	-	33,306	32,574	(2,812)
Aco Ltda.	(1f)	2,382	(10)	-	(56)	-	2,316	2,330	(282)
GRAND TOTAL		56,380,188	(28,872)	(354,329)	4,222,122	25,263	60,244,372	56,218,277	3,450,870
(1)	Includes goodwill in the amounts of: (a) R$ 52.797; (b) R$ 294.070; (c) R$ 30.627; (d) R$ 8.139; (e) R$ 1.183 and (f) R$ 138;
(2)	The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends;
(3)	Income receivable includes Dividends receivable;
(4)	Includes foreign exchange variation in the amounts of: (a) R$ 35,391 and (b) R$ (301,957) ;
(5)	Includes Unrealized results of operations in equity in earnings in the amounts of: (a) R$ (60) and in investments in the amount of: (b) R$ 13;
(6)
Investmentos and Equity in earnings reflect adjustments, in order to standardize procedures under the scope of the investor, in the amounts of: (a) R$ (21,101), (b) R$ (83,134) and R$ 6,013 and (c) R$ (1,897) and R$ (21,299);

(7)	Includes installments of dividends provided for in the amounts of: (a) R$ 384,257, (b) R$ 75,812, (c) R$ 943, (d) R$ 241,036 and (e) R$ 29,580.

				Number of shares owned by ITAÚ UNIBANCO HOLDING
Companies	Capital	Stockholders’ equity	Net income (loss) for the period	Common	Preferred	Quotas	Equity share in voting capital (%)	Equity share in capital (%)
Domestic
Itaú Unibanco S.A.	39,676,320	44,069,491	2,652,560	2,081,169,523	2,014,258,290	-	100.00	100.00
Banco Itaú BBA S.A.	4,224,086	6,688,802	405,220	3,041,104	5,284,526	-	57.55	78.77
Itauseg Participações S.A.	5,582,908	7,885,850	203,667	1,582,676,636	-	-	48.76	48.76
Banco Itaucard S.A.	15,644,884	18,682,095	1,067,458	3,592,433,657	1,277,933,118	-	1.50	2.02
Itaú BBA Participações S.A.	797,900	1,444,315	86,806	170,647	341,294	-	100.00	100.00
Itaú Corretora de Valores S.A.	516,841	1,075,705	131,101	-	811,503	-	-	3.58
Foreign
Itaú Chile Holdings, Inc.	323,295	1,426,631	79,057	100	-	-	100.00	100.00
Banco Itaú Uruguay S.A.	141,647	203,306	24,269	1,639,430,739	-	-	100.00	100.00
Oca S.A.	12,979	77,046	15,976	1,502,176,740	-	-	100.00	100.00
Oca Casa Financiera S.A.	16,749	32,123	2,913	646	-	-	100.00	100.00
Aco Ltda.	11	2,193	22	-	-	131	99.24	99.24

II -  Composition of investments

	06/30/2010	06/30/2009
Investment in affiliates	1,022,352	1,263,921
Domestic	295,418	353,931
Allianz Seguros S.A.	-	147,329
Serasa S.A.	251,118	161,224
Other	44,300	45,378
Foreign	726,934	909,990
Banco BPI, S.A.	726,934	907,827
Other	-	2,163
Other investments	1,287,680	1,071,905
Investments through tax incentives	161,444	167,928
Equity securities	9,165	8,088
Shares and quotas	350,278	126,047
Interest in Instituto de Resseguros do Brasil - IRB	229,699	227,170
Other	537,095	542,672
Provision for losses	(177,862)	(182,368)
Total	2,132,170	2,153,458

III-  Equity in earnings of affiliates and other investments

	01/01 to 06/30/2010	01/01 to 06/30/2009
Investment in affiliates - Domestic	33,319	38,052
Investment in affiliates - Foreign	36,927	40,584
Dividends received from Other investments	52,565	12,124
Other	(6,393)	25,381
Total	116,418	116,141

b)  Fixed and intangible assets

		CHANGES				06/30/2010			06/30/2009
	NET BALANCE AT 12/31/2009	ACQUISITIONS	DISPOSALS	DEPRECIATION/ AMORTIZATION EXPENSES (3)	OTHER	COST	ACCUMULATED DEPRECIATION/ AMORTIZATION	NET BOOK AMOUNT	NET BOOK AMOUNT
REAL ESTATE IN USE	4,353,175	722,308	(40,408)	(561,312)	4,410	10,858,858	(6,380,685)	4,478,173	4,186,015
REAL ESTATE IN USE (1)	2,371,981	197,530	(3,249)	(151,719)	22,552	4,377,102	(1,940,007)	2,437,095	2,349,658
Land	935,492	83,846	(1,258)	-	442	1,018,522	-	1,018,522	821,178
Buildings	844,565	57,417	(140)	(51,179)	28,773	2,364,580	(1,485,144)	879,436	671,267
Improvements	591,924	56,267	(1,851)	(100,540)	(6,663)	994,000	(454,863)	539,137	857,213
OTHER FIXED ASSETS	1,981,194	524,778	(37,159)	(409,593)	(18,142)	6,481,756	(4,440,678)	2,041,078	1,836,357
Installations	379,576	81,629	(3,681)	(90,329)	35,769	854,803	(451,839)	402,964	196,035
Furniture and equipment	400,549	85,815	(1,422)	(19,643)	(99,603)	737,850	(372,154)	365,696	407,917
EDP systems	968,429	321,045	(22,478)	(276,323)	43,848	4,292,738	(3,258,217)	1,034,521	1,012,786
Other (communication, security and transportation)	232,640	36,289	(9,578)	(23,298)	1,844	596,365	(358,468)	237,897	219,619
INTANGIBLE ASSETS	3,748,220	208,834	(68,354)	(514,992)	4,130	5,141,546	(1,763,708)	3,377,838	3,761,014
RIGHTS FOR ACQUISITION OF PAYROLLS (2)	1,684,190	42,195	(68,354)	(331,997)	-	2,440,325	(1,114,291)	1,326,034	2,020,959
OTHER INTANGIBLE ASSETS	2,064,030	166,639	-	(182,995)	4,130	2,701,221	(649,417)	2,051,804	1,740,055
Association for the promotion and offer of financial products and services	1,388,050	61,503	-	(83,873)	1,420	1,401,411	(34,311)	1,367,100	1,109,277
Expenditures on acquisition of software	477,691	79,786	-	(83,723)	1,310	978,763	(503,699)	475,064	400,801
Right to manage investment funds	190,505	-	-	(15,073)	6,217	283,941	(102,292)	181,649	227,869
Goodwill on purchase of investments (Note 2a and b)	-	24,700	-	-	-	24,700	-	24,700	-
Other intangible assets	7,784	650	-	(326)	(4,817)	12,406	(9,115)	3,291	2,108
GRAND TOTAL	8,101,395	931,142	(108,762)	(1,076,304)	8,540	16,000,404	(8,144,393)	7,856,011	7,947,029
(1)	Includes amounts pledged in guarantee of voluntary deposits (Note 12b);
(2)	Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits, and similar benefits;
(3)	Amortization expenses of the rights for acquisition of payrolls and partnerships are disclosed in the expenses on financial operations.

NOTE 16 – STOCKHOLDERS’ EQUITY

a)    Shares

Capital comprises 4,570,936,219 book-entry shares with no par value, of which 2,289,286,475 are common and 2,281,649,744 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 45,000,000 (R$ 45,000,000 at 06/30/2009), of which R$ 31,606,165 (R$ 36,147,186 at 06/30/2009) refers to stockholders domiciled in the country and R$ 13,393,835 (R$ 8,852,814 at 06/30/2009) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	NUMBER
	Common	Preferred	Total	Amount

Shares of capital stock at 12/31/2009 and 06/30/2010	2,289,286,475	2,281,649,744	4,570,936,219
Treasury shares at 12/31/2009 (1)	2,202	43,588,307	43,590,509	(1,031,327)
Disposals – stock option plan	-	(6,575,992)	(6,575,992)	155,589
Treasury shares at 06/30/2010 (1)	2,202	37,012,315	37,014,517	(875,738)
Outstanding shares at 06/30/2010	2,289,284,273	2,244,637,429	4,533,921,702
Outstanding shares at 06/30/2009 (2)	2,289,284,273	2,229,062,675	4,518,346,949
(1)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market;
(2)	For better comparability, outstanding shares in the period of 06/30/2009 were adjusted by the bonus carried out on 08/28/2009.

We detail below the average cost of treasury shares and their market price at 06/30/2010:

Cost/Market value	Common	Preferred
Treasury shares
Average cost	9.65	23.66
Market value	25.80	32.50

b)    Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.012 per share. The value per share will be maintained according to resolution adopted at the A/ESM held on April 24, 2009, so that total amounts monthly paid by the Company to stockholders will be increased by 10%, from October 1, 2009, date the bonus shares are included in the share position.

I -  Calculation

Net income	4,891,890
Adjustments:
(-) Legal reserve	(244,595)
Dividend calculation basis	4,647,295
Mandatory minimum dividends	1,161,824
Dividends paid/provided for	1,923,032	41.4%

II –  Payments/Provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	271,796	-	271,796
Dividends - 5 monthly installments of R$ 0.012 per share paid from February to June 2010	271,796	-	271,796

Provided for (1)	1,933,029	(281,793)	1,651,236
Dividends - 1 monthly installment of R$ 0.012 per share paid from July 1, 2010	54,401	-	54,401
Interest on capital - R$ 0.2465 per share paid on the second half of 2010	1,117,675	(167,651)	950,024
Interest on capital - R$ 0.1678 per share	760,953	(114,142)	646,811

Total from 01/01 to 06/30/2010 - R$ 0.4241 net per share	2,204,825	(281,793)	1,923,032
Total from 01/01 to 06/30/2009 - R$ 0.3380 net per share (2)	1,709,276	(212,115)	1,497,161
(1)	Recorded in Other Liabilities – Social and Statutory.
(2)	For better comparability, outstanding shares in the period ended June 30, 2009 were adjusted by the 10% bonus carried out on August 28, 2009.

c) Capital and revenue reserves

	06/30/2010	06/30/2009
CAPITAL RESERVES	565,460	697,492
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638 (Note 16 f IV)	280,843	412,875
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
REVENUE RESERVES	21,546,227	17,233,453
Legal	2,984,510	2,551,578
Statutory:	18,203,786	12,681,875
Dividends equalization (1)	6,082,584	4,801,270
Working capital increase (2)	4,881,992	3,109,105
Increase in capital of investees (3)	7,239,210	4,771,500
Unrealized profits (4)	357,931	2,000,000
(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment or advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation;
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations;
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees;
(4)	Refers to the excess portion of mandatory minimum dividend in relation to realized portion of net income for 2008, composed of in accordance with article 197 of Brazilian Corporate Law.

d) Reconciliation of net income and stockholders’ equity (Note 2c)

	Net income		Stockholders’ equity
	01/01 to 06/30/2010	01/01 to 06/30/2009	06/30/2010	06/30/2009
ITAÚ UNIBANCO HOLDING	4,891,890	3,940,165	66,383,901	61,800,823
Amortization of goodwill	1,504,915	645,514	(11,309,940)	(14,528,935)
Unrealized income (loss)	2,337	53	-	(2,391)
ITAÚ UNIBANCO HOLDING CONSOLIDATED	6,399,142	4,585,732	55,073,961	47,269,497

e) Minority interest in subsidiaries

	Stockholders’ equity		Results
	06/30/2010	06/30/2009	01/01 to 06/30/2010	01/01 to 06/30/2009
Unibanco Participações Societárias S.A.	1,158,167	1,091,662	(44,982)	(31,501)
Itau Bank, Ltd. (*)	711,167	773,070	-	-
Redecard S.A.	708,570	677,136	(363,421)	(337,801)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	201,726	106,347	(34,632)	(4,729)
Itaú XL Seguros Corporativos S.A. (Note 2a)	-	115,036	(6,773)	(11,100)
Biu Participações S.A.	96,311	-	(12,439)	-
Itaú Gestão de Ativos S.A.	59,142	60,602	894	(782)
Biogeração de Energia S.A.	28,141	28,156	(321)	(2,652)
Investimentos Bemge S.A.	16,924	16,490	(483)	(550)
Três "B" Empreendimentos e Participações Ltda.	-	73,083	-	(5,546)
Other	760,121	180,790	(34,706)	(8,426)
Total	3,740,269	3,122,372	(496,863)	(403,087)
(*)
Represented by redeemable preferred shares - issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a..

f)	Stock option plan

Before the merger, Itaú and Unibanco had stock-option plans. On April 24, 2009, Itaú’s plan was restructured, and a new program was launched for Itaú Unibanco, called “Stock Option Plan”. From then on, no stock option will be granted in the prior programs.

I -	Stock Option Plan – New ITAÚ UNIBANCO HOLDING Plan

This program aims at involving the management members in the medium and long-term corporate development process. The options are personal and not transferable, and entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which is acquired for replacement purposes. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the total number of options to be granted, the eligible beneficiaries, the number granted to each beneficiary, the validity of the option series, and the “vesting” and “blackout” periods for exercising the options. Options may be granted to directors and Board of Directors members (“management members”) of ITAÚ UNIBANCO HOLDING and, in exceptional circumstances, to the management members of controlled companies or outstanding employees of ITAÚ UNIBANCO HOLDING or the aforementioned companies, and upon the hiring of highly qualified individuals.

The exercise price of each series is fixed taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated at the IGP-M until the month prior to the option exercise date. Alternatively, at the Committee’s discretion and by using the performance and leadership evaluation tools, for those directors who have potential for outstanding performance,  the Committee may offer options which exercise price is to be paid through the performance of positive covenants, supported by the beneficiary’s obligation to invest, in ITAÚ UNIBANCO HOLDING’s shares, the amount of 20% of the net interest in profits and results received in relation to prior year, and keep the ownership of these shares unchanged and without any type of liens from the date shares were granted until its exercise.

The 18th series was issued in the period from April 1 to June 30, 2010.

II -	Stock Option Plan – Itaú Plan

Itau’s original plan, also called “Stock Option Plan”, had characteristics similar to the current plan.

The dilution percentage of the current stockholders' interest, in the event all granted options not yet exercised were exercised by the end of the vesting period, would be 0.36% for 2010, 0.20% for 2011, 0.25% for 2012, 0.37% for 2013, and 0.17% for 2014.

The options had the change below, up to June 30, 2010, taking into account the share bonus effects occurred in each period:

II.I - Total Granted Options

				Exercise
		Vesting		price
Granting		period	Exercise	restated	Options
No.	Date	until	period until	(R$1)	Granted	Exercised	Cancelled	Not exercised
Closed series					116,743,136	113,645,206	3,097,930	-
9th	03/10/2003	12/31/2007	12/31/2010	7.97	14,682,250	13,985,250	638,000	59,000
9th	05/02/2005	12/31/2007	12/31/2010	7.97	6,187	-	-	6,187
10th	02/16/2004	12/31/2008	12/31/2011	12.04	13,879,111	11,515,469	784,575	1,579,067
11th	02/21/2005	12/31/2009	12/31/2012	16.95	11,044,550	6,380,145	390,775	4,273,630
11th	08/01/2005	12/31/2009	12/31/2012	16.95	27,500	-	-	27,500
11th	08/06/2007	12/31/2009	12/31/2012	16.95	11,357	-	-	11,357
12th	02/21/2006	12/31/2010	12/31/2013	25.21	11,889,625	2,341,841	247,500	9,300,284
12th	08/06/2007	12/31/2010	12/31/2013	25.21	15,867	-	-	15,867
13th	02/14/2007	12/31/2011	12/31/2014	32.11	10,774,775	1,538,900	58,850	9,177,025
13th	08/06/2007	12/31/2011	12/31/2014	32.11	30,649	-	-	30,649
13th	10/28/2009	12/31/2011	12/31/2014	32.11	45,954	-	-	45,954
14th	02/11/2008	12/31/2012	12/31/2015	37.02	11,637,285	133,100	18,700	11,485,485
14th	05/05/2008	12/31/2012	12/31/2015	37.02	20,625	-	-	20,625
14th	10/28/2009	12/31/2012	12/31/2015	37.02	45,954	-	-	45,954
15th	03/03/2009	12/31/2013	12/31/2016	24.21	17,008,970	229,990	29,370	16,749,610
15th	10/28/2009	12/31/2013	12/31/2016	24.21	45,954	-	-	45,954
16th	08/10/2009	12/31/2010	12/31/2014	28.67	874,167	-	-	874,167
17th	09/23/2009	09/23/2012	12/31/2014	33.12	29,551	-	-	29,551
18th	04/17/2010	12/31/2014	12/31/2017	39.32	6,258,877	-	-	6,258,877
18th	05/11/2010	12/31/2014	12/31/2017	39.32	1,290,289	-	-	1,290,289
				Total	216,362,633	149,769,901	5,265,700	61,327,032

II.II -	Change in stock options

	Number	Price (*)
Balance at 12/31/2009	58,808,831	25.11
Options
. Granted	7,549,166
. Exercised	(5,030,965)
Balance at 06/30/2010	61,327,032	29.06
(*) Weighted average exercise price.

II.III - Exercised options in the period (R$ 1)

Granting	Number of shares	Exercise price (*)	Market value (*)

9th	511,500	7.81	38.32
10th	307,725	11.78	38.53
11th	2,808,570	16.34	38.72
12th	279,100	24.81	36.62
13th	1,043,900	31.41	37.76
15th	80,170	23.80	34.90
Total	5,030,965	18.91	38.29
(*) Weighted average value.

III - Stock Option Plan – Unibanco Plan

This plan, derived from Unibanco, aimed at aligning the commitment of executives with long-term results and reward high performance, in addition to being an instrument to attract, retain and motivate talents, upon the granting of Simple Options. At the Extraordinary Stockholders’ Meeting held in March 2007, stockholders approved the change to the Unibanco Stock Option Plan Rules – Performance, in order to establish the Program for Partners, according to which the executives selected to participate in such program could invest a percentage of their bonus in the acquisition of Own Shares, which should be held by them for a term from 3 to 5 years and would be subject to market fluctuation. Depending on the percentage of the bonus invested for acquisition of Own Shares, a certain number of Bonus Options was received. The exercise periods of these Bonus Options were from 3 to 5 years. The annual granting of Simple and Bonus Options were limited to 1% of authorized capital, and the total of options granted and not exercised was limited to 10% of this capital.

The options had the change below, up to June 30, 2010, taking into account the share bonus effects occurred in each period:

III.I - Total Granted Options – Simple Options

Granting				Exercise period	Options
		Vesting	Exercise period	(R$) adjusted
No.	Date	period	until	(IPCA)	Granted	Exercised	Cancelled	Not exercised
Closed series					17,597,687	11,778,009	5,819,678	-
27th	02/01/2005	02/01/2010	01/31/2011	15.79	5,338,354	4,044,944	1,077,358	216,052
29th	09/19/2005	09/19/2010	09/18/2011	20.03	75,900	50,600	-	25,300
30th	07/04/2006	07/04/2011	07/03/2012	26.43	158,127	52,710	-	105,417
33rd	08/30/2006	08/30/2011	08/29/2012	29.27	63,251	-	-	63,251
34th	03/21/2007	03/21/2012	03/20/2013	33.34	227,703	-	-	227,703
35th	03/22/2007	03/22/2012	03/21/2013	33.30	88,550	-	-	88,550
36th	05/14/2008	05/14/2013	05/13/2014	41.43	75,901	-	-	75,901
TOTAL					23,625,473	15,926,263	6,897,036	802,174

III.II – Change in stock options – Simple Options

	Number	Price (*)
Net balance at 12/31/2009	2,336,660	18.40
Options
Exercised	(1,545,027)
Cancelled	10,541
Net balance at 06/30/2009	802,174	28.00
(*) Weighted average exercise price.

III.III – Exercised options in the period (R$ 1) – Simple Options

Granting	Number of shares	Exercise price (*)	Market value (*)
16th	38,263	7.77	35.94
24th	29,516	12.58	39.55
25th	329,506	6.76	39.51
27th	1,082,382	15.74	36.86
29th	12,650	19.96	37.86
30th	52,710	26.73	33.00
TOTAL	1,545,027	13.97	37.33
(*) Weighted average value.

III.IV – Bonus Options

Granting	Exercise	Options
Date	period until	Granted	Exercised	Cancelled	Not Exercised
Closed series		8,160		8,160	-
09/03/2007	09/03/2012	767,755	43,640	44,058	680,057
02/29/2008	09/03/2012	66,948	-	-	66,948
03/03/2008	03/03/2013	932,078	45,434	46,300	840,344
09/03/2008	09/03/2013	1,105,429	57,495	53,440	994,494
06/03/2009	03/06/2014	1,697,536	133,581	55,029	1,508,926
06/19/2009	03/06/2014	158,891	-	-	158,891
TOTAL		4,736,797	280,150	206,987	4,249,660

III.V – Change in stock options – Bonus Options

Number
Balance at 12/31/2009	4,301,212
Options
Cancelled	(51,552)
Balance at 06/30/2010	4,249,660

IV - Accounting effects arising from Itaú and Unibanco Options

Pursuant to the Plan’s regulation, in the exercise of stock options preferred shares held in treasury were sold. The accounting entries related to the plan are recorded upon the exercise of options, when the amount received for the option exercise price is recognized in Stockholders’ Equity. The effect from January 1 to June 30, 2010 is as follows:

Amount received for the sale of shares – exercised options	116,722
(-) Cost of treasury shares sold	(155,589)
(+) Write-off of cost recognized of exercised options	45,061
Effect on sale (*)	6,194
(*) Recorded in revenue reserves.

The fair value of these programs is calculated through the Binomial method for Simple Options and through the Black Scholes method for Bonus Options.

In the calculation of the program costs the following is considered: number of active executives, number of granted options, number of active options, number of exercised options, expected future option exercise, period between the granting date and vesting period, and projected turnover.

The cost of service recognized in the period from January 1 to June 30, 2010 was R$ 56,134 (R$ 56,210 from January 1 to June 30, 2009), recorded in Personnel Expenses, as a contra entry to Capital Reserve – Granted Options Recognized – Law No. 11,638 (Note 16 c)

NOTE 17 – RELATED PARTIES

a)
Transactions between related parties are disclosed in compliance with CVM Resolution No. 560, of December 11, 2008, and CMN Resolution No. 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•
ITAÚSA, the main parent company of ITAÚ UNIBANCO HOLDING, its controlling companies and non-financial subsidiaries, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•
Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end private pension entities, that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries; and

•
Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, and Associação Clube “A”, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j.

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING				ITAÚ UNIBANCO HOLDING CONSOLIDATED
	ASSETS/ (LIABILITIES)		REVENUE (EXPENSES)		ASSETS/ (LIABILITIES)		REVENUE (EXPENSES)
	06/30/2010	06/30/2009	01/01 to 06/30/2010	01/01 to 06/30/2009	06/30/2010	06/30/2009	01/01 to 06/30/2010	01/01 to 06/30/2009
Interbank investments	10,427,662	7,233,082	398,568	178,053	-	-	-	-
Itaú Unibanco S.A.	10,427,662	7,233,082	398,568	178,053	-	-	-	-
Derivative financial instruments	(2,143)	(1,037)	(880)	444	-	1,964	-	255
Itaú Unibanco S.A.	(2,143)	(1,037)	(880)	444	-	-	-	-
Duratex S.A.	-	-	-	-	-	1,869	-	-
Itautec S.A.	-	-	-	-	-	95	-	255
Negotiation and intermediation of securities	-	-	-	-	-	75,180	-	-
Itaúsa Investimentos S.A.	-	-	-	-	-	74,331	-	-
Duratex S.A.	-	-	-	-	-	849	-	-
Interbank deposits	(3,177,246)	(861,937)	(103,022)	(32,369)	-	-	-	-
Itaú Unibanco S.A.	(3,177,246)	(861,937)	(103,022)	(32,369)	-	-	-	-
Itautec S.A.	-	-	-	-	-	-	-	-
ITH Zux Cayman Company Ltd.	-	-	-	-	-	-	-	-
Itaúsa Empreendimentos S.A.	-	-	-	-	-	-	-	-
Repurchase agreements	-	-	-	-	(68,354)	(144,127)	(1,711)	(14,423)
Itaúsa Empreendimentos S.A.	-	-	-	-	(49,883)	(46,570)	(1,109)	(2,414)
Duratex S.A.	-	-	-	-	(5,588)	(75,653)	-	(2,051)
Elekeiroz S.A.	-	-	-	-	(12,631)	(10,880)	(602)	(9,115)
Itautec S.A.	-	-	-	-	-	(10,006)	-	(821)
Other	-	-	-	-	(252)	(1,018)	-	(22)
Amounts receivable from (payable to) related companies	(352)	6,923	16	-	(59,174)	(151,452)	135,790	(74,608)
Itaú Unibanco S.A.	-	7,272	16	-	-	-	-	-
Itaú Corretora de Valores S. A.	(352)	(349)	-	-	-	-	-	-
Fundação Itaubanco					1,086	484	-	-
Caixa de Prev.dos Func. do Banco Beg - PREBEG	-	-	-	-	(11,407)	(12,882)	-	-
UBB Prev Previdência Complementar	-	-	-	-	(15,267)	(13,988)	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	-	-	-	-	(83,748)	(81,021)	-	-
Fundação BEMGEPREV	-	-	-	-	(13,271)	7	-	-
FUNBEP - Fundo de Pensão Multipatrocinado					199	149	-	-
Itaúsa Investimentos S.A.	-	-	-	-	63,234	(44,201)	135,790	(74,608)
Service revenue	-	-	-	-	-	-	10,713	8,261
Fundação Itaubanco	-	-	-	-	-	-	6,207	4,591
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	-	-	1,309	1,248
UBB Prev Previdência Complementar	-	-	-	-	-	-	2,042	1,486
Other	-	-	-	-	-	-	1,155	936
Rent revenues/(expenses)	-	-	-	-	-	-	(15,249)	(15,639)
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	-	-	(3,211)	(3,267)
Fundação Itaubanco	-	-	-	-	-	-	(11,658)	(12,022)
Other	-	-	-	-	-	-	(380)	(350)
Donation expenses	-	-	-	-	-	-	(21,025)	(22,709)
Instituto Itaú Cultural	-	-	-	-	-	-	(20,917)	(21,560)
Fundação Itaú Social	-	-	-	-	-	-	(108)	(241)
Instituto Unibanco de Cinema	-	-	-	-	-	-	-	(608)
Associação Clube "A"	-	-	-	-	-	-	-	(300)
Data processing expenses	-	-	-	-	-	-	(135,744)	(258,788)
Itautec S.A.	-	-	-	-	-	-	(135,744)	(258,788)
In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for Apportionment of Common Costs of the Itaú Unibanco group, recorded in Other Administrative Expenses, the amount of R$ 8,591 (R$ 5,496 from 01/01 to 06/30/2009) in view of the use of the common structure.

b)	Compensation of the Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING management members are as follows:

	06/30/2010	06/30/2009
Compensation	125,134	157,606
Board of Directors	1,659	9,113
Management members	123,475	148,493
Profit sharing	116,347	112,328
Board of Directors	2,500	2,064
Management members	113,847	110,264
Contributions to pension plans	1,520	13,935
Board of Directors	376	756
Management members	1,144	13,179
Stock option plan – Management members	56,134	56,210
Total	299,135	340,079

Information related to the granting of stock option plan, benefits to employees and post-employment are detailed in Note 16f IV, 19a and 19b, respectively.

NOTE 18 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

	BOOK VALUE		MARKET		Unrealized income (loss) (3)
					Results		Stockholders’ equity
	06/30/2010	06/30/2009	06/30/2010	06/30/2009	06/30/2010	06/30/2009	06/30/2010	06/30/2009
Interbank deposits	13,312,762	19,803,871	13,330,468	19,852,221	17,706	48,350	17,706	48,350
Securities and derivative financial instruments	128,824,584	124,744,737	129,366,695	125,086,614	1,094,543	999,980	542,111	341,877
Adjustment of available-for-sale securities					538,074	640,241	-	-
Adjustment of held-to-maturity securities					556,469	359,739	542,111	341,877
Loan, lease and other credit operations	240,598,812	211,575,571	240,963,256	211,428,608	364,444	(146,963)	364,444	(146,963)
Investments
BM&FBovespa	58,107	74,558	522,242	705,893	464,135	631,335	464,135	631,335
BPI	726,934	907,827	573,225	846,987	(153,709)	(60,840)	(153,709)	(60,840)
Cetip S.A.	34,682	-	313,547	-	278,865	-	278,865	-
Redecard S.A.	1,528,395	1,214,833	8,580,377	10,145,033	7,051,982	8,930,200	7,051,982	8,930,200
Serasa S.A.	251,118	161,224	641,753	521,995	390,635	360,771	390,635	360,771
Parent company	166,128	106,658	556,763	467,429	390,635	360,771	390,635	360,771
Minority stockholders (1)	84,990	54,566	84,990	54,566	-	-	-	-
Fundings and borrowings (2)	143,632,208	158,618,899	143,662,308	158,630,048	(30,100)	(11,149)	(30,100)	(11,149)
Securitization of foreign payment orders	-	697,461	-	683,457	-	14,004	-	14,004
Subordinated debt (Note 10f)	28,966,446	23,270,744	29,219,997	23,609,550	(253,551)	(338,806)	(253,551)	(338,806)
Treasury shares	875,738	1,241,245	1,202,957	1,486,820	-	-	327,219	245,575
Total unrealized					9,224,950	10,426,882	8,999,737	10,014,354
(1) The investment held by minority stockholders does not affect the result of ITAÚ UNIBANCO HOLDING;
(2) Funding is represented by interbank and time deposits and funds from acceptance and issuance of securities;
(3) It does not consider the corresponding tax effects.

To obtain the market values for these financial instruments, the following criteria were adopted:

•
Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&F at the balance sheet date, for floating-rate securities;

•
Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Open Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•
Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts);

•	Investments - in BPI, Redecard S.A., BM&FBovespa and Visa Inc. are determined based on stock market quotations, and in Serasa S.A. are determined based on the last transaction prices;

•
Time and interbank deposits and funds from acceptance and issuance of securities and foreign borrowings through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&F on the balance sheet date;

•
Securitization of foreign payment orders, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

•
Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places;

•
Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

NOTE 19 – BENEFITS TO EMPLOYEES

Under the terms of CVM Resolution No. 371, dated December 13, 2000, we present the policies adopted by ITAÚ UNIBANCO HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a)	Supplementary retirement benefits

ITAÚ UNIBANCO HOLDING and its subsidiary companies sponsor the following supplementary retirement plans:

Entity	Benefit Plan
Fundação Itaubanco
Supplementary retirement plan - PAC (1)
Franprev benefit plan- PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan- PSI (2)
Itaubanco Defined Contribution Plan (3) (4)

Fundação Bemgeprev	Supplementary Retirement plan - Flexible Premium Annuity (1)

Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1) Funbep II Benefit Plan (2)

Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)

Itaú Fundo Multipatrocinado	Itaú Defined Benefit Plan (1) Itaú Defined Contribution Plan (2)

Múltipla - Multiempresas de Previdência Complementar	Redecard Basic Retirement Plan (1) Redecard Supplementary Retirement Plan (2)

Itaubank Sociedade de Previdência Privada	Itaubank Retirement Plan (3)

UBB-PREV - Previdência Complementar	Unibanco Retirement Plan (3) Basic Plan (1)
IJMS Plan (1)
Fundação Banorte Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)
 (1) Defined benefit plan;
 (2) Variable contribution plan;
 (3) Defined contribution plan;

 (4) The Itaubanco Defined Contribution Plan was set up as a result of the partial spin-off of the Supplementary retirement plan - PAC, and is being offered to former participants of the latter, including former employees still contributing to the plan and those employees who have opted for this plan, or when this option is presumed in view of the deferred proportional benefit, which is not receiving supplementary retirement by the PAC. Those participants who have not joined the Itaubanco Defined Contribution Plan, as well as those contributing to the PAC, will remain in this latter, without any continuity, and will have their vested rights guaranteed.  As set forth in the Itaubanco Defined Contribution Plan regulation, the transaction and novation period ended on May 8, 2010. Accordingly, the effects arising from the partial spin-off of the PAC are presented in Note 19d.

The basic purpose of the defined benefit and variable contribution plans is to grant a benefit that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. In case of defined contribution plan, the benefit is calculated based on the accumulated balance at the eligibility date, according to the plan’s regulation, which does not require actuarial calculation.

All of these plans are closed to new participants. As regards the new employees hired after the closing, they have the option to participate in a defined contribution plan (PGBL) managed by Itaú Vida e Previdência S.A.

During the period, the contributions made totaled R$ 34,577 (R$ 21,547 from January 1 to June 30, 2009). The contribution rate increases based on the beneficiary’s salary.

b)	Post-employment benefits

ITAÚ UNIBANCO HOLDING subsidiaries do not offer other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ UNIBANCO, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the period, the contributions made totaled R$ 2,792 (R$ 2,933 from January 1 to June 30, 2009). The contribution rate increases based on the beneficiary’s age.

c)	Net amount of assets and actuarial liabilities of the benefit plans

The net assets and actuarial liabilities, which consider the actuarial obligations, calculated in conformity with the criteria established by CVM Resolution No. 371 of December 31, 2000, are summarized below:

	06/30/2010 (1)	06/30/2009

Net assets of the plans	10,021,003	13,314,247
Actuarial liabilities	(9,004,328)	(11,796,801)
Surplus (2)	1,016,675	1,517,446
(1) Includes the effects of the partial spin-off of PAC (Note 19 a);
(2) According to paragraph 49g of the attachment to CVM Resolution No. 371 of December 13, 2000, the net asset was not recognized.

In addition to the reserves recorded by the plans, the sponsors record provisions in the amount of R$ 135,098 (R$ 121,510 at June 30, 2009) (Note 13c) to cover possible insufficient actuarial liabilities.

d)   Change in net assets, actuarial liabilities, and surplus

	01/01 to 06/30/2010			01/01 to 06/30/2009
	Assets	Actuarial liabilities	Surplus	ASSETS	Actuarial liabilities	Surplus
Present value – beginning of the period	14,536,891	(12,090,146)	2,446,745	12,775,978	(11,223,791)	1,552,187
Adjustments in the period (1)	-	-	-	-	(127,661)	(127,661)
Effects of the partial spin-off of PAC (3);	(5,143,981)	3,576,321	(1,567,660)	-	-	-
Inclusion of Itaú Defined Benefit Plan (Credicard Itaú/Orbitall)	130,671	(123,330)	7,341	-	-	-
Expected return on assets / Cost Current service + Interest	764,211	(642,325)	121,886	771,789	(711,828)	59,961
Benefits paid	(275,152)	275,152	-	(266,479)	266,479	-
Contributions of sponsors/participants	29,705	-	29,705	52,433	-	52,433
Gains /(losses) in the period (2)	(21,342)	-	(21,342)	(19,474)	-	(19,474)
Present value – end of the period	10,021,003	(9,004,328)	1,016,675	13,314,247	(11,796,801)	1,517,446
(1)	Effect corresponding to the reclassification of the option of former employees;
(2)	Losses in assets correspond to the actual earnings obtained below the expected return rate of assets.
(3)
Arising from the partial spin-off of PAC, with the resulting set-up of Itaubanco Defined Contribution Plan, according to Note 19a. Under Itaubanco Defined Contribution Plan, a Pension Fund was set up in the amount of R$ 1,483,000 to ensure the maintenance of future contributions to participants of that plan.

e)	Main assumptions used in actuarial valuation

	Itaú Unibanco Holding	Redecard
Discount rate	10.24% p.a.	11.45% p.a.
Expected return rate on assets	12,32 % p.a.	12.92 % p.a.
Mortality table (1)	AT-2000	AT-2000
Turnover (2)	Itaú Exp. 2003/2004	Exp. Towers Watson
Future salary growth	7.12 % p.a.	6.50 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.50 % p.a.
Inflation	4.00 % p.a.	4.50 % p.a.
Actuarial method	Projected Unit Credit (3)	Projected Unit Credit (3)
(1)
The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables;

(2)	The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING, resulting in the average of 1.2 % p.a. based on the 2003/2004 experience;
(3)
Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

NOTE 20 – INFORMATION ON FOREIGN SUBSIDIARIES

	Foreign branches (1)		Itaú Argentina Consolidated (2)		Itaú Europa Consolidated (3)		Cayman Consolidated (4)		Chile Consolidated (5)		Uruguay Consolidated (6)		Paraguay (7)		Other foreign companies (8)		Foreign consolidated (9)
	06/30/2010	06/30/2009	06/30/2010	06/30/2009	06/30/2010	06/30/2009	06/30/2010	06/30/2009	06/30/2010	06/30/2009	06/30/2010	06/30/2009	06/30/2010	06/30/2009	06/30/2010	06/30/2009	06/30/2010	06/30/2009
Assets
Current assets and long-term receivables
Cash and cash equivalents	1,539,904	891,026	99,597	108,182	1,559,726	1,479,215	3,472,983	2,372,298	450,849	450,867	457,163	426,789	181,243	197,373	866,169	332,881	5,300,966	4,171,400
Interbank investments	5,518,095	13,511,494	171,786	304,029	2,585,893	3,848,099	4,597,858	5,920,708	74,736	13,335	603,569	447,347	114,979	210,292	-	22,897	7,070,436	17,483,531
Securities	18,071,555	19,911,233	201,140	312,168	1,387,600	1,222,942	4,712,516	3,581,663	1,568,605	2,146,762	765,049	473,005	368,901	295,340	2,120	117,116	24,585,015	25,342,382
Loan, lease and other credit operations	23,825,357	9,425,676	1,354,480	1,147,078	5,199,406	5,777,355	276,524	370,988	7,738,026	7,826,087	1,206,232	1,117,676	1,107,095	763,643	19,163	-	40,632,755	26,305,069
Foreign exchange portfolio	15,789,907	1,319,266	73,217	81,079	5,759,870	13,128,453	562,791	551,697	579,028	189,964	39,789	21,097	49,046	28,983	-	412,601	16,860,285	14,898,994
Other assets	767,739	517,409	372,861	276,997	175,411	310,352	869,618	706,684	342,974	477,446	392,270	595,967	349,962	342,364	111,955	58,251	3,379,946	3,240,787
Permanent assets
Investments	-	-	2,068	2,166	372,949	468,374	40,333	42,322	1,009	1,075	361	326	782	540	381,032	865,307	733,585	917,553
BPI	-	-	-	-	370,736	462,992	-	-	-	-	-	-	-	-	356,197	444,835	726,933	907,827
Other investments	-	-	2,068	2,166	2,213	5,382	40,333	42,322	1,009	1,075	361	326	782	540	24,835	420,472	6,652	9,726
Fixed and intangible assets	24,951	31,123	59,877	56,992	197,991	240,575	1,491	227	183,708	164,877	19,976	23,507	16,136	16,000	22,225	4,801	526,403	538,169
Total	65,537,508	45,607,227	2,335,026	2,288,691	17,238,846	26,475,365	14,534,114	13,546,587	10,938,935	11,270,413	3,484,409	3,105,714	2,188,144	1,854,535	1,402,664	1,813,854	99,089,391	92,897,885
Liabilities
Current and long-term liabilities
Deposits	21,140,788	14,778,153	1,792,613	1,556,992	7,295,520	8,146,365	1,637,165	3,252,990	7,280,394	7,209,930	2,719,046	2,434,175	1,720,352	1,513,676	5	52,589	33,093,430	30,137,261
Demand deposits	6,097,634	3,301,026	447,792	419,403	2,886,952	2,945,931	1,198,859	1,448,264	1,405,683	1,131,786	1,462,183	1,203,454	595,601	477,827	-	-	9,312,369	8,262,544
Savings deposits	-	-	460,635	392,835	-	-	-	-	-	-	854,899	802,062	788,005	680,361	-	-	2,103,540	1,875,259
Interbank deposits	2,734,387	1,090,422	52,683	15,942	2,146,102	1,562,910	222,892	433,145	12	13	20,706	9,656	79,485	95,460	-	-	1,049,051	1,037,188
Time deposits	12,308,767	10,386,705	831,503	728,812	2,262,466	3,637,524	215,414	1,371,581	5,874,699	6,078,131	381,258	419,003	257,261	260,028	5	52,589	20,628,470	18,962,270
Deposits received under securities repurchase agreements	3,949,102	3,432,983	66,204	224,725	-	-	869,641	1,381,096	218,412	207,962	-	-	-	-	-		4,427,263	3,742,838
Funds from acceptances and issuance of securities	1,132,460	2,421,157	-	-	1,714,162	1,838,452	2,555,866	2,071,855	312,559	438,309	-	-	-	-	-		5,711,954	6,727,120
Borrowings	7,864,850	10,179,387	34,732	10,742	618,655	1,250,081	64,843	5	664,790	1,088,951	3,202	15,007	24,159	3,990	35,736	7,754	9,274,746	12,401,406
Derivative financial instruments	1,297,685	1,133,566	427	801	181,189	174,175	1,082,961	774,757	71,602	437,338	311	-	-	-	-	-	1,408,094	1,365,996
Foreign exchange portfolio	15,788,035	1,338,142	72,763	81,084	5,767,561	13,103,812	558,915	552,649	575,245	139,198	38,445	20,709	49,138	28,809	-	415,141	16,856,739	14,845,399
Other liabilities	4,549,366	2,946,222	209,998	214,950	270,430	169,898	863,577	1,010,241	389,003	331,267	408,736	336,195	102,044	106,305	74,147	51,829	6,789,475	5,057,706
Deferred income	4,505	2,713	-	-	11,888	14,844	292	460	178	232	-	-	108	39	3,221		20,193	18,287
Minority interest in subsidiaries	-	-	821	852	37	151	30	-	121	118	-	(16)	-	-	9	11	269	292
Stockholders’ equity
Capital and reserves	9,146,546	8,873,922	161,480	187,379	1,321,057	1,778,843	6,957,232	4,477,733	1,347,574	1,342,478	271,489	291,574	245,483	159,165	1,316,062	1,277,697	20,703,465	17,929,145
Result for the period	664,171	500,982	(4,012)	11,166	58,347	(1,256)	(56,408)	24,801	79,057	74,630	43,180	8,070	46,860	42,551	(26,516)	8,833	803,763	672,435
Total	65,537,508	45,607,227	2,335,026	2,288,691	17,238,846	26,475,365	14,534,114	13,546,587	10,938,935	11,270,413	3,484,409	3,105,714	2,188,144	1,854,535	1,402,664	1,813,854	99,089,391	92,897,885
Statement of Income
Income from financial operations	825,867	1,268,854	123,510	155,795	72,013	351,534	26,052	141,424	335,383	358,957	92,569	49,435	84,376	83,726	(64,354)	7,221	1,460,650	2,186,807
Expenses on financial operations	(151,484)	(679,222)	(35,204)	(45,659)	(7,635)	(284,505)	(65,860)	(123,253)	(105,475)	(116,958)	(5,134)	(6,728)	(15,605)	(17,820)	(1,000)	(1,216)	(360,277)	(1,221,408)
Result of allowance for loan losses	(4,918)	(67,255)	(9,434)	(14,805)	13,799	(6,207)	-	-	(63,622)	(84,237)	(8,719)	(2,832)	(4,241)	(7,585)	(19,163)	-	(96,297)	(182,921)
Gross income from financial operations	669,465	522,377	78,872	95,331	78,177	60,822	(39,808)	18,171	166,286	157,762	78,716	39,875	64,530	58,321	(84,517)	6,005	1,004,076	782,478
Other operating revenues/expenses	(4,837)	4,422	(89,778)	(71,206)	1,563	(44,267)	(16,024)	14,949	(69,839)	(68,233)	(19,997)	(31,183)	(13,107)	(12,282)	74,099	9,890	(131,324)	(19,067)
Operating income	664,628	526,799	(10,906)	24,125	79,740	16,555	(55,832)	33,120	96,447	89,529	58,719	8,692	51,423	46,039	(10,418)	15,895	872,752	763,411
Non-operating income	(454)	2,163	7,032	526	(93)	(456)	-	149	(380)	(603)	(12)	5,803	1,231	1,016	(98)	(215)	7,225	8,295
Income before taxes on income and profit sharing	664,174	528,962	(3,874)	24,651	79,647	16,099	(55,832)	33,269	96,067	88,926	58,707	14,495	52,654	47,055	(10,516)	15,680	879,977	771,706
Income tax	(3)	(27,980)	-	(9,662)	(21,299)	(14,114)	-	(762)	(17,002)	(14,288)	(15,527)	(6,425)	(5,794)	(4,504)	(16,001)	(3,672)	(75,626)	(81,405)
Statutory participation in income	-	-	-	(3,732)	-	(3,240)	(575)	(7,706)	-	-	-	-	-	-	-	(3,175)	(575)	(17,856)
Minority interest in subsidiaries	-	-	(138)	(91)	(1)	(1)	(1)	-	(8)	(8)	-	-	-	-	1	-	(13)	(10)
Net income (loss)	664,171	500,982	(4,012)	11,166	58,347	(1,256)	(56,408)	24,801	79,057	74,630	43,180	8,070	46,860	42,551	(26,516)	8,833	803,763	672,435
(1)
Itaú Unibanco S.A. - Grand Cayman, New York, Tokyo and Nassau Branches, Banco Itaú-BBA S.A. - Nassau Branch, Banco Itaú-BBA S.A. - Uruguay Branch, Itaú Unibanco Holding S.A. - Grand Cayman Branch and Unibanco Grand Cayman Branch;

(2)	Banco Itaú Argentina S.A,Itaú Asset Management S.A.Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Financieros S.A. and Itaú Sociedad de Bolsa S.A.
(3)
BIEL Holdings AG, IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Itaú Europa Luxembourg Advisory Holding Company S.A.,Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A.,Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., BIE Cayman, Ltd., Banco Itaú Europa International, Bie Bank & Trust Bahamas Ltd.,  Itaú Europa Securities Inc., Itaú Madeira Investimentos, SGPS, Ltda, BIE Directors, Ltd, BIE Nominees, Lda,  Fin Trade,  apenas em 30/06/2010, Kennedy Director International Services S.A., Federal Director International Services, S.A., Bay State Corporation Limited e Cape Ann Corporation Limited; e apenas em 30/06/2009, Unibanco - União de Bancos Brasileiros (Luxembourg) S.A., Brazcomp Limited, Banco Itaú Europa Fund Management Company, S.A and BIEL Fund Management Company S.A. , ;

(4)
BFB Overseas N.V., BFB Overseas Cayman, Ltd., Itau Bank Ltd., ITB Holding Ltd., Jasper International Investiment LLC, Unibanco Cayman Bank Ltd., Unicorp Bank & Trust Ltd., Unibanco Securities, Inc,   UBB Holding Company, Inc., Uni-Investments Inter. Corp., Unipart Partic. Internac. Ltd., Rosefield Finance Ltd. and only at 06/30/2010, UBT Finance S.A.;

(5)
Itaú Chile Holdings, Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Itaú Chile Securitizadora S.A., Recuperadora de Créditos Ltda and Itaú Chile Compañia de Seguros de Vida S.A.;

(6)	ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A, and Unión Capital AFAP S.A;
(7)	Interbanco S.A;
(8)
Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., Zux Cayman Company Ltd., Zux SGPS, Lda., Agate SARL, Topaz Holding Ltd., Itaú USA Inc, Itaú International Investment LLC,  Albarus S.A., Banco Del Paraná S.A., Amethyst Holding Ltd., Garnet Corporation, Itaú International Holding Limited (new name of Itaú Securities Holding), Spinel Corporation, Tanzanite Corporation, Mundostar S.A., Karen International Ltd.,  Nevada Woods S.A., Itaú Asia Securities Ltd., Líbero Trading International Ltd., IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaú USA Securities, Inc., Itaú Middle East Securities Limited, Unipart B2B Investments, S.L., Tarjetas Unisoluciones S. A. de Capital Variable,  Proserv - Promociones Y Servicios S.A. de C. V., only at 06/30/2010, Itau UK Securities Ltd and Itaú Japan Asset Management Ltd and only at 06/30/2009, Peroba Ltd;

(9)	Foreign consolidated information presents balances net of eliminations from consolidation.

NOTE 21 – RISK MANAGEMENT

Risk management is considered an essential tool for optimizing the use of capital and selecting the best business opportunities, in order to obtain the best risk and return ratio for its stockholders, being performed by ITAÚ UNIBANCO HOLDING through its Management Committees. The risk appetite management is centralized in one of these committees, being responsible for releasing general policies and the consolidated risk assessment, whereas the operational management is carried out by committees specific to each type of risk that establish parameters to be followed by the business areas, which in turn are monitored independently by the control area.

This process is continuous, permanently reviewed and supports the Group’s strategies.

Further details on the risk control process can be found on the website (www.itau-unibanco.com.br/ri), in the following route: Corporate Governance/Risk Management.

I -	Market Risk

Possibility of incurring losses arising from the variation in the market values of positions held by a financial institution, as well as from its financial margin, including risks of transactions subject to foreign exchange and interest rates, and share and commodities prices.

The risk control process starts with the setting of limits, approved by the Management Committee responsible for the market risk management, based on the risk appetite and financial capacity of each main unit. The market risk is controlled by the centralized risk control area, which carries out daily measurement, assessment and report activities by way of control units set in the Legal Entities.

Additionally, it carries out the consolidated monitoring, assessment and report of market risk information, aiming at providing input for the Management Committee’s follow-up and compliance with the Brazilian regulatory body.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement processes at ITAÚ UNIBANCO HOLDING.

Value at Risk (VaR)

The risk assessment process quantifies the exposure to and the appetite for risk using the risk limits based on statistical criteria (VaR Statistical: level of confidence at 99% - is a statistical measure that estimates the expected maximum potential economic loss under regular market conditions, taking into consideration the time period and confidence level), Stress simulations (Var Stress – is a measure that estimates the loss under extreme market conditions based on stress scenarios) and allocated economic capital.

The transactions of commercial bank activities and strategic positions are managed using assessments of economic risk and simulations of accounting exposures. Directional trading operations (operations aimed at finding the best market options, in order to take advantage of imperfections in the definition of prices and rates, in relation to the company's expectations), performed by proprietary desks, are mainly controlled by VaR Stress, VaR Statistical measures and loss prevention limits.

The limits and exposure to market risks are relatively low as compared to the company’s stockholders’ equity, according to the diversified management of risks. In June 2010 the Total VaR Global of ITAÚ UNIBANCO HOLDING was R$ 86.2 million (R$ 76.5 million in March 2010).

Susceptibility of portfolio in relation to market risk factors

In compliance with CVM Instruction No. 475 of December 17, 2008, Itaú Unibanco Holding carried out a sensitivity analysis by market risk factors considered relevant to which the group was exposed (Note 7j). Each market risk factor was subject to a sensitivity level, with shock applications in approximately 25% (scenario II) and approximately 50% (scenario III), and the biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING exposure in derivatives under exceptional scenarios.

In accordance with the operations classification criteria set forth in BACEN Resolution No. 3,464/07 and Circular No. 3,354/07 and in the New Capital Accord – Basel II, the analysis was fully applied to the trading and banking portfolios, which exposures will have significant impacts on the company’s current result.

The outcome of the sensitivity analysis, with correlation effects among the risk factors in the trading portfolio and net of tax effects, points out to a mark-to-market sensitivity of R$ 218 million and R$ 436 million for those scenarios with variations of 25% and 50%, respectively. In the consolidated portfolio (trading + banking), sensitivity is R$ 313 million and R$ 625 million for those scenarios with variations of 25% and 50%, respectively.

The sensitivity analyses shown in this report do not predict the dynamics of the operation of the risk and treasury areas, because once loss related to positions is found, risk mitigating measures are quickly taken, minimizing the possibility of significant losses.
The method, parameters and assumptions are in the Management Discussion and Analysis Report (www.itau-unibanco.com.br/ri).

ITAÚ UNIBANCO HOLDING’s Market Risk Management Policy, based on BACEN’s guidelines and the Basel Committee’s concepts, is a set of principles that drive its strategy towards control and management of market risk of all Business Units and Legal Entities of the Group. It is on the website (www.itau-unibanco.com.br/ri) in the route: Corporate Governance/Regulations and Policies/Operational Risk Management Policy.

II – Credit Risk

Possibility of incurring losses in connection with the breach by the borrower or counterparty of the respective agreed-upon financial obligations, devaluation of loan agreement due to downgrading of the borrower’s risk rating, reduction in gains or compensation, advantages given upon renegotiation and recovery costs.

ITAÚ UNIBANCO HOLDING’s management is performed with the objective of maximizing the risk and return ratio of its assets, maintaining the credit portfolio quality at levels appropriate to the market segments in which it is operating. The strategy is aimed at creating value to its stockholders at levels higher than the minimum return value adjusted to risk.

ITAÚ UNIBANCO HOLDING establishes its credit policy based on internal factors, such as the client rating criteria and the portfolio development analysis, the registered default levels, the incurred return rates, the portfolio quality and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, consumption increase/decrease.

ITAÚ UNIBANCO HOLDING’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions and optimization of business opportunities. In retail, decisions are made based on scoring models that are continuously followed up by evaluating the result of their application in groups to which credits were granted. In wholesale, the several committees are subordinated to the Management Committee responsible for the credit risk management through a structure of approval levels that ensures the detailed observation of transaction risk, as well as the necessary timing and flexibility of its approval.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING determines a provision level commensurate with the risk incurred in each operation through analyses that consider the aspects which determine the client’s credit risk. For each operation, the assessment and rating of the client/economic group, the operation rating, and status of the operation default are taken into account.

Additionally, ITAÚ UNIBANCO HOLDING recognizes a provision to cover possible additional losses that may arise due to any reversal of the economic cycle. This provision is usually quantified based on the historic behavior of credit portfolios in economic crisis situations (Note 8c).

The set of exposures, probabilities of default and the expected recovery of transactions are included in a capital model that calculates for extreme situations the Group’s capital requirement at a safety level of 99.99%.

III – Operational risk

Possibility of incurring losses arising from failure, deficiency or inadequacy of internal processes, personnel and systems, or external events. Includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution.

The increasing sophistication of banking business environment and the development of technology make the risk profiles of organizations more complex, clearly outlining this risk class, which management is not a new practice, but requires now a specific structure, different from those traditionally adopted for credit and market risks.

In line with the principles of CMN Resolution No. 3,380, of June 29, 2006, ITAÚ UNIBANCO HOLDING formulated a policy on operational risk management, approved by its Audit Committee and ratified by its Board of Directors, to be followed by its local and foreign subsidiaries.

The policy comprises a set of principles, procedures and tools to enable the company to make permanent adjustments to management in view of the nature and complexity of products, services, activities, processes and systems.

The structure formalized in this policy establishes procedures for the identification, assessment, monitoring, control, mitigation and communications related to operational risks, and the roles and responsibilities of the bodies that participate in this structure.

The Central Bank of Brazil's legislation compelling financial institutions to allocate capital for operational risk came into effect as from July 1, 2008. ITAÚ UNIBANCO HOLDING opted for the use of the Alternative Standardized Approach.

In addition to regulatory capital, ITAÚ UNIBANCO HOLDING already used the managerial model of economic assessment by business line with the quantification of operational risks incurred through statistical models that enables the recognition of a provision for expected losses and capital allocation for unexpected losses (VaR at a confidence level of 99.9%).

The description of the structure for the operational risk management is available on the website (www.itau-unibanco.com.br/ri), in the route: Corporate Governance/Regulations and Policies/Operational Risk Management Policy.

IV – Liquidity Risk

Possibility of occurring imbalances between tradable assets and falling due liabilities - "mismatching" between payments and receipts - which may affect the institution’s payment capacity, taking into consideration the different currencies and payment terms and their rights and obligations.

For managing cash liquidity in local and foreign currency, the company makes assumptions about future disbursements and receipts, based on statistical and economic and financial models, daily monitored by the control and liquidity management areas. As part of the daily controls, limits for minimum cash and liabilities concentration are established to anticipate actions to ensure comfortable and profitable cash levels.

V - Subscription Risk

Risk arising from an adverse economic situation, which is contrary to the insurance company’s expectations when it establishes its subscription policy, and uncertainties existing in the estimate of reserves.

Analogous to Basel II, the International Association of Insurance Supervisors (IAIS) instructs that insurance companies should have a risk management system to supplement the system of minimum capital and solvency margin.

ITAÚ UNIBANCO HOLDING has been using models for managing its insurance operations since 2006 and anticipated the capital allocation legislation, SUSEP Resolution No. 178, which privileges institutions to adopt the internal models of risk management. The comprehensiveness of internal models goes beyond the lines set forth by the regulatory body, and practically includes the whole universe of insurance-related products.

NOTE 22 – ADDITIONAL INFORMATION

a)
Insurance policy - ITAÚ UNIBANCO HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee its valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – the balances in Reais linked to foreign currency were:

	06/30/2010	06/30/2009
Permanent foreign investments	21,507,228	18,601,580
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(38,991,747)	(30,802,069)
Net foreign exchange position	(17,484,519)	(12,200,489)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c)
Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	06/30/2010	06/30/2009	06/30/2010	06/30/2009	06/30/2010	06/30/2009
Investment funds	262,227,652	245,483,125	262,227,652	245,483,125	1,776	1,696
Fixed income	240,765,502	219,724,068	240,765,502	219,724,068	1,480	1,392
Shares	21,462,150	25,759,057	21,462,150	25,759,057	296	304
Managed portfolios	137,417,081	121,029,833	82,461,075	59,125,687	16,764	10,608
Customers	75,159,247	65,160,763	67,965,201	46,154,020	16,684	10,532
Itaú Group	62,257,834	55,869,070	14,495,874	12,971,667	80	76
TOTAL	399,644,733	366,512,957	344,688,727	304,608,811	18,540	12,304
(*)	It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Funds of consortia

	06/30/2010	06/30/2009
Monthly estimate of installments receivable from participants	45,493	35,525
Group liabilities by installments	2,808,021	2,116,784
Participants – assets to be delivered	2,612,324	2,026,401
Funds available for participants	305,945	255,155
(In units)
Number of managed groups	656	663
Number of current participants	140,107	115,649
Number of assets to be delivered to participants	83,681	64,754

e)
Fundação Itaú Social - ITAÚ UNIBANCO HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Itaú Social Program”; and 3) providing food and other similar benefits to the employees of ITAÚ UNIBANCO HOLDING and other companies of the group.

Donations made by the consolidated companies totaled R$ 108 (R$ 241 at June 30, 2009) in the period, and the Foundation’s social net assets totaled R$ 508,464 (R$ 484,092 at June 30, 2009). The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)
Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated the amount of R$ 20,917 (R$ 21,560 from January 1 to June 30, 2009).

g)
Instituto Unibanco - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco, an institution whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementarily, through the civil society’s institutions.

h)
Instituto Unibanco de Cinema  - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen art films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil. During the period from January 1 to June 30, 2010, the consolidated companies did not make any donation (R$ 608 from January 1 to June 30, 2009).

i)
Associação Clube “A” - ITAÚ UNIBANCO HOLDING and is subsidiaries sponsor Associação Clube “A”, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to June 30, 2010, the consolidated companies did not make any donation (R$ 300 from January 1 to June 30, 2009).

j)
Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is the provision of social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)	Exclusions of nonrecurring effects net of tax effects

	ITAÚ UNIBANCO HOLDING		ITAÚ UNIBANCO HOLDING CONSOLIDATED
	01/01 to 06/30/2010	01/01 to 06/30/2009	01/01 to 06/30/2010	01/01 to 06/30/2009
Sale of investments	-	211,652	-	211,652
Program for Settlement or Installment Payment of Federal Taxes - Law No. 11,941/09 (Note 12d)	144,712	-	144,712	-
Provision for contingencies – economic plans	(211,200)	(109,819)	(211,200)	(109,819)
Amortization of goodwill (*)	-	-	-	(506,483)
Total	(66,488)	101,833	(66,488)	(404,650)
(*) From 01/01 to 06/30/2009, refers basically to REDECARD operation.

l)
Reclassifications for comparison purposes – The Company reclassified the balances as of June 30, 2009, for financial statements comparisons purposes, in view of the regrouping of the following headings: In the Balance Sheet, the reclassification of Other Liabilities – Tax and Social Securities to Sundry. In Statement of Income, the reclassification of Profit Sharing to Personnel Expenses and Income Tax and Social Contribution; the reclassification of Dividends Received from Other Investments from Securities and Derivative Financial Instruments to Equity in Earnings of Affiliates and Other Investments.

	Prior disclosure	Reclassification	Reclassified balances
OTHER LIABILITIES	120,530,147	-	120,530,147
Tax and social security	21,789,753	(95,823)	21,693,930
Sundry	16,305,710	95,823	16,401,533
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	596,387,066	-	596,387,066

STATEMENT OF INCOME
INCOME FROM FINANCIAL OPERATIONS	39,414,783	(12,124)	39,402,659
Securities and derivative financial instruments	13,062,747	(12,124)	13,050,623
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	23,320,207	(12,124)	23,308,083
GROSS INCOME FROM FINANCIAL OPERATIONS	16,105,000	(12,124)	16,092,876
OTHER OPERATING REVENUES (EXPENSES)	(6,458,196)	(1,013,315)	(7,471,511)
Personnel expenses	(4,860,100)	(1,025,439)	(5,885,539)
Equity in earnings of affiliates and other investments	78,638	37,503	116,141
Other operating revenues	541,834	(25,379)	516,455
OPERATING INCOME	9,646,804	(1,025,439)	8,621,365
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	10,000,220	(1,025,439)	8,974,781
INCOME TAX AND SOCIAL CONTRIBUTION	(4,244,052)	370,418	(3,873,634)
Due on operations for the period	(4,743,047)	387,702	(4,355,345)
Related to temporary differences	498,995	(17,284)	481,711
PROFIT SHARING	(767,349)	655,021	(112,328)
Employees - Law No. 10,101 of 12/19/2000	(655,021)	655,021	-
NET INCOME	4,585,732	-	4,585,732

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